UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 25, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Stock Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities in the Company.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

MAJOR TRANSACTION
ABSORPTION OF SHANGHAI AIRLINES

Financial Adviser

A letter from the board of directors of China Eastern Airlines Corporation Limited (the ‘‘Company’’) is set out on pages 1 to 12 of this circular.

An extraordinary general meeting of the Company (the ‘‘EGM’’) and separate class meetings of the holders of H shares of the Company (the ‘‘H Shareholders Class Meeting’’) and the holders of A shares of the Company (the ‘‘A Shareholders Class Meeting’’), respectively will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2 : 00 p.m. and 2 : 30 p.m. respectively on Friday, 9 October 2009. Notices of the EGM and H Shareholders Class Meeting dated 25 August 2009 setting out the resolutions to be approved at the EGM and the H Shareholders Class Meeting are set out at the end of this circular. Proxy forms for use at the EGM and the H Shareholders Class Meeting and the attendance slips are also despatched together with this circular. If you intend to attend the EGM and/or the H Shareholders Class Meeting, you should complete and return the attendance slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you intend to attend the EGM and/or the H Shareholders Class Meeting, you are requested to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding such meetings or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM and/or the H Shareholders Class Meeting should you so wish.

25 August 2009

CONTENTS

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

‘‘Absorption Agreement’’	means the agreement entered into between the Company and Shanghai Airlines on 10 July 2009 in relation to the Absorption Proposal;

‘‘Absorption Proposal’’
means the proposed absorption of Shanghai Airlines by the Company pursuant to the Absorption Agreement through the proposed issue of A Shares by the Company at the Exchange Ratio to exchange for SA Shares or the Cash Alternative;

‘‘ADRs’’	means the American depositary shares of the Company, which are listed on the New York Stock Exchange Inc.;

‘‘Announcement’’	means the announcement of the Company dated 10 July 2009 relating to, among other things, the proposed absorption of Shanghai Airlines pursuant to the Absorption Proposal;

‘‘A Shareholders Class Meeting’’	means the shareholders’ meeting to be convened for the holders of A Shares on Friday, 9 October 2009, or any adjournment thereof, to consider, and if thought fit, approve the Absorption Proposal;

‘‘A Shares’’	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

‘‘Articles of Association’’	means the articles of association of the Company;

‘‘associates’’	has the meaning ascribed thereto under the Listing Rules;

‘‘Board’’	means the board of directors of the Company;

‘‘Business Day’’	means a day (excluding Saturday and Sunday) on which the banks are generally open for business in the PRC;

‘‘Buy-back Alternative’’
means the right of the CEA Dissenting Shareholder to require the Buy-back Alternative Provider to buy-back its Shares as required by the applicable PRC laws and regulations (for example, 《公司 法》(PRC Company Law) and《 到 境 外 上 市 公 司 章 程 必 備 條 款 》(Mandatory Provisions for Companies Listing Overseas)) and the Articles of Association;

‘‘Buy-back Alternative Declaring Period’’	means the period to be determined and announced by the Company in which CEA Dissenting Shareholder may declare their election of the Buy-back Alternative;

– ii –

DEFINITIONS

‘‘Buy-back Alternative Exercise Day’’
means the day to be determined and announced by the Company on which the Buy-back Alternative Provider shall pay, and the CEA Dissenting Shareholder shall receive, cash in exchange for the Shares held by the CEA Dissenting Shareholders pursuant to the Absorption Proposal;

‘‘Buy-back Alternative Provider’’	means:
	(i)	in respect of any CEA Dissenting Shareholders who holds A Shares, State Development & Investment Corp. (國家開發投資公司) or its wholly owned subsidiaries incorporated in the PRC; and

	(ii)	in respect of any CEA Dissenting Shareholders who holds H Shares, State Development & Investment Corp. (國家開發投資公司) or its wholly owned subsidiaries incorporated outside the PRC,

each being an independent third party of the Company, which shall, at the Buy-back Alternative Exercise Day, pay the CEA Dissenting Shareholders in cash in exchange for the whole or part of A Shares or H Shares held by the CEA Dissenting Shareholders pursuant to the Absorption Proposal;

‘‘Cash Alternative’’
means the right of the SA Dissenting Shareholder to elect to receive cash from the Cash Alternative Provider pursuant to the Absorption Proposal as required by the applicable PRC laws and regulations (for example, 《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies));

‘‘Cash Alternative Declaring Period’’	means the period to be determined and announced by the Company and Shanghai Airlines in which the SA Dissenting Shareholder may declare its election of the Cash Alternative;

‘‘Cash Alternative Exercise Day’’
means the day to be determined and announced by the Company and Shanghai Airlines on which the Cash Alternative Provider shall pay, and the SA Dissenting Shareholder shall receive, such cash in exchange for the SA Shares held by the SA Dissenting Shareholders pursuant to the Absorption Proposal;

– iii –

DEFINITIONS

‘‘Cash Alternative Provider’’
means State Development & Investment Corp. (國家開發投資公司) or its wholly owned subsidiaries incorporated in the PRC, an independent third party of the Company, which shall, on the Cash Alternative Exercise Day, pay the SA Dissenting Shareholder in cash in exchange for the whole or part of the SA Shares held by such SA Dissenting Shareholders pursuant to the Absorption Proposal;

‘‘CEA Dissenting Shareholder’’	means the Shareholder who:
	(i)	has made Effective Dissenting Votes at the shareholders’ meetings of the Company convened for the purpose of approving the Absorption Proposal;

	(ii)	continuously holds the Shares representing the Effective Dissenting Votes until the Buy-back Alternative Exercise Day; and

	(iii)	has, within the Buy-back Alternative Declaring Period, duly declared all the Effective Dissenting Votes that enable it to exercise the Buy-back Alternative;

and excluding the following Shareholders:

	(i)	any Shareholder who is a director, supervisor and senior management person of the Company and whose Shares are subject to lock-up requirements;

	(ii)	any Shareholder whose Shares are subject to any pledge, third party rights or are frozen as a result of judicial proceedings;

	(iii)	any Shareholder who has committed to the Company that it will not elect to receive the Buy-back Alterative; or

	(iv)	any Shareholder who is not permitted to elect the Buy-back Alternative pursuant to applicable laws and regulations;

‘‘CCASS’’	the Central Clearing and Settlement System;

‘‘CEA Holding’’
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 56.08% of its issued share capital as at the Latest Practicable Date;

– iv –

DEFINITIONS

‘‘CES Global’’
means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a company incorporated under the laws of Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding and a substantial shareholder of the Company holding approximately 18.57% of its issued share capital as at the Latest Practicable Date;

‘‘Company’’
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

‘‘connected person’’	has the meaning ascribed thereto under the Listing Rules;

‘‘controlling shareholder’’	has the meaning ascribed thereto under the Listing Rules;

‘‘CSRC’’	means the China Securities Regulatory Commission;

‘‘Directors’’	means the directors of the Company;

‘‘Effective Dissenting Votes’’
means any dissenting votes in relation to the Absorption Proposal effectively made by a shareholder through one of the two means: vote at the shareholders’ meeting or vote through internet, and if the same share has been voted by both means, or if the same share has been voted for several times through internet, then ‘‘Effective Dissenting Vote’’ shall refer to the first vote;

‘‘EGM’’	means the extraordinary general meeting of the Company to be convened on Friday, 9 October 2009, or any adjournment thereof, to consider, and if thought fit, approve the Absorption Proposal;

‘‘Enlarged Group’’	means the Group after the completion of the proposed absorption of Shanghai Airlines;

‘‘Exchange Ratio’’	means the ratio at which 1.3 A Shares will be issued by the Company in exchange for every SA Share under the Absorption Proposal;

‘‘Group’’	means the Company and its subsidiaries;

‘‘H Shareholders Class Meeting’’	means the shareholders’ meeting to be convened for the holders of H Shares on Friday, 9 October 2009, or any adjournment thereof, to consider, and if thought fit, approve the absorption;

– v –

DEFINITIONS

‘‘H Shares’’
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

‘‘HK$’’	means Hong Kong dollars, the lawful currency of Hong Kong;

‘‘Hong Kong’’	means the Hong Kong Special Administrative Region of China;

‘‘IFRS’’	means the International Financial Reporting Standards;

‘‘Latest Practicable Date’’	means 20 August 2009, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;

‘‘Listing Rules’’	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’ or ‘‘China’’	means the People’s Republic of China;

‘‘Price Fixing Period’’	means the 20 trading days ending on and including 5 June 2009;

‘‘PwC’’	means PricewaterhouseCoopers;

‘‘RMB’’	means Renminbi, the lawful currency of the PRC;

‘‘SA Dissenting Shareholder’’	means any SA Shareholder who:
(i) has made the Effective Dissenting Votes at the shareholders’ meeting of Shanghai Airlines convened for the purpose of approving the Absorption Proposal;

(ii) continuously holds the SA Shares representing the Effective Dissenting Votes until the Cash Alternative Exercise Day; and

(iii) has, within the Cash Alternative Declaring Period, duly declared all the Effective Dissenting Votes that enable it to exercise the Cash Alternative;

and excluding the following SA Shareholders:

(i) any SA Shareholder who is a director, supervisor and senior management person of Shanghai Airlines and whose SA Shares are subject to lock-up requirements;

(ii) any SA Shareholder whose SA Shares are subject to any pledge, third party rights or are frozen as a result of judicial proceedings;

– vi –

 DEFINITIONS

(iii) any SA Shareholder who has committed to Shanghai Airlines that it will not elect to receive the Cash Alterative; or

(iv) any SA Shareholder who is not permitted to elect the Cash Alternative pursuant to applicable laws and regulations;

‘‘SA Shareholders’’	means the shareholders of Shanghai Airlines;

‘‘SA Shares’’	means the A shares of Shanghai Airlines issued and listed on Shanghai Stock Exchange;

‘‘SFO’’	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

‘‘Shanghai Airlines’’	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd), a PRC airlines company with its entire shares listed on the Shanghai Stock Exchange;

‘‘Shareholders’’	means the shareholders of the Company;

‘‘Shares’’	means A Shares and H Shares;

‘‘Stock Exchange’’	means The Stock Exchange of Hong Kong Limited;

‘‘substantial shareholder’’	has the meaning ascribed thereto under the Listing Rules;

‘‘Target Group’’	means Shanghai Airlines and its subsidiaries;

‘‘trading day’’
with respect to A shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities; and with respect to H shares, means a day on which the Stock Exchange is open for dealing or trading in securities; and

‘‘%’’	per cent.

In this circular: (i) all figures have been rounded to the nearest two decimal places; (ii) for illustration purpose, an exchange rate of HK$1.00 to RMB0.88 has been applied; and (iii) for the avoidance of doubt, references to ‘‘not less than’’ a figure and ‘‘not more than’’ a figure shall include the figure mentioned.

– vii –

 LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

Directors:	Legal address:
Liu Shaoyong (Chairman)	66 Airport Street
Li Jun (Vice Chairman)	International Airport
Ma Xulun (Director, President)	Pudong New District
Luo Chaogeng (Director)	Shanghai
Luo Zhuping (Director, Company Secretary)	PRC

Independent non-executive Directors:	Head office:
Hu Honggao	2550 Hongqiao Road
Wu Baiwang	Shanghai
Zhou Ruijin	PRC
Xie Rong
Sandy Ke-Yaw Liu	Principal place of business in
Hong Kong:
Unit B, 31/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar
and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716,
17th Floor Hopewell Centre
183 Wanchai Queen’s Road East
Hong Kong

25 August 2009

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
ABSORPTION OF SHANGHAI AIRLINES

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 10 July 2009 (the ‘‘Announcement’’) in relation to, among other things, the proposed absorption of Shanghai Airlines.

LETTER FROM THE BOARD

On 10 July 2009, the Company entered into the Absorption Agreement with Shanghai Airlines in relation to the Absorption Proposal. The Absorption Proposal, if fully implemented, will involve the issue of a maximum of 1,694,838,860 A Shares by the Company to the SA Shareholders on a record date to be determined and announced by the Company and Shanghai Airlines, in exchange for all the existing issued shares of Shanghai Airlines.

The purposes of this circular are, among other things:

(1)	to provide you with further information in relation to the proposed absorption; and

(2)	to give you notices of the EGM and the H Shareholders Class Meeting to consider and, if thought fit, to approve resolutions in relation to, among other things, the Absorption Proposal.

2.	THE ABSORPTION PROPOSAL

The Exchange Ratio

The Company will exchange in aggregate a maximum of 1,303,722,200 SA Shares in the issued share capital of Shanghai Airlines by an issue of a maximum of 1,694,838,860 A Shares, meaning that for every SA Share, 1.3 A Shares will be issued. The Exchange Ratio has been determined on the following basis:

(1)
the price per SA Share was determined at RMB5.50 based on the average trading price of SA Shares for a period of 20 trading days up to and including 5 June 2009, being the last trading day immediately before the suspension of trading of SA Shares on the Shanghai Stock Exchange pending release of an announcement of the Company in relation to the proposed negotiation on the terms of the Absorption Proposal;

(2)
the price per A Share was determined at RMB5.28 based on the average trading price per A Share for a period of 20 trading days up to and including 5 June 2009, being the last trading day immediately before the suspension of trading of A Shares on the Shanghai Stock Exchange pending release of an announcement of the Company in relation to the proposed negotiation on the terms of the Absorption Proposal; and

(3)
based on a risk premium of approximately 25%, for every SA Share, 1.3 A Shares will be issued, and for the avoidance of doubt, such risk premium is only available to those SA Shareholders who elect to exchange their SA Shares for A Shares.

In determining the level of the risk premium and the Exchange Ratio, the Company has taken into consideration factors including: (i) uncertainty in the fluctuation of the share prices of the Company that the SA Shareholders will have to face; (ii) the financial situation of Shanghai Airlines; (iii) the synergy effect that will be brought to bear on the business of the Company such as the ability to establish economies of scale, the increase in the market share of the Company in the air transportation market in Shanghai and the integrating of the flight route network and marketing network of the Company and Shanghai Airlines.

LETTER FROM THE BOARD

Rights of the Dissenting Shareholders

Subject to the Absorption Proposal becoming unconditional, the SA Dissenting Shareholders may elect to exercise the Cash Alternative to receive cash at the rate of RMB5.50 per SA Share. Such rate is determined based on the average trading price of SA Shares during the Price Fixing Period. The Cash Alternative will be provided by the Cash Alternative Provider. The SA Dissenting Shareholder who opts for the Cash Alternative should, within the Cash Alternative Declaring Period, declare altogether the Effective Dissenting Votes such SA Dissenting Shareholder owns.

Subject to the Absorption Proposal becoming unconditional, the CEA Dissenting Shareholders may elect to exercise the Buy-back Alternative to receive cash at the rates of RMB5.28 per A Share and HK$1.56 per H Share. Such rates are determined by reference to the average trading prices of A Shares and average trading prices of H Shares respectively during the Price Fixing Period. The Buy-back Alternative will be provided by the Buy-back Alternative Provider. The CEA Dissenting Shareholder who opts for the Buy-back Alternative should, within the Buy-back Alternative Declaring Period, declare altogether the Effective Dissenting Votes such CEA Dissenting Shareholder owns.

The cash to be received by a CEA Dissenting Shareholder who opts for the Buy-back Alternative is determined at a rate by reference to the average trading prices of A Shares and the average trading prices of H Shares respectively during the Price Fixing Period. The Board considers the Buy-back Alternative fair and reasonable and in the interest of the Shareholders as a whole.

Please also refer to paragraph 14 ‘‘Investors whose H Shares held by nominee or trustee and holders of ADRs dissenting the Absorption Proposal’’ of Appendix V ‘‘General Information’’ of this circular for more information relating to the Buy-back Alternative.

Absorption of Assets and Assumption of Liabilities

Upon full implementation of the Absorption Proposal, all the assets, business, staff and rights of Shanghai Airlines will be absorbed into and all the liabilities of Shanghai Airlines will be assumed by the Company or a wholly owned subsidiary of the Company to be used to absorb all the assets and assume all the liabilities of Shanghai Airlines pursuant to the Absorption Proposal.

To facilitate the obtaining of consents to the proposed absorption by the creditors of Shanghai Airlines and subject to the Absorption Proposal becomes unconditional, the Company may, if so required by the creditors of Shanghai Airlines, provide guarantees to those creditors of Shanghai Airlines in relation to all the relevant liabilities and contingent liabilities of Shanghai Airlines arising out of its provision of guarantees to other companies, which will be assumed by the Company or its wholly owned subsidiary to be used to absorb all the assets and assume all the liabilities of Shanghai Airlines. As of 30 June 2009, the total liabilities of Shanghai Airlines (prepared in accordance with PRC accounting regulations) amounts to approximately RMB13.35 billion and the amount of guarantees provided by Shanghai Airlines to other companies amounts to approximately RMB126.50 million (details of which please refer to Appendix I of this circular). The total amount of guarantee that the Company is to provide is expected to be not more than RMB13,481,053,813.65. Further announcement(s) will be made by the Company if required by the Listing Rules when the details of such guarantee(s) become available.

 LETTER FROM THE BOARD

Shanghai Airlines shall deliver all its assets and, with the assistance of the Company, handle all the relevant registration and filing procedures within 4 months after the coming into effect of the Absorption Agreement, including but not limited to the registration and filing procedures in relation to the title to real property, intellectual property, shares and aircraft.

3.	THE ABSORPTION AGREEMENT

On 10 July 2009, the Company entered into the Absorption Agreement with Shanghai Airlines in relation to the Absorption Proposal. In addition to the terms set out in section 2 above, the major terms and conditions of the Absorption Agreement include:

Parties	The Company and Shanghai Airlines.

Consideration
The Company will exchange in aggregate a maximum of 1,303,722,200 SA Shares in the issued share capital of Shanghai Airlines by an issue of a maximum of 1,694,838,860 A Shares, meaning that for every SA Share, 1.3 A Shares will be issued.

Subject to the Absorption Proposal becoming unconditional, the SA Dissenting Shareholders may elect to exercise the Cash Alternative to receive cash at the rate of RMB5.50 per SA Share, such rate is determined based on the average trading price of SA Shares during the Price Fixing Period. The Cash Alternative will be provided by the Cash Alternative Provider.

Conditions Precedents	The Absorption Agreement and the transactions contemplated thereunder shall become effective upon satisfaction of the following conditions:

(1)
obtaining the approvals from (i) the Shareholders at the shareholders’ meeting and the respective class meetings of the Company convened for such purpose; and (ii) the SA Shareholders at the shareholders’ meeting of Shanghai Airlines convened for such purpose;

(2)
obtaining the requisite consents and approvals from the State-owned Assets Administration Commission, the relevant governing authorities of the civil aviation industry, the Ministry of Commerce and CSRC; and

(3)	obtaining the waiver from CSRC in relation to the requirement of a general offer by CEA Holding (if applicable).

LETTER FROM THE BOARD

Re-negotiation of the exchange ratio
In the event that a notice for convening the shareholders’ meetings of the Company for purpose of approving the Absorption Proposal cannot be despatched to the Shareholders within 6 months after 10 July 2009, the Company and Shanghai Airlines shall hold other meetings of their respective board of directors to further discuss and determine the absorption proposal.

Termination
The Company and Shanghai Airlines shall use their best endeavors to procure the conditions precedents to be satisfied upon the later of: (i) 12 months after the shareholders’ meetings of both the Company and Shanghai Airlines have approved the Absorption Agreement and the transactions contemplated thereunder; or (ii) otherwise agreed in writing by the parties (the ‘‘Prescribed Period’’).

If the conditions precedents cannot be fully satisfied or otherwise waived by the parties and the parties cannot reach an agreement on the extension of the Prescribed Period within 90 days after the expiration of the Prescribed Period, the Absorption Agreement shall be terminated automatically.

As at the Latest Practicable Date, except the approval from the State-owned Assets Administration Commission in relation to Absorption Proposal has been obtained, none of the other conditions precedents have been satisfied.

4.	EFFECTS OF THE ABSORPTION PROPOSAL

The Absorption Proposal will involve the issue of A Shares at the Exchange Ratio by the Company to the SA Shareholders in exchange for SA Shares held by them. Subject to the approval of the CSRC and the Shanghai Stock Exchange, the A Shares to be issued for the purpose of the Absorption Proposal will be listed on the Shanghai Stock Exchange.

If the Absorption Proposal is implemented, a maximum total of 1,694,838,860 A Shares will be issued in exchange for SA Shares. Upon full implementation of the Absorption Proposal (assuming no other shares of the Company are to be issued between the Latest Practicable Date and implementation of the Absorption Proposal), the maximum total issued share capital of the Company will be 9,436,538,860 shares, comprising 3,004,325,000 H Shares and maximum 6,432,213,860 A Shares, representing approximately 31.84% and 68.16%, respectively, of the total issued share capital of the Company as enlarged by the issue of A Shares pursuant to the Absorption Proposal.

The A Shares issued to the SA Shareholders pursuant to the Absorption Proposal will be freely tradable and subject to certain lock-up arrangements applicable to certain substantial shareholders among the existing SA Shareholders. Details of such lock-up arrangements are currently not known. They are yet to be determined in due course through consultation with relevant PRC regulatory authorities. Further announcement(s) will be made by the Company when details of the lock-up arrangements have been determined.

LETTER FROM THE BOARD

5.	REASONS FOR AND BENEFITS OF THE ABSORPTION PROPOSAL

The reasons for and benefits of the Absorption Proposal are:

The Company aims to optimize its airlines network, improve the operating efficiency of its resources, effectively reduce its operating costs, enhance its profitability and better serve the World Exposition to be held in Shanghai through the absorption of Shanghai Airlines. The absorption will expand the operations of the Company, improve its profitability, with a view to enhancing the interests of the Shareholders as a whole. Specifically, the absorption aims to achieve the following purposes:

(1)	Strengthening the competitiveness of the Company

China has become one of the largest air transportation markets in the world. However, comparing to the leading international airlines in the world, the air transportation industry of China is still lacking in competitiveness due to its inability to establish economies of scale. The absorption will enable the Company to expand its market share in the air transportation market in Shanghai which is a transportation hub, increase the number of joint flights, expand its market coverage and facilitate the realization of the Company’s strategic objective of positioning itself as an hub-networking air transportation company.

(2)	Attaining synergy through integration of the resources

The Company and Shanghai Airlines are both airline carriers with Shanghai as their bases. There has been for a long time overlapping in the resources input into route operations and flights and aircraft services as the two companies run independently. With the absorption, the two companies can attain synergy in their use of aircraft fuel, purchases of aircraft, aircraft repair and maintenance, flight equipment, etc. In addition, they can realize the optimization of the route plans and flight schedules, enhancement of route network structure and improvement of transport efficiency. Accordingly, the operating costs and management fees can be reduced and the profitability can be improved.

(3)	Promoting the evolution of Shanghai international air transportation centre

The implementation of the strategy of the Shanghai airport hub is vital for Shanghai to become an essential integral part of the international air transportation centre. The absorption will enable the Company to enhance its route network and number of aircraft. Meanwhile, a stronger based airline company can expedite the emergence of the Shanghai airport hub, which in turn will promote the evolution of Shanghai as an international air transportation centre.

Clearly, the above benefits more than outweigh the impact from the recent loss-making financial position of Shanghai Airlines. The Board believes that the terms of the Absorption Proposal are fair and reasonable and are in the interests of the Shareholders as a whole.

LETTER FROM THE BOARD

6.	FINANCIAL IMPACT OF THE ABSORPTION

According to the Company’s audited financial statements as at and for the year ended 31 December 2008 prepared in accordance with IFRS, the consolidated total assets of the Company amounted to RMB73.05 billion as at 31 December 2008, with a liabilities-to-assets ratio of 117.26%. According to the interim results announcement of the Company dated 10 August 2009, the unaudited consolidated total assets of the Company as at 30 June 2009 amounted to RMB72.84 billion, with a liabilities-to-assets ratio of 106.27%. Assuming the absorption of Shanghai Airlines were completed on 30 June 2009, the unaudited consolidated total assets of the Company on a pro forma basis would have increased to RMB97.63 billion, and the liabilities-to-assets ratio would have decreased to 95.46%. Upon completion of the absorption, the Company will become more financially secured and better shielded against risks, and its sustainable development in the future will be safeguarded.

		Year ended 31 December			Six months ended 30 June
		2006	2007	2008	2008	2009
			(Unit: RMB’000)

Revenue	Shanghai Airlines	9,842,049	12,044,857	13,154,092	6,560,579	5,328,020
	the Company	37,556,852	42,533,893	41,072,557	20,267,185	17,130,451

Profit/(loss) for	Shanghai Airlines	8,430	(531,971)	(1,199,420)	33,571	(270,547)
the year/period	the Company	(3,035,157)	378,568	(15,268,532)	(175,318)	984,654
attributable to the
equity holders

Note:
The financial data of Shanghai Airlines and the Company for the six months ended 30 June 2008 and the financial data of the Company for the six months ended 30 June 2009 are unaudited. Loss for the year ended 31 December 2006 attributable to the equity holders of the Company is restated according to the latest accounting policies adopted by the Company as further explained on page 104 of this circular. Other than the above, the remainders set out above represent audited data.

Upon completion of the absorption when all of the assets, liabilities, business operations and human resources of Shanghai Airlines will be consolidated to the Company, the scale of revenue of the Company will increase. In recent years, factors including the change in the overall economic landscape, the substantial fluctuation in international oil prices and the occurrence of natural disasters and unexpected circumstances in the PRC have contributed to a large fluctuation in the operating results of PRC domestic airlines including Shanghai Airlines and the Company. Upon completion of the absorption, the synergy in terms of sales and marketing, operating settlement, cost control and information infrastructure will provide positive impact to the future operating results of the Company.

7.	IMPLICATIONS OF THE LISTING RULES

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Shanghai Airlines and its beneficial owners (Shanghai Alliance Investment Limited, Bank of China Group Investment Limited and Jin Jiang International) are parties independent of the Company and independent of the connected persons of the Company. To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the ultimate beneficial owners of Shanghai Alliance Investment Limited, Bank of China Group Investment Limited and Jin Jiang International are not connected persons of the Company. The transactions contemplated under the Absorption Proposal do not constitute connected transactions of the Company.

LETTER FROM THE BOARD

The highest ‘‘size tests’’ percentage ratio applicable to the relevant share exchange through the Absorption Proposal is more than 25% but less than 100%. As a result, the Absorption Proposal will constitute a major transaction of the Company under Rule 14.06(3) of the Listing Rules. Further, the issue of A Shares pursuant to the Absorption Proposal will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association.

Pursuant to Rule 14.06(3), Rule 19A.38 of the Listing Rules and the Articles of Association, the Absorption Proposal is required to be approved by the Shareholders at a general meeting and separate class meetings. No Shareholder will be required to abstain from voting at any shareholders’ meeting to approve the Absorption Proposal.

8.	SHAREHOLDING STRUCTURE OF THE COMPANY

As at the date of Latest Practicable Date, the shareholding structure of the Company is as follows:

Note:	The percentages shown are rounded to the nearest 2 decimal places.

LETTER FROM THE BOARD

Immediately after the full implementation of the Absorption Proposal (assuming that no other Shares has been issued after the Latest Practicable Date until the full implementation of the Absorption Proposal), it is anticipated that the shareholding structure of the Company will be as follows:

Note:	The percentages shown are rounded to the nearest 2 decimal places.

The percentages shown are based on the assumption that none of the SA Shareholders or the Shareholders opts for the Cash Alternative or the Buy-back Alternative (as the case may be) pursuant to the Absorption Proposal.

As such, full implementation of the Absorption Proposal will not result in change of control of the Company.

9.	RANKING OF NEW A SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the Absorption Proposal will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares.

10.	INFORMATION ABOUT THE PARTIES

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and ADRs are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively. The existing registered share capital of the Company is RMB7,741,700,000, which has been fully paid up.

LETTER FROM THE BOARD

Shanghai Airlines is a joint stock limited company established in the PRC, with its A shares listed on the Shanghai Stock Exchange. The shareholding structure of Shanghai Airlines as at 10 August 2009 is as follows:

Shanghai Airlines primarily engages in the business of domestic air transportation of passengers and cargo, agency business for airline companies, approved international and regional business for air transportation of passengers and cargo, domestic business flight, business flight in neighbouring countries and regions, approved management of business aircraft, and maintenance of aviation equipment and machinery. The listing status of Shanghai Airlines will not be maintained after the completion of the Absorption Proposal.

Based on the audited financial information of Shanghai Airlines prepared in accordance with PRC accounting regulations, the net asset value attributable to equity holders of Shanghai Airlines as at 31 December 2007 and 31 December 2008 and the net profit before tax and net profit after tax attributable to equity holders of Shanghai Airlines for the 2 financial years ended 31 December 2007 and 31 December 2008 respectively as stated in Shanghai Airlines’ published annual reports are as follows:

	As at	As at
	31 December 2007	31 December 2008
	(RMB in million)	(RMB in million)

Net asset value attributable to equity holders of Shanghai Airlines	1,585.89	331.58

	For the year ended	For the year ended
	31 December 2007	31 December 2008
	(RMB in million)	(RMB in million)

Net profit before tax	(479.42)	(1,346.93)
Net profit after tax attributable to equity holders of Shanghai Airlines	(435.12)	(1,249.25)

LETTER FROM THE BOARD

11.	EGM AND CLASS MEETINGS

The Company will convene the EGM and class meetings for the Shareholders to consider and, if thought fit, to approve, among other things, the proposed absorption. Details of the EGM and the H Shareholders Class Meeting and resolutions to be considered in these meetings are set out in the ‘‘Notice of EGM’’ and ‘‘Notice of H Shareholders Class Meeting’’ of this circular.

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited, at the close of business on Tuesday, 8 September 2009 will be entitled to attend the EGM and the H Shareholders Class Meeting upon completion of the necessary registration procedures.

Book closure

Holders of H Shares whose names appear on the register of members of the Company at the close of business on Tuesday, 8 September 2009 will be entitled to attend the EGM and the H Shareholders Class Meeting upon completion of the necessary registration procedures. The H Shares register of members will be closed from Wednesday, 9 September 2009 to Friday, 9 October 2009, both days inclusive, during which period no transfer of H Shares will be effected. Where applicable, holders of the H Shares intending to attend the EGM and the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Tuesday, 8 September 2009.

Proxy forms and attendance slips

Whether or not you intend to attend the EGM or the class meetings, you are requested to complete and return the relevant proxy form(s) in accordance with the instructions thereon. The proxy form should be returned as soon as possible and in any event not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting at the relevant meetings should you so wish.

If you are eligible and intend to attend the respective meetings, you are required to complete and return the relevant attendance slip(s) to in accordance with the instructions thereon. The attendance slip should be returned as soon as possible and in any event not later than 20 days before the date appointed for holding such meeting or any adjournment thereof.

12.	RECOMMENDATION OF THE BOARD

The Directors believe that the terms of the Absorption Agreement are fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM and the relevant class meetings in relation to the Absorption.

LETTER FROM THE BOARD

13.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The following is the text of a report received from the Company’s reporting accountant, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong for the purpose of incorporation into this circular.

The Directors
China Eastern Airlines Corporation Limited

Dear Sirs

We set out below our report on the financial information (the ‘‘Financial Information’’) of Shanghai Airlines Co., Ltd. (the ‘‘Target Company’’) and its subsidiaries (together, the ‘‘Target Group’’) set out in Sections I to III below, for inclusion in the circular of China Eastern Airlines Corporation Limited (the ‘‘Company’’) dated 25 August 2009 (the ‘‘Circular’’) in connection with the proposed acquisition of the Target Company by the Company (the ‘‘Proposed Acquisition’’). The Financial Information comprises the consolidated balance sheets of the Target Group as at 31 December 2006, 2007 and 2008 and 30 June 2009, the balance sheets of the Target Company as at 31 December 2006, 2007 and 2008 and 30 June 2009, and the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements of the Target Company for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2008 and 2009 (the ‘‘Relevant Periods’’), and a summary of significant accounting policies and other explanatory notes.

The Target Company was established in the People’s Republic of China (the ‘‘PRC’’) as a limited liability company on 25 October 2000. As at the date of this report, the Target Company has direct and indirect interests in subsidiaries, associated companies and joint controlled entities as set out in Notes 20, 21 and 22 of Section II below. All of these companies are private companies. The consolidated financial statements of the Target Company prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises in the PRC for the year ended 31 December 2006 and the consolidated financial statements of the Target Company prepared in accordance with the Accounting Standards for Business Enterprises (2006) of the PRC for the each of the years ended 31 December 2007 and 2008 and six months ended 30 June 2009 were audited by Shulun Pan Certified Public Accountants Co., Ltd..

For the purpose of this report, the directors of the Company have prepared the consolidated financial statements of the Target Company for the Relevant Periods (the ‘‘Underlying Financial Statements’’) in accordance with International Financial Reporting Standards (‘‘IFRS’’) issued by the International Accounting Standards Board. We have audited the Underlying Financial Statements for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009 in accordance with International Standards on Auditing. The Financial Information has been prepared based on the Underlying Financial Statements with no adjustment made thereon.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

DIRECTORS’ RESPONSIBILITY

The directors of the Target Company during the Relevant Periods are responsible for the preparation and the true and fair presentation of the consolidated financial statements of the Target Company in accordance with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises in the PRC or the Accounting Standards for Business Enterprises (2006) of the PRC as appropriate. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements of the Target Company that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

For the Financial Information for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, the directors of the Company are responsible for the preparation and the true and fair presentation of the Financial Information in accordance with IFRS. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the Financial Information that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

For the Financial Information for the six months ended 30 June 2008, the directors of the Company are responsible for the preparation and the presentation of the Financial Information in accordance with the accounting policies set out in Note 2 of Section II below which are in conformity with IFRS.

REPORTING ACCOUNTANT’S RESPONSIBILITY

For the Financial Information for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, our responsibility is to express an opinion on the Financial Information based on our examination and to report our opinion to you. We examined the Underlying Financial Statements used in preparing the Financial Information, and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline 3.340 ‘‘Prospectuses and the Reporting Accountant’’ issued by the Hong Kong Institute of Certified Public Accountants (the ‘‘HKICPA’’).

For the Financial Information for the six months ended 30 June 2008, our responsibility is to express a conclusion on the Financial Information based on our review and to report our conclusion to you. We conducted our review in accordance with International Standard on Review Engagements 2410 ‘‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’’. A review of the Financial Information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

OPINION AND REVIEW CONCLUSION

In our opinion, the Financial Information for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, for the purpose of this report, gives a true and fair view of the state of affairs of the Target Company and of the Target Group as at 31 December 2006, 2007 and 2008 and 30 June 2009 and of the Target Group’s results and cash flows for the respective years and period then ended.

Based on our review, which does not constitute an audit, nothing has come to our attention that causes us to believe that the Financial Information for the six months ended 30 June 2008, for the purpose of this report, is not prepared, in all material respects, in accordance with the accounting policies set out in Note 2 of Section II below which are in conformity with IFRS.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

I.	FINANCIAL INFORMATION OF THE TARGET GROUP

The following is the Financial Information of the Target Company and the Target Group as at 31 December 2006, 2007 and 2008 and 30 June 2009 and for each of the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2008 and 2009.

(a)	Consolidated Statements of Comprehensive Income

		Year ended 31 December			Six months ended 30 June
		2006	2007	2008	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Unaudited)

Revenues	5	9,842,049	12,044,857	13,154,092	6,560,579	5,328,020
Other income	6	3,968	45,377	81,637	42,407	314,875
Other gains/(losses)	6	20,223	(120,780)	14,877	123	(1,294)

Operating expenses
Aircraft fuel		(2,770,045)	(3,703,668)	(4,957,548)	(2,205,349)	(1,400,255)
(Loss)/gain on fair value movements of fuel option contracts	8	—	—	(181,119)	—	51,693
Take-off and landing charges		(855,101)	(1,045,877)	(1,127,735)	(527,224)	(587,617)
Depreciation and amortization		(654,342)	(746,914)	(726,271)	(357,496)	(414,516)
Wages, salaries and benefits	9	(901,986)	(1,192,078)	(1,412,436)	(654,572)	(778,364)
Aircraft maintenance		(493,061)	(726,249)	(963,405)	(509,242)	(385,503)
Food and beverages		(119,409)	(118,207)	(132,993)	(66,115)	(73,264)
Aircraft operating lease rentals		(798,194)	(1,103,385)	(1,194,585)	(581,744)	(590,425)
Transportation, accommodation and meals		(1,033,771)	(1,222,629)	(1,244,097)	(690,046)	(457,577)
Cost of inventories		(832,324)	(963,734)	(681,483)	(337,131)	(258,001)
Other operating lease rentals		(67,889)	(83,867)	(171,013)	(77,536)	(71,220)
Selling and marketing expenses		(437,328)	(511,972)	(561,096)	(266,769)	(288,645)
Civil aviation infrastructure levies		(183,320)	(220,252)	(235,739)	(114,881)	(130,468)
Office, administrative and other expenses		(576,759)	(804,783)	(861,009)	(373,634)	(340,341)
Total operating expenses		(9,723,529)	(12,443,615)	(14,450,529)	(6,761,739)	(5,724,503)

Operating profit/(loss)	10	142,711	(474,161)	(1,199,923)	(158,630)	(82,902)
Finance income	11	143,102	283,481	296,975	298,064	11,851
Finance costs	12	(273,895)	(374,964)	(396,834)	(204,578)	(181,783)
Share of results of associates	21	5,831	6,265	8,087	5,007	4,447
Share of results of jointly controlled entities	22	(1,629)	3,799	1,245	440	2,943

Profit/(loss) before income tax		16,120	(555,580)	(1,290,450)	(59,697)	(245,444)
Income tax	13	(22,873)	(18,148)	(15,403)	(8,787)	(20,811)

Loss for the year/period		(6,753)	(573,728)	(1,305,853)	(68,484)	(266,255)
Other comprehensive income/(expense) for the year/period		5,079	3,169	(4,575)	(4,976)	2,449
Fair value movements of available-for-sale financial assets, net of tax		3,253	1,440	(4,566)	(4,486)	2,626
Other income/(expense) recognised directly in equity		1,826	1,729	(9)	(490)	(177)

Total comprehensive loss for the year/period		(1,674)	(570,559)	(1,310,428)	(73,460)	(263,806)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

		Year ended 31 December			Six months ended 30 June
		2006	2007	2008	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Unaudited)

Profit/(loss) attributable to:	15
— Equity holders of the Target Company		8,430	(531,971)	(1,199,420)	33,571	(270,547)
— Minority interests		(15,183)	(41,757)	(106,433)	(102,055)	4,292

		(6,753)	(573,728)	(1,305,853)	(68,484)	(266,255)

Total comprehensive income/(loss) attributable to:
— Equity holders of the Target Company		13,509	(528,802)	(1,203,995)	28,595	(268,098)
— Minority interests		(15,183)	(41,757)	(106,433)	(102,055)	4,292

		(1,674)	(570,559)	(1,310,428)	(73,460)	(263,806)

Earnings/(loss) per share attributable to the equity holders of the Target Company during the year/period
— Basic and diluted (RMB)	16	0.01	(0.49)	(1.11)	0.03	(0.25)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(b)	Consolidated Balance Sheets

		As at 31 December			30 June
		2006	2007	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000

Non-current assets
Intangible assets		20,619	17,293	15,291	21,874
Property, plant and equipment	17	7,698,080	7,711,010	8,578,881	8,696,469
Lease prepayments	18	148,554	145,183	118,682	117,244
Advanced payments on acquisition of aircraft	19	949,006	1,879,092	2,535,437	2,966,923
Investments in associates	21	51,792	54,257	57,929	55,085
Investments in jointly controlled entities	22	14,165	17,124	18,369	19,587
Available-for-sale financial assets	23	80,127	144,749	178,519	181,945
Other long-term assets	24	444,706	505,202	514,008	542,208
Deferred tax assets	35	4,791	6,425	7,728	7,470
		9,411,840	10,480,335	12,024,844	12,608,805
Current assets
Flight equipment spare parts		275,371	299,522	383,717	392,576
Trade receivables	25	587,863	804,645	524,975	489,262
Amounts due from related companies	41(b)(i)	225	1,756	5,740	2,935
Prepayments, deposits and other receivables	26	432,587	604,929	500,784	749,070
Cash and cash equivalents	27	621,960	944,174	1,055,936	1,951,542
		1,918,006	2,655,026	2,471,152	3,585,385
Current liabilities
Sales in advance of carriage		157,848	192,232	238,544	194,547
Trade payables and notes payable	28	897,891	1,159,915	1,378,917	1,340,061
Amounts due to related companies	41(b)(i)	—	2,445	4,513	12,339
Other payables and accrued expenses	29	1,219,793	1,835,579	1,859,587	1,744,648
Short term debentures	30	800,000	800,000	—	—
Current portion of obligations under finance leases	31	—	32,208	69,430	71,861
Current portion of borrowings	32	2,653,910	3,882,581	6,084,068	7,203,120
Income tax payable		13,765	7,955	4,020	20,250
Current portion of provision for return condition checks for aircraft under operating leases	33	35,510	—	—	—
Derivative financial instrument	8	—	—	172,458	58,037
		5,778,717	7,912,915	9,811,537	10,644,863

Net current liabilities		(3,860,711)	(5,257,889)	(7,340,385)	(7,059,478)

Total assets less current liabilities		5,551,129	5,222,446	4,684,459	5,549,327

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

		As at 31 December			30 June
		2006	2007	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	31	—	466,748	1,085,354	1,048,516
Borrowings	32	3,337,295	2,916,205	2,781,675	2,854,788
Provision for return condition checks for
aircraft under operating leases	33	301,727	396,986	523,791	599,063
Other long-term liabilities	34	88,598	141,446	199,901	233,601
Deferred tax liabilities	35	217	375	142	295
Post-retirement benefit obligations	36	396,753	411,963	401,336	413,281
		4,124,590	4,333,723	4,992,199	5,149,544

Net assets/(Liabilities)		1,426,539	888,723	(307,740)	399,783

Equity
Capital and reserves attributable to the equity holders of the Target Company
Share capital	37	1,081,500	1,081,500	1,081,500	1,303,722
Reserves	38	289,825	(238,977)	(1,442,972)	(952,852)
		1,371,325	842,523	(361,472)	350,870
Minority interests		55,214	46,200	53,732	48,913

Total equity		1,426,539	888,723	(307,740)	399,783

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(c)	Company Balance Sheets

					As at
		As at 31 December			30 June
		2006	2007	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000

Non-current assets
Intangible assets		19,277	15,607	12,196	18,623
Property, plant and equipment	17	7,384,894	7,317,889	8,120,885	8,242,516
Lease prepayments	18	148,379	145,049	118,590	117,172
Advanced payments on acquisition of aircraft	19	949,006	1,879,092	2,535,437	2,966,923
Investments in subsidiaries	20	281,022	327,436	470,436	470,436
Investments in associates	21	40,000	40,000	40,000	40,000
Investment in a jointly controlled entity	22	15,000	15,000	15,000	15,000
Available-for-sale financial assets	23	78,028	142,374	177,521	180,315
Other long-term assets	24	423,944	457,431	448,909	434,155
Deferred tax assets	35	4,422	5,945	6,665	6,024
		9,343,972	10,345,823	11,945,639	12,491,164
Current assets
Flight equipment spare parts		259,887	278,910	345,990	347,670
Trade receivables	25	261,209	326,068	197,331	201,407
Amounts due from related companies	41(b)(i)	60,521	63,470	34,622	52,366
Amounts due from subsidiaries	41(b)(ii)	50,000	70,000	50,000	75,000
Prepayments, deposits and other receivables	26	179,008	159,379	263,354	517,108
Cash and cash equivalents	27	305,501	389,036	434,188	1,482,058
		1,116,126	1,286,863	1,325,485	2,675,609
Current liabilities
Sales in advance of carriage		160,551	205,485	242,078	185,639
Trade payables and notes payable	28	704,528	812,253	939,130	930,326
Amounts due to related companies	41(b)(i)	—	2,445	4,513	12,231
Other payables and accrued expenses	29	772,362	1,078,022	1,310,837	1,180,308
Short term debentures	30	800,000	800,000	—	—
Current portion of obligations under
finance leases	31	—	32,208	69,430	71,861
Current portion of borrowings	32	2,520,060	3,515,081	5,730,568	6,826,620
Income tax payable		6,865	—	—	—
Current portion of provision for return condition checks for aircraft under operating leases	33	35,510	—	—	—
Derivative financial instrument	8	—	—	172,458	58,037
		4,999,876	6,445,494	8,469,014	9,265,022

Net current liabilities		(3,883,750)	(5,158,631)	(7,143,529)	(6,589,413)

Total assets less current liabilities		5,460,222	5,187,192	4,802,110	5,901,751

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

					As at
		As at 31 December			30 June
		2006	2007	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	31	—	466,748	1,085,354	1,048,516
Borrowings	32	3,337,295	2,888,205	2,753,675	2,824,788
Provision for return condition checks for
aircraft under operating leases	33	207,984	272,110	360,010	410,986
Other long-term liabilities	34	88,598	141,446	196,401	230,101
Post-retirement benefit obligations	36	374,648	388,204	367,440	377,571
		4,008,525	4,156,713	4,762,880	4,891,962

Net assets		1,451,697	1,030,479	39,230	1,009,789

Equity
Share capital	37	1,081,500	1,081,500	1,081,500	1,303,722
Reserves	38	370,197	(51,021)	(1,042,270)	(293,933)

Total equity		1,451,697	1,030,479	39,230	1,009,789

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(d)	Consolidated Cash Flow Statements

		Year ended 31 December			Six months ended 30 June
		2006	2007	2008	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Unaudited)

Cash flows from operating activities
Cash generated from operations	39(a)	1,518,699	852,554	404,725	(260,725)	54,031
Income tax paid		(27,868)	(26,177)	(19,920)	(17,119)	(4,970)

Net cash inflow/(outflow) from operating activities		1,490,831	826,377	384,805	(277,844)	49,061

Cash flows from investing activities
Additions of property, plant and equipment and intangible assets		(1,130,664)	(618,005)	(488,506)	(149,659)	(359,696)
Proceeds from disposal of property, plant and equipment		48,940	496,587	2,013	276	1,584
Acquisition of land use rights		—	(27)	—	—	—
Advanced payments on acquisition of aircraft		(920,477)	(1,210,250)	(1,055,368)	(976,965)	(557,824)
Repayments of advances on aircraft and flight equipment		—	204,760	222,379	76,287	—
Interest received		7,214	11,041	16,270	6,258	8,058
Dividend received		3,639	4,815	5,415	5,415	956
Capital injections in a jointly controlled entity		(500)	—	—	—	—
Capital injections in associates		(1,078)	(175)	(1,000)	—	—
Proceeds from disposal of available-for-sale financial assets		—	2,649	6,847	—	—
Purchase of available-for-sale financial assets		—	(63,034)	—	—	—
Net cash outflow from investing activities		(1,992,926)	(1,171,639)	(1,291,950)	(1,038,388)	(906,922)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

		Year ended 31 December			Six months ended 30 June
		2006	2007	2008	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Unaudited)
Cash flows from financing activities
Proceeds from draw down of short-term bank loans		2,968,370	4,716,949	5,983,335	3,338,929	3,747,456
Repayments of short-term bank loans		(2,949,769)	(3,314,778)	(4,298,679)	(1,962,640)	(3,110,341)
Proceeds from draw down of long-term bank loans		1,206,166	417,811	1,243,618	693,986	1,006,813
Repayments of long-term bank loans		(1,151,175)	(726,981)	(589,221)	(269,019)	(450,220)
Principal repayments of finance lease obligations		—	(2,310)	(36,997)	(30,911)	(33,959)
Receipt of restricted bank deposit		—	—	—	—	46,921
Payments of restricted bank deposit		—	—	(46,921)	(46,921)	(171,835)
Interest paid		(302,746)	(445,715)	(546,070)	(254,893)	(260,416)
Proceeds from issuance of short-term debentures		774,960	800,000	—	—	—
Repayments of short-term debentures		—	(800,000)	(800,000)	—	—
New share issue	37	—	—	—	—	980,440
Contributions from minority shareholders of
subsidiaries		58,164	38,717	119,400	117,000	—
Dividends paid		(37,682)	(5,974)	(5,435)	—	(1,040)

Net cash inflow from financing
activities		566,288	677,719	1,023,030	1,585,531	1,753,819

Net increase in cash and cash equivalents		64,193	332,457	115,885	269,299	895,958
Cash and cash equivalents at beginning of the year/period		558,714	621,960	944,174	944,174	1,055,936
Exchange adjustments		(947)	(10,243)	(4,123)	(1,960)	(352)

Cash and cash equivalents at end of the year/period		621,960	944,174	1,055,936	1,211,513	1,951,542

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(e)	Consolidated Statements of Changes in Equity

	Attributable to equity
	holders of the Target Company
			Retained
			profits/
	Share	Other	(accumulated		Minority	Total
	capital	reserves	losses)	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2006	1,081,500	624,064	(315,301)	1,390,263	17,468	1,407,731
Total comprehensive income/
(loss) for the year ended
31 December 2006	—	5,079	8,430	13,509	(15,183)	(1,674)
Capital injection	—	—	—	—	58,164	58,164
Dividend paid	—	—	(32,447)	(32,447)	(5,235)	(37,682)
Appropriation to statutory and
discretionary reserves	—	5,304	(5,304)	—	—	—

Balance at 31 December 2006	1,081,500	634,447	(344,622)	1,371,325	55,214	1,426,539

Balance at 1 January 2007	1,081,500	634,447	(344,622)	1,371,325	55,214	1,426,539
Total comprehensive income/
(loss) for the year ended
31 December 2007	—	3,169	(531,971)	(528,802)	(41,757)	(570,559)
Capital injection	—	—	—	—	38,717	38,717
Dividend paid to minority interests in subsidiaries	—	—	—	—	(5,974)	(5,974)

Balance at 31 December 2007	1,081,500	637,616	(876,593)	842,523	46,200	888,723

Balance at 1 January 2008	1,081,500	637,616	(876,593)	842,523	46,200	888,723
Total comprehensive loss for
the year ended 31 December
2008	—	(4,575)	(1,199,420)	(1,203,995)	(106,433)	(1,310,428)
Capital injection	—	—	—	—	119,400	119,400
Dividend paid	—	—	—	—	(5,435)	(5,435)

Balance at 31 December 2008	1,081,500	633,041	(2,076,013)	(361,472)	53,732	(307,740)

Balance at 1 January 2009	1,081,500	633,041	(2,076,013)	(361,472)	53,732	(307,740)
Total comprehensive income/(loss)
for the six months ended
30 June 2009	—	2,449	(270,547)	(268,098)	4,292	(263,806)
New share issue (Note 37)	222,222	758,218	—	980,440	—	980,440
Dividend paid to minority interests
in subsidiaries	—	—	—	—	(9,111)	(9,111)

Balance at 30 June 2009	1,303,722	1,393,708	(2,346,560)	350,870	48,913	399,783

Unaudited:
For the six months ended
30 June 2008
Balance at 1 January 2008	1,081,500	637,616	(876,593)	842,523	46,200	888,723
Total comprehensive (loss)/income
for the six months ended
30 June 2008	—	(4,976)	33,571	28,595	(102,055)	(73,460)
Capital injection	—	—	—	—	117,000	117,000

Balance at 30 June 2008	1,081,500	632,640	(843,022)	871,118	61,145	932,263

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

II.	NOTES TO THE FINANCIAL INFORMATION

1.	GENERAL INFORMATION

The Target Company, a joint stock company limited by shares, was established in the PRC on 25 October 2000. The Target Company listed its A shares on The Shanghai Stock Exchange on 11 October 2002. The registered address of the Target Company is 100 Airport Street, Pudong International Airport, Shanghai, the PRC.

The Target Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery, other extended transportation services, export and import trading, tour operations and the provision of freight forwarding services, etc.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the Financial Information are set out below. These policies have been consistently applied to the Relevant Periods presented, unless otherwise stated.

(a)	Basis of preparation

The Financial Information has been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’). It has been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of Financial Information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Target Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Financial Information are disclosed in Note 4.

In preparing the Financial Information, the Company’s directors have given careful consideration to the going concern status of the Target Group in the context of the Target Group’s current working capital requirements.

The Target Group’s accumulated losses were approximately RMB2,347 million as at 30 June 2009 and its current liabilities exceeded its current assets by approximately RMB7,059 million. Against this background, the Target Company’s management has taken active steps to seek additional sources of finance to improve the Target Group’s liquidity position. At 30 June 2009, the Target Group had total un-used contracted credit facilities of approximately RMB14.9 billion from banks.

Based on the Target Group’s history of obtaining finance and generating cash from operation, the Company’s directors believes that the Target Group will be able to generate/obtain sufficient operating funds/financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, the Company’s directors consider it is appropriate that the Financial Information should be prepared on a going concern basis and do not include any adjustments that would be required should the Target Company and the Target Group fail to continue as a going concern.

The following standards, interpretations and amendments to existing standards which are relevant to the Target Group’s operations but are not yet effective for the Relevant Periods and have not been early adopted by the Target Group:

•
IAS 27 (Revised) ‘‘Consolidated and Separate Financial Statements’’ (effective from annual period beginning on or after 1 July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Target Group will apply IAS 27 (Revised) from 1 January 2010.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

•
IFRS 3 (Revised) ‘‘Business Combinations’’ (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are ‘‘capable of being conducted’’ rather than ‘‘are conducted and managed’’. It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non- controlling interest’s proportionate share of the acquiree’s net identifiable assets. All acquisition related cost should be expensed. The Target Group will apply IFRS 3 (Revised) prospectively to all business combinations from 1 January 2010.

•
Amendment to IFRS 8 ‘‘Operating segments’’, effective for periods beginning on or after 1 January 2010. Disclosure of information about total assets and liabilities for each reportable segment is required only if such amounts are regularly provided to the CODM. The Target Group will apply IFRS 8 (amendment) from 1 January 2010.

•
Amendment to IAS 7 ‘‘Statement of cash flows’’, effective for periods beginning on or after 1 January 2010. Only expenditures that result in a recognised asset are eligible for classification as investing activities. The Target Group will apply IAS 7 (amendment) from 1 January 2010.

•
Amendment to IAS 17 ‘‘Leases’’, effective for periods beginning on or after 1 January 2010. The amendment removes the specific guidance on the classification of long-term leases of land as operating leases. When classifying land leases, the general principles applicable to the classification of leases should be applied. The classification of land leases has to be reassessed on adoption of the amendment on the basis of information existing at inception of the leases. The Target Group will apply IAS 17 (amendment) from 1 January 2010.

•
Amendment to IAS 36 ‘‘Impairment of assets’’, effective for periods beginning on or after 1 January 2010. This clarifies that the largest unit permitted for the goodwill impairment test is the lowest level of operating segment before any aggregation as defined in IFRS 8. The Target Group will apply IAS 36 (amendment) from 1 January 2010.

•
Amendment to IAS 38 ‘‘Intangible assets’’, effective for periods beginning on or after 1 July 2009. This clarifies the description of the valuation techniques commonly used to measure intangible assets acquired in a business combination when they are not traded in an active market. In addition, an intangible asset acquired in a business combination might be separable but only together with a related contract, identifiable asset or liability. In such cases, the intangible asset is recognised separately from goodwill but together with the related item. The Target Group will apply IAS 38 (amendment) from 1 January 2010.

•
Amendment to IAS 39 ‘‘Financial instruments: recognition and measurement’’, effective for periods beginning on or after 1 January 2010. Loan prepayment penalties are treated as closely related embedded derivatives, only if the penalties are payments that compensate the lender for loss of interest by reducing the economic loss from reinvestment risk. In addition, the scope exemption to business combination contracts only applies to forward contracts that are firmly committed to be completed between the acquirer and a selling shareholder to buy or sell an acquiree in a business combination at a future acquisition date. Therefore option contracts are not in this scope exemption. This amendment also clarifies that in a cash flow hedge of a forecast transaction that a reclassification of the gains or losses on the hedged item from equity to profit or loss is made during the period the hedged forecast cash flows affect profit or loss. The Target Group will apply IAS 39 (amendment) from 1 January 2010.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

•
Amendment to IFRIC 9 ‘‘Reassessment of embedded derivatives’’, effective for periods beginning on or after 1 July 2009. This amendment aligns the scope of IFRIC 9 to the scope of IFRS 3 (revised): the interpretation does not apply to embedded derivatives in contracts acquired in a business combination, a common control combination or the formation of a joint venture. The Target Group will apply IFRIC 9 (amendment) from 1 January 2010.

(b)	Consolidation

The Financial Information includes the financial statements of the Target Company and all of its subsidiaries made up in the Relevant Periods.

(i)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Target Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Target Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Target Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Target Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Target Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss in the consolidated statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between Target Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Target Group.

In the Target Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2(m)). The results of subsidiaries are accounted for by the Target Company on the basis of dividend received and receivable.

(ii)	Associates

Associates are all entities over which the Target Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Target Group’s investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Target Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated statement of comprehensive income, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Target Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Target Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Unrealised gains on transactions between the Target Group and its associates are eliminated to the extent of the Target Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Target Group.

Dilution gains and losses in associates are recognised in the consolidated statement of comprehensive income.

In the Target Company’s balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(m)). The results of associates are accounted for by the Target Company on the basis of dividend received and receivable.

(iii)	Jointly controlled entities

A jointly controlled entity is an entity in which the Target Group has joint control over its economic activity established under a contractual arrangement. The Target Group’s investments in jointly controlled entities include goodwill (net of any accumulated impairment loss) identified on acquisition.

The Target Group’s interests in jointly controlled entities are accounted for using the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Target Group’s share of its jointly controlled entities’ post-acquisition profits or losses is recognised in the consolidated statement of comprehensive income, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Target Group’s share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Target Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

The Target Group recognises the portion of gains or losses on the sale of assets by the Target Group to the joint venture that it is attributable to the other venturers. The Target Group does not recognise its share of profits or losses from the joint venture that result from the Target Group’s purchase of assets from the jointly controlled entity until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Target Company’s balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses (Note 2(m)). The results of jointly controlled entities are accounted for by the Target Company on the basis of dividends received and receivable.

(c)	Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Target Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘‘functional currency’’). The Financial Information are presented in Chinese Renminbi (‘‘RMB’’), which is the Target Company’s functional and presentation currency.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss in the statement of comprehensive income, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

(e)	Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Target Group’s activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Target Group.

The Target Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Target Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Target Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)	Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage (‘‘SIAC’’).

(ii)	Tour operation revenues

Revenues from tour and travel services and other travel related services to recognised when the services are rendered.

(iii)	Other revenue

Revenues from other operating businesses, including income derived from the provision of ground services, cargo handling services and freight forwarding are recognised when the services are rendered.

Revenue from the sale of goods in connection with the import and export business is recognised when the significant risks and rewards of ownership have been transferred to the customer and collectability of the related receivables is reasonably assured. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

(f)	Government grants

Grants from the Government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Target Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the profit and loss in the statement of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the profit and loss in the statement of comprehensive income on a straight-line basis over the expected lives of the related assets.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(g)	Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Target Group has the responsibility to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases. Costs incurred for periodic overhauls during the lease periods are charged to profit and loss in the statement of comprehensive income as and when incurred.

In respect of aircraft and engines owned by the Target Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(l)).

All other repairs and maintenance costs are charged to profit and loss in the statement of comprehensive income as and when incurred.

(h)	Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Target Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(i)	Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed as incurred.

(j)	Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Target Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Target Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(k)	Intangible assets

Intangible assets represent acquired computer software licenses which are capitalised on the basis of the costs incurred to acquire and being to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(l)	Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit and loss in the statement of comprehensive income.

Except for components related to aircraft overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment	10 to 20 years
Buildings	40 to 45 years
Other property, plant and equipment	5 to 18 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognised in the profit and loss in the statement of comprehensive income.

Construction in progress represents buildings under construction and plant and equipment pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(m)	Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(n)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(o)	Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(p)	Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

(q)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Target Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the statement of comprehensive income. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the profit and loss in the statement of comprehensive income.

(r)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(s)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss in the statement of comprehensive income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Target Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t)	Provisions

Provisions are recognised when the Target Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(u)	Leases

Finance leases

The Target Group leases certain property, plant and equipment. Leases of property, plant and equipment, including aircraft, where the Target Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current portion and non-current portion of obligations under finance leases. The interest element of the finance cost is charged to profit and loss in the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit and loss in the statement of comprehensive income on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the profit and loss in the statement of comprehensive income, except to the extent that any profit or loss is compensated by future lease payments at above or below market value.

(v)	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, retirement benefit obligations, housing funds and other expenses related to the employees for their services. The Target Group recognizes employee benefits as liabilities during the accounting period when employees rendered services and allocates them to the related expenses based on different beneficiaries.

(i)	Retirement benefit obligations

The Target Group primarily pays contributions on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Except for the post retirement benefits that the Target Group provides to certain eligible employees as described in the following paragraph, the Target Group has no legal or constructive obligations for further contributions if the funds do not hold sufficient assets to pay all employees the benefit relating to their current and past services.

In addition to making contributions to the above defined contribution retirement benefit plans, the Target Group also provides certain post-retirement subsidies to certain employees. These post- retirement benefits constitute defined benefit obligation under IFRS. The liabilities recognised in the balance sheet in respective of these defined benefit obligations are the present value of the defined benefit obligations at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised past-service costs. The defined benefits obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gain and losses arising from experience adjustment and changes in actuarial assumptions in excess of the greater of 10% of the value of planed assets or 10% of the defined benefit obligation are charged or credited to the profit and loss in the statement of comprehensive income statement over the employees’ expected average remaining working lives.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Past-service cost are recognised immediately in the profit and loss in the statement of comprehensive income, unless the changes to the pension plan are conditional on the employees remaining in service for a specific period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(ii)	Housing funds

The Target Group provides housing funds based on certain percentages of salaries and at no more than the upper limits of the requirements. These benefits are paid to social security organisations and the amounts paid are expensed as incurred. The Target Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(w)	Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

As described in the felling paragraph, derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit and loss in the statement of comprehensive income immediately.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(x)	Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non- trading purposes, are classified as available-for-sale financial assets and are recognised on the trade-date, being the date on which the Target Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the profit and loss in the statement of comprehensive income.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. Where fair value of unquoted investments cannot be measured reliably, the related investments are stated at cost less impairment losses.

The Target Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the profit and loss in the statement of comprehensive income, is removed from equity and recognised in the profit and loss in the statement of comprehensive income. Impairment losses recognised in the profit and loss in the statement of comprehensive income on equity instruments are not reversed through the statement of comprehensive income.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(y)	Dividend distribution

Dividend distribution to the Target Company’s shareholders is recognised as a liability in the Financial Information in the period in which the dividends are approved by the Target Company’s shareholders.

3.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Target Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Target Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Target Group’s financial performance. The Target Group uses derivative financial instruments to manage certain risk exposures.

(i)	Foreign currency risk

Since 21 July 2005, the PRC government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in the Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Target Group operates its business in several countries and territories. The Target Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Target Group’s major liability item (purchases and leases of aircraft) is mainly priced and settled in US dollars. In addition, fluctuations in exchange rates will affect the Target Group’s costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges at foreign airports.

The following table details the Target Group’s and the Target Company’s exposure at the balance sheet date to major currency risk which is primarily attributable to US dollars.

	Target Group
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	25,192	36,510	47,144	78,824
Cash and cash equivalents	34,411	151,483	45,665	54,539
Trade and other payables	(83,328)	(156,042)	(149,111)	(115,532)
Obligations under finance leases	—	(498,956)	(1,154,784)	(1,120,377)
Borrowings	(4,198,596)	(4,303,086)	(3,670,354)	(4,079,153)

Net balance sheet exposure	(4,222,321)	(4,770,091)	(4,881,440)	(5,181,699)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	2,261	1,162	21,454	54,493
Cash and cash equivalents	17,789	134,465	37,907	30,690
Trade and other payables	(14,106)	(39,839)	(74,497)	(83,691)
Obligations under finance leases	—	(498,956)	(1,154,784)	(1,120,377)
Borrowings	(4,198,596)	(4,303,086)	(3,670,354)	(4,079,153)

Net balance sheet exposure	(4,192,652)	(4,706,254)	(4,840,274)	(5,198,038)

The following table indicates the approximate change in the Target Group’s and the Target Company’s profit and loss in response to a 5% appreciation of the RMB against US dollars at the balance sheet date with all other variables held constant.

	Target Group
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Increase in profit after tax	211,116	238,505	244,072	259,085

	Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Increase in profit after tax	209,633	235,313	242,014	259,902

(ii)	Interest rate risk

The Target Group’s interest-rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Target Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Target Group to fair value interest-rate risk. For the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, the Target Group’s borrowings at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Target Group are disclosed in Notes 32 to the Financial Information. The Target Group’s obligations under finance leases were principally at variable rates and denominated in US dollars as disclosed in Notes 31 to the Financial Information.

The Target Group currently does not have any interest hedging/swap contracts. To mitigate the impact of interest rate fluctuations, the Target Company’s management closely monitors the Target Group’s exposure to interest rate risk.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The following table indicates the approximate change in the Target Group’s and the Target Company’s profit and loss if interest rate had been 25 basis points higher with all other variables held constant.

	Target Group
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Decrease in profit after tax	(13,358)	(17,272)	(20,642)	(11,449)

	Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Decrease in profit after tax	(13,076)	(16,591)	(19,522)	(11,455)

(iii)	Fuel price risk

The Target Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Target Group. For the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, aircraft fuel accounted for 28%, 30%, 34% and 24% of the Target Group’s operating expenses respectively. The Target Group entered into fuel option contract in 2008 to hedge against fuel price risk although the fuel option contract does not qualify for hedge accounting. Details of the fuel option contract are disclosed in Note 8 to the Financial Information.

For the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, if the fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of fuel option contracts), the Target Group’s fuel cost would have been RMB139 million, RMB185 million, RMB248 million and RMB70 million higher/lower respectively.

(iv)	Credit risk

The Target Group’s credit risk is primarily attributable to cash and cash equivalents, restricted cash, trade and other receivables and derivative financial instruments as well as credit exposures to sales agents. The Target Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The Target Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure adequate impairment losses are made for irrevocable amounts.

The Target Group has policies in place to ensure that sales of blank tickets are only made available to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which impose requirements on the credit standing.

A significant portion of the Target Group’s air tickets are sold by agents participating in the Billing and Settlements Plan (‘‘BSP’’), a clearing system between airlines and sales agents organised by the International Air Transportation Association. As at 31 December 2006, 2007 and 2008 and 30 June 2009, the balance due from BSP agents amounted to approximately RMB113 million, RMB150 million, RMB75 million and RMB116 million respectively.

Except for the above, the Target Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Further quantitative disclosures in respect of the Target Group’s exposure to credit risk arising from trade receivables are set out in Note 25.

The Target Group’s cash management policy is to deposit cash and cash equivalents mainly in state- owned banks and other banks, which are highly rated by an international credit rating company. The Target Company’s management does not expect any loss to arise from non-performance by these banks.

(v)	Liquidity risk

The Target Group’s primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Target Group finances its working capital requirements through a combination of funds generated from operations and bank borrowings. The Target Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Target Group generally operates with a working capital deficit. As at 31 December 2006, 2007 and 2008 and 30 June 2009, the Target Group’s net current liabilities amounted to RMB3,861 million, RMB5,258 million, RMB7,340 million and RMB7,059 million respectively. For each of the years ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2009, the Target Group recorded a net cash inflow from operating activities of RMB1,519 million, RMB853 million, RMB405 million and RMB54 million respectively, a net cash outflow from investing activities and financing activities of RMB1,426 million, RMB494 million, RMB267 million and net cash inflow of RMB847 million respectively, and an increase in cash and cash equivalents of RMB64 million, RMB332 million, RMB116 million and RMB896 million respectively.

Due to the dynamic nature of the underlying businesses, the Target Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Target Company’s management monitors rolling forecasts of the Target Group’s liquidity reserves on the basis of expected cash flows.

The directors of the Company believe that the Target Group has obtained sufficient general credit facilities from PRC banks and generated adequate cash from operations for financing future capital commitments and for working capital purposes (see Notes 2(a)).

The table below analyses the financial liabilities of the Target Group and the Target Company that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Target Group
	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2006
Short term debentures	800,000	—	—	—
Borrowings	2,891,292	730,380	1,769,798	1,694,534
Trade, notes and other payables	2,117,684	—	—	—

Total	5,808,976	730,380	1,769,798	1,694,534

At 31 December 2007
Short term debentures	800,000	—	—	—
Borrowings	4,123,129	783,820	1,562,454	1,221,386
Obligations under finance leases	54,784	54,590	164,089	381,686
Trade, notes and other payables	2,995,494	—	—	—

Total	7,973,407	838,410	1,726,543	1,603,072

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Group
	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2008
Borrowings	6,332,098	863,049	1,422,724	871,174
Derivative financial instrument	172,458	—	—	—
Obligations under finance leases	103,891	106,146	329,018	862,364
Trade, notes and other payables	3,238,504	—	—	—

Total	9,846,951	969,195	1,751,742	1,733,538

At 30 June 2009
Borrowings	7,395,213	838,409	1,374,833	867,350
Derivative financial instrument	58,037	—	—	—
Obligations under finance leases	108,626	110,083	339,860	815,351
Trade, notes and other payables	3,084,709	—	—	—

Total	10,646,585	948,492	1,714,693	1,682,701

	Target Company
	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2006
Short term debentures	800,000	—	—	—
Borrowings	2,757,442	730,380	1,769,798	1,694,534
Trade, notes and other payables	1,476,890	—	—	—

Total	5,034,332	730,380	1,769,798	1,694,534

At 31 December 2007
Short term debentures	800,000	—	—	—
Borrowings	3,737,875	783,820	1,530,218	1,221,386
Obligations under finance leases	54,784	54,590	164,089	381,686
Trade, notes and other payables	1,890,275	—	—	—

Total	6,482,934	838,410	1,694,307	1,603,072

At 31 December 2008
Borrowings	5,965,126	832,518	1,422,724	871,174
Derivative financial instrument	172,458	—	—	—
Obligations under finance leases	103,891	106,146	329,018	862,364
Trade, notes and other payables	2,249,967	—	—	—

Total	8,491,442	938,664	1,751,742	1,733,538

At 30 June 2009
Borrowings	7,005,883	838,409	1,340,604	867,350
Derivative financial instrument	58,037	—	—	—
Obligations under finance leases	108,626	110,083	339,860	815,351
Trade, notes and other payables	2,110,634	—	—	—

Total	9,283,180	948,492	1,680,464	1,682,701

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(b)	Capital risk management

The Target Group’s objectives when managing capital are to safeguard the Target Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Target Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Target Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios at 31 December 2006, 2007 and 2008 and 30 June 2009 were as follows:

				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Total borrowings	5,991,205	6,798,786	8,865,743	10,057,908
Less: Cash and cash equivalents	(621,960)	(944,174)	(1,055,936)	(1,951,542)

Net debt	5,369,245	5,854,612	7,809,807	8,106,366
Total equity	1,426,539	888,723	(307,740)	399,783

Total capital	6,795,784	6,743,335	7,502,067	8,506,149

Gearing ratio	0.79	0.87	1.04	0.95

(c)	Fair value estimation of financial assets and liabilities

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Target Group is the current bid price; the quoted market price used for financial liabilities is the current asking price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Target Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of fuel option contracts is determined by reference to mark-to-market values provided by counterparties applying appropriate option valuation models.

The fair values of other long-term receivables are based on cash flows discounted using a rate based on the borrowing rate. The fair value of long term financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Target Group for similar financial instruments (Notes 31 and 32).

The carrying amounts of the Target Group and the Target Company’s current financial assets (including trade and other receivables, amounts due from related companies, and cash equivalents) and short term financial liabilities (including trade payables and notes payable, amounts due to related companies, other payables and accrued expenses and short term borrowings) are assumed to approximate their fair values due to their short- term maturities.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the Financial Information are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Target Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of property, plant and equipment

The Target Group tests whether property, plant and equipment have been impaired in accordance with the accounting policy stated in Note 2(l) to the Financial Information. An impairment loss is recognized for the amount by which the recoverable amount of property, plant and equipment being lower than its carrying value. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. The calculation of value in use is based on cash flow projections approved by management in which various assumptions and estimations (including but not limited to ticket price, fuel price, load factor, aircraft daily utilisation and discount rate etc.) are involved. Different judgments and estimations could significantly affect the results of the calculation.

(b)	Revenue recognition

The Target Group recognises passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(e) to the Financial Information. Unused tickets are recognised in traffic revenues based on management’s estimates. Management annually evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(c)	Frequent flyer programme

The Target Company operates a frequent flyer programme called ‘‘Crane Club’’ that provides travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions which are then used to project the expected utilisation of these benefits and the estimated fair value of the redeemable miles. Any remaining unutilised benefits are recognised as deferred revenue. Different judgments and estimates could significantly affect the estimated deferred revenue or impact the results of operations.

(d)	Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Target Group’s historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, the timeframe between each overhaul and the ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and materially impact the results of operations.

(e)	Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks of aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycles and the timeframe between each overhaul. These judgments or estimates are based on historical experience of returning similar airframe and engine models, actual costs incurred and aircraft and engine status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(f)	Post retirement benefits

The Target Group operates and maintains defined retirement benefit plans which provide certain retirees with various retirement subsidies. The cost of providing the benefits in the defined retirement benefit plans is actuarially determined and recognised over the eligible employees’ service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(v) to the Financial Information. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate etc. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Target Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the Financial Information.

(g)	Taxation

The Target Group is subject to various taxes in different areas. Significant judgement is required in determining the provision for various tax charges. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax provisions in the period in which such determination is made.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognised, the Target Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Target Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Target Group’s ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense are made.

5.	REVENUES

The Target Group is principally engaged in the operation of civil aviation (including the provision of passenger, cargo and mail delivery), other extended transportation services, export and import trading, tour operations and the provision of freight forwarding services.

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Revenues
Traffic revenues
— Passenger	6,301,485	7,467,893	8,400,729	4,057,528	3,714,386
— Cargo and mail	1,284,774	1,850,631	1,977,810	1,024,984	489,349
Revenue from tour operations	1,124,660	1,329,857	1,359,314	748,849	581,744
Revenue from export and import
trading	864,655	976,116	726,413	359,026	265,779
Revenue form freight forwarding
services	459,304	565,710	713,467	331,693	265,868
Others	54,796	170,911	285,139	214,798	157,070

	10,089,674	12,361,118	13,462,872	6,736,878	5,474,196

Less: Business tax (Note)	(247,625)	(316,261)	(308,780)	(176,299)	(146,176)

	9,842,049	12,044,857	13,154,092	6,560,579	5,328,020

Note:	The Target Group’s traffic revenues are generally subject to PRC business tax levied at rates of 3% or 5%, pursuant to PRC business tax rules and regulations.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

6.	OTHER INCOME AND OTHER GAINS/(LOSSES)

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Other income
— Government subsidies (Note (a))	3,968	45,377	81,637	42,407	314,875

Other gains/(losses)
— Gains/(losses) on disposal of
property, plant and equipment
(Note (b))	20,223	(120,780)	14,877	123	(1,294)

Notes:

(a)
The government subsidies represent subsidies granted by the local governments to the Target Group. The amount for the period ended 30 June 2009 mainly represents the refunds of civil aviation infrastructure levies paid and payable by the Target Group for the period from 1 July 2008 to 30 June 2009 pursuant to the relevant notice issued by Ministry of Finance and China Aviation Administration of China (‘‘CAAC’’).

(b)
The losses on disposal of property, plant and equipment in 2007 represent the loss arising from the sales of certain passenger freighters which were leased back by the Target Group under operating leases.

7.	SEGMENT INFORMATION

The Target Company’s management reviews the Target Group’s internal reporting in order to assess performance and allocate resources. The Target Company’s management has determined the operating segments based on these reports.

Management considers the business from both of service/product and geographic perspectives. From a service/ product perspective, management assesses the performance of the following segments: (1) passenger (including cargo carried by passenger flights); (2) cargo; (3) tour operation; (4) import and export trading; and (5) freight forwarding. Performances of the other businesses carried out by the less material subsidiaries of the Target Group are assessed together by management as ‘‘all other segments’’. In addition, management further evaluates the revenues by analyzing on a geographic basis (domestic, Hong Kong, United States, Japan and other countries).

The Target Company’s management assesses the performance of the operating segments based on operating profit. Other information provided to the Target Company’s management is measured in a manner consistent with that in the Financial Information.

Sales between segments are carried out at arm’s length. The revenues from external parties reported to the Target Company’s management are measured in a manner consistent with that in the consolidated statement of comprehensive income.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The segment results for the year ended 31 December 2006 are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	7,028,316	579,029	—	—	—	—	7,607,345
Other revenues and
operating income	52,489	13,613	1,119,234	866,721	558,898	217,703	2,828,658

Total segment
revenues	7,080,805	592,642	1,119,234	866,721	558,898	217,703	10,436,003
Inter-segment
revenues	(252,744)	(40,629)	—	(2,304)	(105,149)	(193,128)	(593,954)

Revenues	6,828,061	552,013	1,119,234	864,417	453,749	24,575	9,842,049

Operating profit/
(loss)	106,680	(35,561)	18,822	17,506	29,231	6,033	142,711
Finance income							143,102
Finance costs							(273,895)
Share of results of
associates							5,831
Share of results of
jointly controlled
entities							(1,629)

Profit before income
tax							16,120
Income tax							(22,873)

Loss for the year							(6,753)

Other segment items included in the consolidated statement of comprehensive income for the year ended 31 December 2006 are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	623,095	4,368	4,999	272	5,795	5,708	644,237
Amortisation	8,409	8	206	—	224	1,258	10,105

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year then ended are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	10,070,563	358,912	301,144	114,997	129,057	289,216	11,263,889
Investments in
associates	—	—	—	—	—	51,792	51,792
Investments in jointly controlled entities	—	—	—	—	—	14,165	14,165

Total assets	10,070,563	358,912	301,144	114,997	129,057	355,173	11,329,846

Segment liabilities	(9,035,493)	(324,883)	(216,847)	(84,362)	(76,471)	(165,251)	(9,903,307)

Capital expenditure
(Notes 17, 18 and 19)	1,937,196	30,581	4,757	253	8,566	132,135	2,113,488

The segment results for the year ended 31 December 2007 are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	8,035,570	1,294,704	—	—	—	—	9,330,274
Other revenues and
operating income	101,644	99,934	1,323,345	1,015,310	652,092	296,017	3,488,342

Total segment
revenues	8,137,214	1,394,638	1,323,345	1,015,310	652,092	296,017	12,818,616
Inter-segment
revenues	(305,715)	(130,917)	—	(39,474)	(93,764)	(203,889)	(773,759)

Revenues	7,831,499	1,263,721	1,323,345	975,836	558,328	92,128	12,044,857

Operating (loss)/
profit	(397,810)	(180,741)	18,880	31,015	28,943	25,552	(474,161)
Finance income							283,481
Finance costs							(374,964)
Share of results of
associates							6,265
Share of results of
jointly controlled
entities							3,799

Loss before income
tax							(555,580)
Income tax							(18,148)

Loss for the year							(573,728)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Other segment items included in the consolidated statement of comprehensive income for the year ended 31 December 2007 are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	706,137	7,219	4,941	292	6,359	10,861	735,809
Amortisation	10,400	63	363	—	138	141	11,105

The segment assets and liabilities at 31 December 2007 and capital expenditure for the year then ended are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	11,324,382	699,962	393,529	149,999	159,853	336,255	13,063,980
Investments in
associates	—	—	—	—	—	54,257	54,257
Investments in jointly controlled entities	—	—	—	—	—	17,124	17,124

Total assets	11,324,382	699,962	393,529	149,999	159,853	407,636	13,135,361

Segment liabilities	(10,750,137)	(773,223)	(297,766)	(115,355)	(79,602)	(230,555)	(12,246,638)

Capital expenditure
(Notes 17, 18 and 19)	2,186,685	22,104	16,617	28	4,608	70,558	2,300,600

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The segment results for the year ended 31 December 2008 are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	8,941,464	1,518,584	—	—	—	—	10,460,048
Other revenues and
operating income	321,133	155,579	1,352,174	729,679	805,095	274,741	3,638,401

Total segment
revenues	9,262,597	1,674,163	1,352,174	729,679	805,095	274,741	14,098,449
Inter-segment
revenues	(569,577)	(108,766)	—	(3,513)	(100,360)	(162,141)	(944,357)

Revenues	8,693,020	1,565,397	1,352,174	726,166	704,735	112,600	13,154,092

Operating (loss)/
profit	(1,022,079)	(263,329)	4,675	31,508	32,730	16,572	(1,199,923)
Finance income							296,975
Finance costs							(396,834)
Share of results of
associates							8,087
Share of results of
jointly controlled entities							1,245

Loss before income
tax							(1,290,450)
Income tax							(15,403)

Loss for the year							(1,305,853)

Other segment items included in the consolidated statement of comprehensive income for the year ended 31 December 2008 are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	674,970	11,228	6,603	272	6,198	13,833	713,104
Amortisation	12,360	206	383	—	64	154	13,167

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The segment assets and liabilities at 31 December 2008 and capital expenditure for the year then ended are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	12,851,466	645,219	338,826	104,310	173,658	306,219	14,419,698
Investments in
associates	—	—	—	—	—	57,929	57,929
Investments in jointly controlled entities	—	—	—	—	—	18,369	18,369

Total assets	12,851,466	645,219	338,826	104,310	173,658	382,517	14,495,996

Segment liabilities	(13,442,256)	(749,652)	(244,735)	(68,812)	(78,375)	(219,906)	(14,803,736)

Capital expenditure
(Notes 17, 18 and 19)	2,141,626	66,360	6,778	42	5,585	26,858	2,247,249

The segment results for the six months ended 30 June 2008 are as follows:

				(Unaudited)
				Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	4,284,458	776,549	—	—	—	—	5,061,007
Other revenues and
operating income	231,654	73,383	745,148	358,853	379,765	139,972	1,928,775

Total segment
revenue	4,516,112	849,932	745,148	358,853	379,765	139,972	6,989,782
Inter-segment
revenue	(320,586)	—	—	—	(33,069)	(75,548)	(429,203)

Revenues	4,195,526	849,932	745,148	358,853	346,696	64,424	6,560,579

Operating (loss)/
profit	(48,096)	(162,004)	8,902	14,206	19,978	8,384	(158,630)
Finance income							298,064
Finance costs							(204,578)
Share of results of
associates							5,007
Share of results of
jointly controlled
entities							440

Loss before income tax							(59,697)
Income tax							(8,787)

Loss for the period							(68,484)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Other segment items included in the consolidated statement of comprehensive income for the six months ended 30 June 2008 are as follows:

	(Unaudited)
				Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	333,761	4,475	2,926	144	3,128	6,726	351,160
Amortisation	6,017	88	115	—	41	75	6,336

The segment results for the six months ended 30 June 2009 are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	3,960,807	323,176	—	—	—	—	4,283,983
Other revenues and
operating income	103,483	68,547	578,200	267,033	297,330	130,868	1,445,461

Total segment
revenue	4,064,290	391,723	578,200	267,033	297,330	130,868	5,729,444
Inter-segment
revenue	(228,817)	(19,993)	(75)	(1,334)	(35,100)	(116,105)	(401,424)

Revenues	3,835,473	371,730	578,125	265,699	262,230	14,763	5,328,020

Operating profit/
(loss)	166,799	(266,633)	10,917	2,523	13,938	(10,446)	(82,902)
Finance income							11,851
Finance costs							(181,783)
Share of results of
associates							4,447
Share of results of
jointly controlled
entities							2,943

Loss before income
tax							(245,444)
Income tax							(20,811)

Loss for the period							(266,255)

Other segment items included in the consolidated statement of comprehensive income for the six months ended 30 June 2009 are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	381,902	6,844	1,733	128	2,968	12,872	406,447
Amortisation	6,568	1,400	—	—	21	80	8,069

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The segment assets and liabilities at 30 June 2009 and capital expenditure for the period then ended are as follows:

			Import and
			Tour	Export	Freight	All other
	Passenger	Cargo	Operations	Trading	Forwarding	segments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	14,774,909	432,667	323,430	100,807	180,809	306,896	16,119,518
Investments in
associates	—	—	—	—	—	55,085	55,085
Investments in jointly controlled entities	—	—	—	—	—	19,587	19,587

Total assets	14,774,909	432,667	323,430	100,807	180,809	381,568	16,194,190

Segment liabilities	(14,365,550)	(813,708)	(220,364)	(64,252)	(94,350)	(236,183)	(15,794,407)

Capital expenditure
(Notes 17, 18 and 19)	949,621	20,805	—	—	1,086	1,539	973,051

Revenues (net of business tax) of the Target Group from passenger and cargo segments are further analyzed by management on geographical basis.

Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (‘‘Hong Kong’’)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

Revenue of other business segments are primarily generated from the activities conducted in the PRC.

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Domestic (the PRC, excluding
Hong Kong)	8,132,402	9,439,307	10,068,467	4,998,359	4,421,752
Hong Kong	517,045	726,608	717,708	360,142	281,019
United States	237,770	497,266	753,026	383,434	162,464
Japan	181,636	255,285	444,383	223,589	177,734
Other countries	773,196	1,126,391	1,170,508	595,055	285,051

Total	9,842,049	12,044,857	13,154,092	6,560,579	5,328,020

The major revenue-earning assets of the Target Group are its aircraft and related equipment, all of which are registered in the PRC. Since the Target Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities on geographical basis. Other than the aircraft as described above, all assets of the Target Group are located in the PRC.

8.	(LOSS)/GAIN ON FAIR VALUE MOVEMENTS OF FUEL OPTION CONTRACTS

In the year ended 31 December 2008, the Target Group entered into fuel option contracts to reduce the risk of changes in market oil/petroleum prices against aircraft fuel costs. The fuel option contracts used by the Target Group was structured to include a combination of both put and call options which allowed the Target Group to lock in fuel prices for specified volumes within a price range. In the contracts, the call option price at which the Target Group was effectively entitled to buy fuel would be higher than that at which the counterparty was effectively entitled to sell.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

No fuel hedging contract was entered into by the Target Group for the six months ended 30 June 2009, all the opened fuel hedging contracts as at 30 June 2009 are contracts entered into by the Target Group in 2008. None of the fuel hedging contracts entered into by the Target Group qualified for hedge accounting, the realised and unrealised mark to market gains/(losses) of the fuel hedging contracts during a period are recognised in the profit and loss in the consolidated statement of comprehensive income.

The fair value of the fuel option contract is determined by reference to mark-to-market values provided by the counterparty applying appropriate option valuation model (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation model include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

9.	WAGES, SALARIES AND BENEFITS

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Wages, salaries, bonus and allowances	627,925	829,390	996,890	464,009	560,157
Employee welfare and benefits	84,989	127,415	128,533	60,485	62,853
Post-retirement benefits (note 36)	32,716	29,677	27,398	9,584	16,010
Pension funds	88,645	117,246	138,880	60,500	72,215
Medical insurance	32,171	44,884	56,741	23,455	29,165
Staff housing fund	35,540	43,466	63,994	36,539	37,964

	901,986	1,192,078	1,412,436	654,572	778,364

(a)	Emoluments of directors and supervisors

The aggregate amounts of emoluments payable to the Target Company’s directors and supervisors are as follows:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Salaries and allowance	1,379	1,461	1,449	577	604
Bonus	—	—	—	—	—

Total	1,379	1,461	1,449	577	604

*
Certain directors of the Target Company received emoluments from the Target Company’s shareholders, part of which were in respect of their services to the Target Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Target Group and their services to the Target Company’s shareholders.

During the Relevant Periods, no directors and supervisors of the Target Company waived their emoluments.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(b)	Five highest paid individuals

Two directors, whose emoluments are reflected in the above analysis were among the five highest paid individuals in the Target Group for the Relevant Periods. The emoluments payable to the remaining three highest paid individuals are as follows:

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Wages, salaries, bonus and
allowances	1,243	1,372	1,441	787	924

The emoluments o the five highest paid individual fell within the following band:

	Number of individuals
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
				(Unaudited)

Below HK$1,000,000	5	5	5	5	5

During the Relevant Period, no emoluments were paid by the Target Group to its’ directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Target Group, or as a compensation for loss of office.

10.	OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after crediting and charging the following items:

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Crediting:
Gain on disposals of property, plant
and equipment	20,223	—	14,877	123	—

Charging:
Amortisation of intangible assets	5,367	7,707	10,105	4,918	6,631
Depreciation of property, plant and
equipment
— leased	—	17,539	64,636	29,875	52,765
— owned	644,237	718,270	648,468	321,285	353,682
Amortisation of lease prepayments	4,738	3,398	3,062	1,418	1,438
Consumption of flight equipment spare
parts	92,999	124,011	150,911	75,633	82,370
Provision for impairment of trade and
other receivables	3,948	13,599	1,449	—	2,407
Auditor’s remuneration	750	900	900	450	450
Loss on disposals of property, plant
and equipment	—	120,780	—	—	1,294
Cost of inventories	832,324	963,734	681,483	337,131	258,001

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

11.	FINANCE INCOME

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Exchange gains, net (Note)	135,888	272,440	280,705	291,806	3,793
Interest income	7,214	11,041	16,270	6,258	8,058

	143,102	283,481	296,975	298,064	11,851

Note:
The exchange gains for the Relevant Periods primarily relate to the translation of the Target Group’s foreign currency denominated borrowings and obligations under finance leases at exchange rates prevailing at each year/period end.

12.	FINANCE COSTS

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Interest on loans from banks	303,358	399,117	423,892	209,061	209,333
Interest relating to short term debentures (Note 30)	25,040	12,440	34,196	23,137	—
Interest relating to notes payable	9,977	24,921	32,496	16,248	12,485
Interest relating to obligations under finance leases	—	12,487	27,173	16,594	18,886
Less:
Amounts capitalised to:
— Advanced payments on acquisition of aircraft (Note)	(62,062)	(71,162)	(114,751)	(57,376)	(56,332)
— Construction in progress	(2,418)	(2,839)	(6,172)	(3,086)	(2,589)

	273,895	374,964	396,834	204,578	181,783

Note:
The weighted average interest rate on the capitalised interest expenses for the years ended 31 December 2006, 2007 and 2008, six months ended 30 June 2008 and six months ended 30 June 2009 are 6.12%, 5.34%, 5.02%, 5.27% and 4.90% per annum respectively.

13.	INCOME TAX

Income tax charged to profits and loss in the consolidated statement of comprehensive income is as follows:

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Provision for PRC income tax	23,940	20,367	15,985	9,164	21,200
Deferred taxation (Note 35)	(1,067)	(2,219)	(582)	(377)	(389)

	22,873	18,148	15,403	8,787	20,811

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

For the years ended 31 December 2006 and 2007, the Target Company and certain of its subsidiaries (the ‘‘Pudong Subsidiaries’’) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong, Shanghai. Other subsidiaries of the Target Group were generally subject to the standard rate of 33%. Under the Corporate Income Tax Law of the People’s Republic of China (the ‘‘New CIT Law’’) which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Target Company and the Pudong Subsidiaries are entitled to enjoy a transitional period to gradually increase the applicable corporate income tax rate to 25% in coming five years. For the year ended 31 December 2008 and six months ended 30 June 2009, the corporate income tax rate applicable to the Target Company and the Pudong Subsidiaries is 18% and 20% respectively. Other subsidiaries of the Target Group are generally subject to the PRC standard corporate tax rate of 25% under the New CIT Law for the year ended 31 December 2008 and six months ended 30 June 2009.

Tax on the Target Group’s consolidated statement of comprehensive income differs from the theoretical amount that would arise using the taxation rate of the Target Company as follows:

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Profit/(loss) before income tax	16,120	(555,580)	(1,290,450)	(59,697)	(245,444)
Adjusted by:
Share of results of associates and jointly controlled entities	(4,202)	(10,064)	(9,332)	(5,447)	(7,390)

	11,918	(565,644)	(1,299,782)	(65,144)	(252,834)

Tax calculated at enacted tax rate (2009: 20%; 2008: 18%; 2007: 15%; 2006: 15%)	1,787	(84,847)	(233,961)	(11,726)	(50,568)
Effect attributable to subsidiaries charged at tax rates of 25% in 2008 and 2009, and 33% in 2006 and 2007	(5,164)	5,551	(1,271)	967	2,909
Expenses not deductible for tax purposes	378	4,537	9,399	2,003	3,613
Effect of tax rate change on deferred tax	—	(2,378)	—	—	—
Recognition of deductible temporary differences unrecognised in prior years	(1,848)	—	—	(13,759)	—
Written off of tax losses/deductible temporary differences recognised in prior years	—	11,998	3,812	—	—
Unrecognised tax losses for the year/ period	23,554	68,854	224,479	29,401	59,572
Unrecognised deductible temporary differences for the year/period	5,701	14,874	13,298	2,191	5,285
Income not subject to taxation	(1,535)	(441)	(353)	(290)	—

Tax charge	22,873	18,148	15,403	8,787	20,811

14.	DIVIDEND

In 2006, the dividend of the Target Company of RMB32.45 million (RMB0.06 per ordinary share) relating to 2005 was paid.

The board of directors of the Target Company did not recommend any dividend in respect of the Relevant Periods.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

15.	PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE TARGET COMPANY

Profit/(loss) attributable to equity holders of the Target Company is dealt with in the financial statements of the Target Company to the extent of profit of RMB65 million, loss of RMB424 million, loss of RMB988 million, profit of RMB82 million and loss of RMB12 million for the years ended 31 December 2006, 2007, 2008 and the six months ended 30 June 2008 and 2009 respectively.

16.	EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the profit/(loss) attributable to equity holders of the Target Company of profit of RMB8 million, loss of RMB532 million, loss of RMB1,199 million, profit of RMB34 million, and loss of RMB271 million for the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2008 and 30 June 2009 respectively and the weighted average number of shares of 1,082 million in issue during the years ended 31 December 2006, 2007 and 2008, six months ended 30 June 2008 and 1,091 million in issue during the six months ended 30 June 2009.

The Target Company has no potentially dilutive option or other instruments relating to ordinary shares.

17.	PROPERTY, PLANT AND EQUIPMENT

	Target Group
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2006	8,980,091	—	644,413	534,562	106,665	10,265,731
Transfers from construction in progress	—	—	50,213	61,349	(111,562)	—
Transfers from advanced payments on acquisition of aircraft (Note 19)	725,565	—	—	—	—	725,565
Other additions	785,433	—	34,649	69,668	234,541	1,124,291
Disposals	(161,595)	—	—	(33,513)	—	(195,108)

At 31 December 2006	10,329,494	—	729,275	632,066	229,644	11,920,479

Accumulated depreciation
At 1 January 2006	3,372,581	—	100,771	271,201	—	3,744,553
Charge for the year	551,555	—	26,967	65,715	—	644,237
Disposals	(134,971)	—	—	(31,420)	—	(166,391)

At 31 December 2006	3,789,165	—	127,738	305,496	—	4,222,399

Net book amount
At 31 December 2006	6,540,329	—	601,537	326,570	229,644	7,698,080

At 1 January 2006	5,607,510	—	543,642	263,361	106,665	6,521,178

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Group
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2007	10,329,494	—	729,275	632,066	229,644	11,920,479
Transfers from construction in progress	—	—	147,131	93,246	(240,377)	—
Transfers from advanced payments on acquisition of aircraft (Note 19)	—	351,326	—	—	—	351,326
Other additions	412,323	347,890	6,407	90,824	157,336	1,014,780
Disposals (Note 6(b))	(1,988,530)	—	(12,343)	(16,726)	—	(2,017,599)

At 31 December 2007	8,753,287	699,216	870,470	799,410	146,603	11,268,986

Accumulated depreciation
At 1 January 2007	3,789,165	—	127,738	305,496	—	4,222,399
Charge for the year	595,702	17,539	45,530	77,038	—	735,809
Disposals (Note 6(b))	(1,381,295)	—	(3,331)	(15,606)	—	(1,400,232)

At 31 December 2007	3,003,572	17,539	169,937	366,928	—	3,557,976

Net book amount
At 31 December 2007	5,749,715	681,677	700,533	432,482	146,603	7,711,010

At 1 January 2007	6,540,329	—	601,537	326,570	229,644	7,698,080

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Group
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2008	8,753,287	699,216	870,470	799,410	146,603	11,268,986
Transfers from construction in progress	—	—	30,846	62,118	(92,964)	—
Transfers from advanced payments on acquisition of aircraft (Note 19)	—	513,774	—	—	—	513,774
Other additions	369,134	495,026	23,924	29,061	151,882	1,069,027
Disposals	(282,519)	—	—	(19,291)	—	(301,810)

At 31 December 2008	8,839,902	1,708,016	925,240	871,298	205,521	12,549,977

Accumulated depreciation
At 1 January 2008	3,003,572	17,539	169,937	366,928	—	3,557,976
Charge for the year	527,918	64,636	33,355	87,195	—	713,104
Disposals	(282,519)	—	—	(17,465)	—	(299,984)

At 31 December 2008	3,248,971	82,175	203,292	436,658	—	3,971,096

Net book amount
At 31 December 2008	5,590,931	1,625,841	721,948	434,640	205,521	8,578,881

At 1 January 2008	5,749,715	681,677	700,533	432,482	146,603	7,711,010

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Group
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2009	8,839,902	1,708,016	925,240	871,298	205,521	12,549,977
Transfers from construction in progress	—	—	20,605	35,980	(56,585)	—
Transfers from advanced payments on acquisition of aircraft (Note 19)	182,670	—	—	—	—	182,670
Other additions	288,925	(36,345)	6,340	62,293	23,030	344,243
Disposals	(72,654)	—	—	(1,396)	—	(74,050)

At 30 June 2009	9,238,843	1,671,671	952,185	968,175	171,966	13,002,840

Accumulated depreciation
At 1 January 2009	3,248,971	82,175	203,292	436,658	—	3,971,096
Charge for the period	276,228	54,989	28,166	47,064	—	406,447
Disposals	(70,045)	—	—	(1,127)	—	(71,172)

At 30 June 2009	3,455,154	137,164	231,458	482,595	—	4,306,371

Net book amount
At 30 June 2009	5,783,689	1,534,507	720,727	485,580	171,966	8,696,469

At 1 January 2009	5,590,931	1,625,841	721,948	434,640	205,521	8,578,881

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Company
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2006	8,967,276	—	603,808	418,846	67,402	10,057,332
Transfers from construction in progress	—	—	28,283	30,059	(58,342)	—
Transfers from advanced payments on acquisition of aircraft (Note 19)	725,565	—	—	—	—	725,565
Other additions	783,002	—	4,686	17,147	132,572	937,407
Disposals	(161,595)	—	—	(17,477)	—	(179,072)

At 31 December 2006	10,314,248	—	636,777	448,575	141,632	11,541,232

Accumulated depreciation
At 1 January 2006	3,370,885	—	92,791	230,886	—	3,694,562
Charge for the year	550,380	—	20,053	42,947	—	613,380
Disposals	(134,971)	—	—	(16,633)	—	(151,604)

At 31 December 2006	3,786,294	—	112,844	257,200	—	4,156,338

Net book amount
At 31 December 2006	6,527,954	—	523,933	191,375	141,632	7,384,894

At 1 January 2006	5,596,391	—	511,017	187,960	67,402	6,362,770

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Company
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2007	10,314,248	—	636,777	448,575	141,632	11,541,232
Transfers from construction in progress	—	—	33,751	82,876	(116,627)	—
Transfers from advanced payments on acquisition of aircraft (Note 19)	—	351,326	—	—	—	351,326
Other additions	399,172	347,890	—	31,802	108,503	887,367
Disposals (Note 6(b))	(1,988,530)	—	(12,343)	(14,783)	—	(2,015,656)

At 31 December 2007	8,724,890	699,216	658,185	548,470	133,508	10,764,269

Accumulated depreciation
At 1 January 2007	3,786,294	—	112,844	257,200	—	4,156,338
Charge for the year	593,288	17,539	31,756	46,091	—	688,674
Disposals (Note 6(b))	(1,381,295)	—	(3,331)	(14,006)	—	(1,398,632)

At 31 December 2007	2,998,287	17,539	141,269	289,285	—	3,446,380

Net book amount
At 31 December 2007	5,726,603	681,677	516,916	259,185	133,508	7,317,889

At 1 January 2007	6,527,954	—	523,933	191,375	141,632	7,384,894

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Company
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2008	8,724,890	699,216	658,185	548,470	133,508	10,764,269
Transfers from construction in progress	—	—	24,863	39,552	(64,415)	—
Transfers from advanced payments on acquisition of aircraft (Note 19)	—	513,774	—	—	—	513,774
Other additions	339,890	495,026	4,874	559	104,727	945,076
Disposals	(282,519)	—	—	(16,356)	—	(298,875)

At 31 December 2008	8,782,261	1,708,016	687,922	572,225	173,820	11,924,244

Accumulated depreciation
At 1 January 2008	2,998,287	17,539	141,269	289,285	—	3,446,380
Charge for the year	523,460	64,636	18,330	48,362	—	654,788
Disposals	(282,519)	—	—	(15,290)	—	(297,809)

At 31 December 2008	3,239,228	82,175	159,599	322,357	—	3,803,359

Net book amount
At 31 December 2008	5,543,033	1,625,841	528,323	249,868	173,820	8,120,885

At 1 January 2008	5,726,603	681,677	516,916	259,185	133,508	7,317,889

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Company
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2009	8,782,261	1,708,016	687,922	572,225	173,820	11,924,244
Transfers from construction in progress	—	—	20,605	35,980	(56,585)	—
Transfers from advanced payments on acquisition of aircraft (Note 19)	182,670	—	—	—	—	182,670
Other additions	275,131	(36,345)	6,339	52,136	19,555	316,816
Disposals	(69,113)	—	—	—	—	(69,113)

At 30 June 2009	9,170,949	1,671,671	714,866	660,341	136,790	12,354,617

Accumulated depreciation
At 1 January 2009	3,239,228	82,175	159,599	322,357	—	3,803,359
Charge for the period	272,785	54,989	22,258	27,823	—	377,855
Disposals	(69,113)	—	—	—	—	(69,113)

At 30 June 2009	3,442,900	137,164	181,857	350,180	—	4,112,101

Net book amount
At 30 June 2009	5,728,049	1,534,507	533,009	310,161	136,790	8,242,516

At 1 January 2009	5,543,033	1,625,841	528,323	249,868	173,820	8,120,885

Note:
As at 31 December 2006, 2007 and 2008 and 30 June 2009, certain aircraft and buildings owned by the Target Group and the Target Company with an aggregate net book amount of approximately RMB4,547 million, RMB4,306 million, RMB4,035 million and RMB4,241 million respectively were pledged as collateral under certain loan arrangements (Note 32).

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

18.	LEASE PREPAYMENTS

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At beginning of the year/period	170,876	170,876	170,903	144,010	166,660	166,660	166,687	139,794
Additions	—	27	—	—	—	27	—	—
Disposals	—	—	(26,893)	—	—	—	(26,893)	—

At end of the year/period	170,876	170,903	144,010	144,010	166,660	166,687	139,794	139,794

Accumulated amortisation
At beginning of the year/period	17,584	22,322	25,720	25,328	14,954	18,281	21,638	21,204
Charge for the year/period	4,738	3,398	3,062	1,438	3,327	3,357	3,020	1,418
Disposals	—	—	(3,454)	—	—	—	(3,454)	—

At end of the year/period	22,322	25,720	25,328	26,766	18,281	21,638	21,204	22,622

Net book amount
At end of the year/period	148,554	145,183	118,682	117,244	148,379	145,049	118,590	117,172

Lease prepayments represent unamortised lease prepayments for land use rights.

The Target Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2006, 2007 and 2008 and 30 June 2009, the majority of these land use rights had remaining terms ranging from 34 to 45 years, 33 to 44 years, 32 to 43 years and 31 to 42 years respectively.

19.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	Target Group and Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

At beginning of the year/period	692,032	949,006	1,879,092	2,535,437
Additions	920,477	1,210,250	1,055,368	557,824
Interest capitalised (Note 12)	62,062	71,162	114,751	56,332
Transfers to property, plant and equipment (Note 17)	(725,565)	(351,326)	(513,774)	(182,670)

At end of the year/period	949,006	1,879,092	2,535,437	2,966,923

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

20.	INVESTMENTS IN SUBSIDIARIES

As at 31 December 2006, 2007 and 2008 and 30 June 2009, particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC, are as follows:

			Attributable equity interest

						As at
	Date of	Paid-up	As at 31 December			30 June
Company	establishment	capital	2006	2007	2008	2009	Principal activities
		RMB’000

Shanghai Airlines Cargo International Co., Ltd.	3 April 2006	464,050	55%	55%	55%	55%	Provision of international cargo carriage services

China United Airlines Co., Ltd.	21 September 1984	100,000	80%	80%	80%	80%	Provision of domestic and international airline transportation

Shanghai Airlines Travel Hotel Co., Ltd.	6 February 2005	53,000	100%	100%	100%	100%	Provision of hotel management, corporate management and investment consulting services

Shanghai Airlines Tours, International (Group) Co., Ltd.	29 August 1992	50,090	100%	100%	100%	100%	Tour operations, travel and air ticketing agency and transportation

Dahang International Transportation Co., Ltd.	16 December 1993	30,737	55%	55%	55%	55%	Freight forwarding, air freight forwarding and cargo freight forwarding

Shanghai Crane International Transportation Co., Ltd.	5 October 1997	20,000	55%	55%	55%	55%	Cargo transportation, freight forwarding and airport ground services

Shanghai Aviation Import & Export Co., Ltd.	1 December 1992	16,800	100%	100%	100%	100%	Direct export and import and provision of agency services for various products and techniques

Shanghai Airlines Holiday Tours Co., Ltd.	8 June 1995	12,220	100%	100%	100%	100%	Tour operations and air ticketing agency

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

21.	INVESTMENTS IN ASSOCIATES

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted investments, at cost	44,041	44,216	45,216	45,216	40,000	40,000	40,000	40,000
Share of post acquisition results/reserves	7,751	10,041	12,713	9,869	—	—	—	—

	51,792	54,257	57,929	55,085	40,000	40,000	40,000	40,000

The movement on investments in associates is as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At beginning of the year/period	47,597	51,792	54,257	57,929	40,000	40,000	40,000	40,000
Costs of additional investments	1,078	175	1,000	—	—	—	—	—
Share of results of associates	5,831	6,265	8,087	4,447	—	—	—	—
Dividend received during the year/period	(2,714)	(3,975)	(5,415)	(7,291)	—	—	—	—

At end of the year/period	51,792	54,257	57,929	55,085	40,000	40,000	40,000	40,000

As at 31 December 2006, 2007 and 2008 and 30 June 2009, particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

			Attributable equity interest
						As at
	Date of	Paid-up	As at 31 December			30 June
Company	establishment	capital	2006	2007	2008	2009	Principal activities
		RMB’000
New Shanghai International Tower Co., Ltd.	17 November 1992	166,575	20%	20%	20%	20%	Property development and property management

Shanghai Sidesun Technology Co., Ltd.	8 March 2001	8,000	30%	30%	30%	30%	Trading of computer and peripheral products, telecommunication equipment, installation of computer hardware, design of computer software and apparel trading, etc.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The Target Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Revenues	30,541	34,717	36,824	22,799	20,704

Profit for the year/period	5,831	6,265	8,087	5,007	4,447

				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Assets	100,290	99,257	100,971	101,974

Liabilities	48,498	45,000	43,042	46,889

22.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted investments, at cost	15,500	15,500	15,500	15,500	15,000	15,000	15,000	15,000
Share of post acquisition results/reserves	(1,335)	1,624	2,869	4,087	—	—	—	—

	14,165	17,124	18,369	19,587	15,000	15,000	15,000	15,000

The movement on investments in jointly controlled entities is as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At beginning of the year/period	16,219	14,165	17,124	18,369	15,000	15,000	15,000	15,000
Addition	500	—	—	—	—	—	—	—
Share of results	(1,629)	3,799	1,245	2,943	—	—	—	—
Dividend received during the year/period	(925)	(840)	—	(1,725)	—	—	—	—

At end of the year/period	14,165	17,124	18,369	19,587	15,000	15,000	15,000	15,000

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

			Attributable equity interest
						As at
	Date of	Paid-up	As at 31 December			30 June
Company	establishment	capital	2006	2007	2008	2009	Principal activities
		RMB’000

Shanghai Hute Aviation Tech. Co. Ltd.	9 April 2003	30,000	50%	50%	50%	50%	Development of aviation equipment, property management, investment and corporate image consulting services

Shanghai Airlines Holidays Ticket Services Co., Ltd.	8 May 2006	1,000	50%	50%	50%	50%	Provision of travel information, consulting and delivery services and travel agency

The Target Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Revenues	6,633	8,469	12,031	4,252	6,956

(Loss)/profit for the year/period	(1,629)	3,799	1,245	440	2,943

				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Assets	18,384	18,905	23,537	23,066

Liabilities	4,219	1,781	5,168	3,479

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

23.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Equity investments listed in the PRC, at fair value	5,849	9,285	3,016	6,442	3,750	6,909	2,018	4,812
Unlisted equity investments (Note)	74,434	135,620	175,659	175,659	74,278	135,465	175,503	175,503
Less: provision for impairment	(156)	(156)	(156)	(156)	—	—	—	—

	80,127	144,749	178,519	181,945	78,028	142,374	177,521	180,315

Note:
The Company’s directors have considered that the range of reasonable estimates on the fair value of these unquoted investments is significant and the probabilities of the various estimates cannot be reasonably assessed, these investments therefore are be stated at cost less provision for impairment losses.

The movement on available-for-sale financial assets is as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At beginning of the year/period	76,369	80,127	144,749	178,519	75,718	78,028	142,374	177,521
Additions	—	63,034	40,038	—	—	61,186	40,038	—
Disposals	—	(595)	(748)	—	—	—	(740)	—
Net fair value gains/(losses) transferred to equity	3,758	2,183	(5,520)	3,426	2,310	3,160	(4,151)	2,794

At end of the year/period	80,127	144,749	178,519	181,945	78,028	142,374	177,521	180,315

24.	OTHER LONG-TERM ASSETS

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deposits relating to aircraft under operating leases	280,036	310,307	305,799	305,678	267,386	268,823	260,165	260,062
Prepaid flight training fees	121,765	162,526	181,765	180,085	117,715	156,239	162,300	149,893
Rental and renovation deposits	7,705	1,569	44	—	3,643	1,569	44	—
Other long-term assets	35,200	30,800	26,400	56,445	35,200	30,800	26,400	24,200

	444,706	505,202	514,008	542,208	423,944	457,431	448,909	434,155

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

25.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to three months.

The aging analysis of trade receivables is as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Within 3 months	545,568	767,191	482,312	469,883	257,186	318,161	197,529	202,035
3 to 6 months	23,196	24,571	18,271	9,142	2,320	8,550	90	64
6 to 12 months	16,631	10,264	24,344	6,446	—	—	368	—
Over 12 months	10,073	22,109	19,368	19,391	4,947	5,187	4,730	—

	595,468	824,135	544,295	504,862	264,453	331,898	202,717	202,099

Less: provision for impairment of receivables	(7,605)	(19,490)	(19,320)	(15,600)	(3,244)	(5,830)	(5,386)	(692)

	587,863	804,645	524,975	489,262	261,209	326,068	197,331	201,407

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

As at 31 December 2006, 2007 and 2008 and 30 June 2009, trade receivables of RMB59 million, RMB65 million, RMB83 million and RMB34 million respectively were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. As at 31 December 2006, 2007 and 2008 and 30 June 2009, the Target Group holds no collateral as security against any receivables. The ageing analysis of these trade receivables is as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Up to 6 months	42,006	54,506	58,907	27,635	3,863	9,504	1,111	1,712
6 to 12 months	16,631	10,264	24,344	6,446	—	—	368	—

	58,637	64,770	83,251	34,081	3,863	9,504	1,479	1,712

As at 31 December 2006, 2007 and 2008 and 30 June 2009, the Target Group’s trade receivables of RMB5 million, RMB16 million, RMB17 million and RMB12 million respectively were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(q).

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Movements on the provision for impairment of trade receivables of the Target Group and the Target Company are as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At beginning of the year/period	4,143	7,605	19,490	19,320	2,551	3,244	5,830	5,386
Receivables written off during the year/period as uncollectible	(387)	—	—	(4,919)	(287)	—	—	(4,832)
Provision for impairment of receivables	4,030	11,892	783	1,803	980	2,586	—	138
Unused amounts reversed	(181)	(7)	(953)	(604)	—	—	(444)	—

At end of the year/period	7,605	19,490	19,320	15,600	3,244	5,830	5,386	692

The net impact of creation and release of provisions for impaired receivables have been included in ‘‘Provision for impairment of trade and other receivables’’ in the profit and loss in the consolidated statement of comprehensive income (Note 10). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

The carrying amounts of the Target Group and the Target Company’s trade receivables are denominated in the following currencies:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Renminbi	561,162	767,990	490,236	458,944	257,439	324,761	188,335	195,420
US Dollars	25,192	36,510	26,237	24,487	2,261	1,162	547	156
Other currencies	1,509	145	8,502	5,831	1,509	145	8,449	5,831

	587,863	804,645	524,975	489,262	261,209	326,068	197,331	201,407

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

26.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Prepaid aircraft operating lease rentals	63,683	102,191	88,329	82,026	46,534	63,459	72,664	66,141
Deposits with custom office	15,410	24,549	48,925	19,885	13,624	23,542	44,509	13,379
Rental deposits	20,165	23,650	22,607	28,203	1,265	1,294	2,390	4,143
Prepayments for acquisition of equipment and other assets	73,545	115,422	69,870	81,663	23,047	23,183	18,761	18,356
Prepayments for tour operations	78,415	76,362	64,483	50,254	—	—	—	—
Secured deposits relating to short-term borrowings (Note 32)	—	—	46,921	171,835	—	—	46,921	171,835
Advance payments to and payments on behalf of staff	35,513	41,207	41,556	38,690	31,796	34,573	39,760	38,152
Rebate receivable on aircraft acquisition	—	—	20,907	40,337	—	—	20,907	40,337
Custom duties and tax recoverable	34,976	21,424	17,689	21,783	4,610	1,795	3,311	3,561
Prepayments for fuel	550	123,826	8,523	4,477	—	—	—	—
Refundable of civil aviation infrastructure levies	—	—	—	129,655	—	—	—	112,096
Others	110,330	76,298	70,974	80,262	58,132	11,533	14,131	49,108

	432,587	604,929	500,784	749,070	179,008	159,379	263,354	517,108

27.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Target Group’s and Target Company’s cash and cash equivalents are denominated in the following currencies:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Renminbi	576,461	772,884	961,852	1,826,607	285,255	249,640	369,153	1,389,372
US Dollars	34,411	151,483	45,665	54,539	17,789	134,465	37,907	30,690
HK Dollars	149	1,815	18,370	22,500	—	1,663	18,264	22,387
Japanese Yen	4,578	4,647	17,607	34,459	1,363	1,901	4,308	30,414
Euro	6,361	12,700	8,277	4,460	1,094	786	417	297
Other currencies	—	645	4,165	8,977	—	581	4,139	8,898

	621,960	944,174	1,055,936	1,951,542	305,501	389,036	434,188	1,482,058

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

28.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Within 90 days	549,966	947,451	687,604	817,493	406,251	694,997	462,331	552,200
91 to 180 days	316,530	154,764	626,239	468,439	296,464	115,671	467,811	368,693
181 to 365 days	21,222	38,964	37,751	30,730	1,125	237	1,435	2,351
Over 365 days	10,173	18,736	27,323	23,399	688	1,348	7,553	7,082

	897,891	1,159,915	1,378,917	1,340,061	704,528	812,253	939,130	930,326

29.	OTHER PAYABLES AND ACCRUED EXPENSES

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Accrued fuel cost	357,901	658,230	631,406	302,759	212,599	341,479	468,573	223,639
Accrued take-off and landing charges	182,357	266,724	366,773	448,210	164,829	232,888	341,757	418,825
Accrued aircraft overhaul expenses	75,375	143,628	202,552	228,900	73,323	142,584	191,732	159,064
Advance payments received from tour customers	116,090	162,708	144,255	130,448	—	—	—	—
Duties and levies payable	117,285	148,418	124,616	203,986	101,297	106,374	71,486	122,010
Other accrued operating expenses	41,338	78,386	96,832	154,927	37,802	44,369	67,276	98,825
Deposits received from ticket sales agents and cargo forward agents	116,402	106,705	91,947	77,074	99,153	78,022	69,019	58,392
Accrued salaries, wages and benefits	22,872	53,492	40,996	30,841	6,577	39,750	11,126	12,151
Deposits received from import and export customers	44,904	68,324	32,637	31,841	—	—	—	—
Interest payables	56,994	60,246	31,933	10,052	56,973	60,246	31,649	16,534
Current portion of post-retirement benefit obligations (Note 36)	1,378	1,503	1,727	1,881	1,371	1,496	1,648	1,802
Others	86,897	87,215	93,913	123,729	18,438	30,814	56,571	69,066

	1,219,793	1,835,579	1,859,587	1,744,648	772,362	1,078,022	1,310,837	1,180,308

30.	SHORT TERM DEBENTURES

On 10 January 2006, the Target Company issued a short term debenture with a par value of RMB100 per unit at 96.87% of its principal amount of RMB800 million with 1-year term. The debenture was redeemed by the Target Company in January 2007.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

On 28 September 2007, the Target Company issued a short term debenture with a face value of RMB800 million at par value of RMB100 per unit with 363-day term. The fixed annual coupon and effective interest rate of this debenture is 5.8%. The debenture was redeemed by the Target Company in September 2008.

31.	OBLIGATIONS UNDER FINANCE LEASES

During the Relevant Periods, the Target Group and the Target Company had acquired aircraft under finance lease arrangements. Under the terms of the leases, the Target Group and the Target Company have options to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or at a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are denominated in US Dollars.

The interest rates of finance lease obligations are floating at Nil for the year ended 31 December 2006, 6 months LIBOR plus 0.45% per annum for the year ended 31 December 2007, 3 months LIBOR plus 1.6% to 6 months LIBOR plus 0.45% per annum for the year ended 31 December 2008 and six months ended 30 June 2009.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	Target Group and Target Company
	As at 31 December 2006			As at 31 December 2007
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	—	—	—	54,784	22,576	32,208
In the second year	—	—	—	54,590	20,930	33,660
In the third to fifth year inclusive	—	—	—	164,089	53,619	110,470
After the fifth year	—	—	—	381,686	59,068	322,618

Total	—	—	—	655,149	156,193	498,956
Less: amount repayable within one year	—	—	—	(54,784)	(22,576)	(32,208)

Long-term portion	—	—	—	600,365	133,617	466,748

	Target Group and Target Company
	As at 31 December 2008			As at 30 June 2009
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	103,891	34,461	69,430	108,626	36,765	71,861
In the second year	106,146	32,386	73,760	110,083	34,432	75,651
In the third to fifth year inclusive	329,018	83,566	245,452	339,860	88,077	251,783
After the fifth year	862,364	96,222	766,142	815,351	94,269	721,082

Total	1,401,419	246,635	1,154,784	1,373,920	253,543	1,120,377
Less: amount repayable within one year	(103,891)	(34,461)	(69,430)	(108,626)	(36,766)	(71,861)

Long-term portion	1,297,528	212,174	1,085,354	1,265,294	216,777	1,048,516

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

As at 31 December 2006, 2007 and 2008 and 30 June 2009, the fair value of obligations under finance leases of the Target Group and the Target Company are Nil, RMB506 million, RMB1,161 million and RMB1,124 million respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end.

32.	BORROWINGS

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-current
Long-term bank borrowings
— secured	3,120,188	2,530,206	1,991,397	2,055,715	3,120,188	2,530,206	1,991,397	2,055,715
— unsecured	217,107	385,999	790,278	799,073	217,107	357,999	762,278	769,073

	3,337,295	2,916,205	2,781,675	2,854,788	3,337,295	2,888,205	2,753,675	2,824,788

Current
Current portion of long-term bank borrowings
— secured	413,694	397,606	383,429	417,597	413,694	397,606	383,429	417,597
— unsecured	326,712	220,535	800,697	1,248,519	326,712	220,535	800,697	1,220,519
Short-term bank borrowings
— secured	2,700	—	47,842	170,735	—	—	47,842	170,735
— unsecured	1,910,804	3,264,440	4,852,100	5,366,269	1,779,654	2,896,940	4,498,600	5,017,769

	2,653,910	3,882,581	6,084,068	7,203,120	2,520,060	3,515,081	5,730,568	6,826,620

Total borrowings	5,991,205	6,798,786	8,865,743	10,057,908	5,857,355	6,403,286	8,484,243	9,651,408

The borrowings are repayable as follows:
Within one year	2,653,910	3,882,581	6,084,068	7,203,120	2,520,060	3,515,081	5,730,568	6,826,620
In the second year	529,977	616,146	753,387	763,704	529,977	616,146	725,387	763,704
In the third to fifth year inclusive	1,362,284	1,246,933	1,234,756	1,264,102	1,362,284	1,218,933	1,234,756	1,234,102
After the fifth year	1,445,034	1,053,126	793,532	826,982	1,445,034	1,053,126	793,532	826,982

Total borrowings	5,991,205	6,798,786	8,865,743	10,057,908	5,857,355	6,403,286	8,484,243	9,651,408

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(a)	The terms of the long-term bank loans are summarised as follows:

		Target Group				Target Company
					As at				As at
		As at 31 December			30 June	As at 31 December			30 June
	Interest rate and	2006	2007	2008	2009	2006	2007	2008	2009
Currency	final maturities	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

RMB	Fixed interest rates of 6.08% per annum with final maturities through to 2010	—	28,000	28,000	28,000	—	—	—	—
	Floating interest rates ranging from 0–10% discount of benchmark interest rates as stipulated by PBOC* with final maturities through to 2012	413,754	140,200	315,284	632,255	413,754	140,200	315,284	602,255
USD	Floating interest rates ranging from 6 month LIBOR +0.26% to 6 month LIBOR +3% with final maturities through to 2020	3,663,947	3,366,146	3,622,517	3,860,649	3,663,947	3,366,146	3,622,517	3,860,649

		4,077,701	3,534,346	3,965,801	4,520,904	4,077,701	3,506,346	3,937,801	4,462,904

* The People’s Bank of China (‘‘PBOC’’)

The fair value of long-term borrowings of the Target Group as at 31 December 2006, 2007 and 2008 and 30 June 2009 are RMB3,928 million, RMB3,401 million, RMB3,838 million and RMB4,471 million respectively and the Target Company as at 31 December 2006, 2007 and 2008 and 30 June 2009 are RMB3,928 million, RMB3,373 million, RMB3,807 million, and RMB4,409 million respectively, which are determined using the expected future payments discounted at prevailing market interest rates available to the Target Group and the Target Company for financial instruments with substantially the same terms and characteristics at the Relevant Periods.

As at 31 December 2006, 2007 and 2008 and 30 June 2009, the secured long-term bank borrowings of the Target Group for the purchases of aircraft were secured by the related aircraft and buildings with aggregate net book amounts of RMB4,547 million, RMB4,306 million, RMB4,035 million and RMB4,241 million respectively (Note 17).

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(b)	The terms of the short-term bank borrowings are summarised as follows:

		Target Group				Target Company
					As at				As at
		As at 31 December			30 June	As at 31 December			30 June
	Interest rate and	2006	2007	2008	2009	2006	2007	2008	2009
Currency	final maturities	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

RMB	Fixed interest rates (2006:5.02–5.85%; 2007:5.27–6.56%; 2008:5.02–6.90%; 2009: 4.37–6.72%)	1,085,000	1,710,000	2,598,600	1,250,000	1,045,000	1,560,000	2,598,600	1,250,000
	Floating interest rates ranging from 0–10% discount of benchmark interest rates as stipulated by PBOC	293,850	617,500	2,253,500	4,068,500	200,000	400,000	1,900,000	3,720,000
USD	Fixed interest rates (2009:2.48–2.54%;)	—	—	—	47,768	—	—	—	47,768
	Floating interest rates ranging from 6 month LIBOR +0.4% to 12 month LIBOR +2%	534,654	936,940	47,842	170,736	534,654	936,940	47,842	170,736

		1,913,504	3,264,440	4,899,942	5,537,004	1,779,654	2,896,940	4,546,442	5,188,504

As at 31 December 2008 and 30 June 2009, the secured short-term bank borrowings of the Target Group and the Target Company were secured by bank deposits of RMB47 million and RMB172 million respectively (Note 26).

(c)	The carrying amounts of the borrowings are denominated in the following currencies:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Currency
Renminbi	1,792,609	2,495,700	5,195,389	5,978,755	1,658,759	2,100,200	4,813,889	5,572,255
US Dollars	4,198,596	4,303,086	3,670,354	4,079,153	4,198,596	4,303,086	3,670,354	4,079,153

	5,991,205	6,798,786	8,865,743	10,057,908	5,857,355	6,403,286	8,484,243	9,651,408

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

33.	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At beginning of the year/period	263,797	337,237	396,986	523,791	181,442	243,494	272,110	360,010
Additional provisions	73,440	86,989	126,805	75,272	62,052	55,856	87,900	50,976
Utilisation	—	(27,240)	—	—	—	(27,240)	—	—

At end of the year/period	337,237	396,986	523,791	599,063	243,494	272,110	360,010	410,986
Less: current portion	(35,510)	—	—	—	(35,510)	—	—	—

Long-term portion	301,727	396,986	523,791	599,063	207,984	272,110	360,010	410,986

Provision for return condition checks for aircraft under operating leases represents the present value of estimated costs of major return checks for aircraft under operating leases as the Target Group has the responsibility to fulfill certain return conditions under the relevant leases.

34.	OTHER LONG-TERM LIABILITIES

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Long-term duties and levies payable	—	31,527	87,234	84,565	—	31,527	87,234	84,565
Fair value of unredeemed points awarded under the Target Group’s frequent flyer program	88,598	109,919	94,677	131,046	88,598	109,919	94,677	131,046
Others	—	—	17,990	17,990	—	—	14,490	14,490

	88,598	141,446	199,901	233,601	88,598	141,446	196,401	230,101

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

35.	DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets
— Deferred tax asset to be utilised after 12 months	4,791	6,425	7,728	7,470	4,422	5,945	6,665	6,024
— Deferred tax asset to be utilised within 12 months	—	—	—	—	—	—	—	—

	4,791	6,425	7,728	7,470	4,422	5,945	6,665	6,024

Deferred tax liabilities
— Deferred tax liability to be realised after 12 months	—	—	—	—	—	—	—	—
— Deferred tax liability to be realised within 12 months	(217)	(375)	(142)	(295)	—	—	—	—

	(217)	(375)	(142)	(295)	—	—	—	—

Movements in the net deferred taxation assets/(liabilities) are as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At beginning of the year/period	4,012	4,574	6,050	7,586	3,860	4,422	5,945	6,665
Credited to profit and loss in the statement of comprehensive income (Note 13)	1,067	2,219	582	389	1,067	2,503	—	—
Charged/(credit) to equity	(505)	(743)	954	(800)	(505)	(980)	720	(641)

At end of the year/period	4,574	6,050	7,586	7,175	4,422	5,945	6,665	6,024

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Tax losses carried forward	—	20,507	16,068	15,047	—	20,507	16,068	15,047
Impairment provision for obsolete flight equipment spare parts	1,660	1,009	1,069	816	1,660	1,009	1,069	816
Impairment provision for receivables	512	613	1,220	1,533	143	133	157	87
Provision for overhaul expenses and return condition checks for aircraft under operating leases	10,632	6,773	19,291	22,959	10,632	6,773	19,291	22,959
Provision for frequent flyer program	10,010	16,088	18,892	18,415	10,010	16,088	18,892	18,415
Financial derivative instrument	—	—	34,492	9,639	—	—	34,492	9,639
Provision for post- retirement benefits	14,376	10,618	9,297	7,956	14,376	10,618	9,297	7,956

	37,190	55,608	100,329	76,365	36,821	55,128	99,266	74,919

Deferred tax liabilities:
Depreciation and amortisation	(21,877)	(35,001)	(65,386)	(63,070)	(21,877)	(35,001)	(65,386)	(63,070)
Write back of long-aged sales in advance of carriage	(10,176)	(13,198)	(26,951)	(4,920)	(10,176)	(13,198)	(26,951)	(4,920)
Available-for-sale financial assets	(563)	(1,359)	(406)	(1,200)	(346)	(984)	(264)	(905)

	(32,616)	(49,558)	(92,743)	(69,190)	(32,399)	(49,183)	(92,601)	(68,895)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Movements of the net deferred tax assets of the Target Group for the Relevant Periods are as follows:

		(Charged)/credited to
	At the	Statement of
	beginning	comprehensive	Charged to	At end
	of the year	income	equity	of the year
	RMB’000	RMB’000	RMB’000	RMB’000

For the year ended 31 December 2006
Impairment provision for obsolete flight equipment spare parts	1,761	(101)	—	1,660
Impairment provision for receivables	434	78	—	512
Provision for overhaul expenses and return condition checks for aircraft under operating leases	5,380	5,252	—	10,632
Provision for frequent flyer program	3,368	6,642	—	10,010
Provision for post-retirement benefits	7,736	6,640	—	14,376

	18,679	18,511	—	37,190

Depreciation and amortisation	(8,660)	(13,217)	—	(21,877)
Write back of long-aged sales in advance of carriage	(5,444)	(4,732)	—	(10,176)
Available-for-sale financial assets	(563)	505	(505)	(563)

	(14,667)	(17,444)	(505)	(32,616)

Net deferred tax assets	4,012	1,067	(505)	4,574

For the year ended 31 December 2007
Tax losses carried forward	—	20,507	—	20,507
Impairment provision for obsolete flight equipment spare parts	1,660	(651)	—	1,009
Impairment provision for receivables	512	101	—	613
Provision for overhaul expenses and return condition checks for aircraft under operating leases	10,632	(3,859)	—	6,773
Provision for frequent flyer program	10,010	6,078	—	16,088
Provision for post-retirement benefits	14,376	(3,758)	—	10,618

	37,190	18,418	—	55,608

Depreciation and amortisation	(21,877)	(13,124)	—	(35,001)
Write back of long-aged sales in advance of carriage	(10,176)	(3,022)	—	(13,198)
Available-for-sale financial assets	(563)	(53)	(743)	(1,359)

	(32,616)	(16,199)	(743)	(49,558)

Net deferred tax assets	4,574	2,219	(743)	6,050

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

		(Charged)/credited to
	At the	Statement of
	beginning	comprehensive	Charged to	At end
	of the year	income	equity	of the year
	RMB’000	RMB’000	RMB’000	RMB’000

For the year ended 31 December 2008
Tax losses carried forward	20,507	(4,439)	—	16,068
Impairment provision for obsolete flight equipment spare parts	1,009	60	—	1,069
Impairment provision for receivables	613	607	—	1,220
Provision for overhaul expenses and return condition checks for aircraft under operating leases	6,773	12,518	—	19,291
Provision for frequent flyer program	16,088	2,804	—	18,892
Financial derivative instrument	—	34,492	—	34,492
Provision for post-retirement benefits	10,618	(1,321)	—	9,297

	55,608	44,721	—	100,329

Depreciation and amortisation	(35,001)	(30,385)	—	(65,386)
Write back of long-aged sales in advance of carriage	(13,198)	(13,753)	—	(26,951)
Available-for-sale financial assets	(1,359)	(1)	954	(406)

	(49,558)	(44,139)	954	(92,743)

Net deferred tax assets	6,050	582	954	7,586

For the six months ended 30 June 2009
Tax losses carried forward	16,068	(1,021)	—	15,047
Impairment provision for obsolete flight equipment spare parts	1,069	(253)	—	816
Impairment provision for receivables	1,220	313	—	1,533
Provision for overhaul expenses and return condition checks for aircraft under operating leases	19,291	3,668	—	22,959
Provision for frequent flyer program	18,892	(477)	—	18,415
Derivative financial instrument	34,492	(24,853)	—	9,639
Provision for post-retirement benefits	9,297	(1,341)	—	7,956

	100,329	(23,964)	—	76,365

Depreciation and amortisation	(65,386)	2,316	—	(63,070)
Write back of long-aged sales in advance of carriage	(26,951)	22,031	—	(4,920)
Available-for-sale financial assets	(406)	6	(800)	(1,200)

	(92,743)	24,353	(800)	(69,190)

Net deferred tax assets	7,586	389	(800)	7,175

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. For the years ended 31 December 2006, 2007 and 2008 and six months ended 30 June 2009, the Target Group had tax losses carried forward of approximately RMB81 million, RMB627 million, RMB1,855 million and RMB2,131 million respectively (The Target Company: 2006 : Nil; 2007 : RMB369 million; 2008 : RMB1,292 million; 2009 : RMB1,292 million respectively) which will expire between 2011 and 2014, and which are available to set off against the Target Group and the Target Company’s future taxable income.

As at 31 December 2006, 2007 and 2008, and 30 June 2009, the Target Group did not recognise deferred tax assets of RMB24 million, RMB132 million, RMB445 million, and RMB519 million respectively (The Target Company: 2006 : Nil; 2007 : RMB67 million; 2008 : RMB304 million; 2009 : RMB307 million respectively) that arise from tax losses available as management did not consider it probable that such tax losses would be realised before they expire.

36.	POST-RETIREMENT BENEFIT OBLIGATIONS

The Target Group provides certain funded and unfunded post-retirement benefits to certain employees. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employee’s turnover ratio.

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Present value of funded post-retirement benefit obligations	349,791	291,805	398,773	379,784	349,791	291,805	398,772	379,783
Fair value of plan assets	(32,394)	(43,914)	(73,156)	(73,659)	(32,394)	(43,914)	(73,156)	(73,659)
Present value of unfunded post- retirement benefit obligations	22,112	19,410	43,606	41,902	—	—	—	—
Unrecognised actuarial gain/(losses)	58,622	146,165	33,840	67,135	58,622	141,809	43,472	73,249

Post-retirement benefit obligations	398,131	413,466	403,063	415,162	376,019	389,700	369,088	379,373
Less: current portion (Note 29)	(1,378)	(1,503)	(1,727)	(1,881)	(1,371)	(1,496)	(1,648)	(1,802)

Long term portion	396,753	411,963	401,336	413,281	374,648	388,204	367,440	377,571

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

Changes in post-retirement benefit obligations are as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	380,914	398,131	413,466	403,063	358,802	376,019	389,700	369,088
Total expenses charged in the profit and loss in the statement of comprehensive income	32,717	29,677	27,398	16,010	32,717	27,884	17,019	14,062
Payments	(15,500)	(14,342)	(37,801)	(3,911)	(15,500)	(14,203)	(37,631)	(3,777)

At 31 December/30 June	398,131	413,466	403,063	415,162	376,019	389,700	369,088	379,373

The movement in the fair value of plan assets of the year/period is as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	19,783	32,394	43,914	73,156	19,783	32,394	43,914	73,156
Expected return on plan assets	1,825	2,632	4,222	2,586	1,825	2,632	4,222	2,586
Actuarial (losses)/gain	(1,788)	(1,530)	(6,985)	(3,206)	(1,788)	(1,530)	(6,985)	(3,206)
Employer contributions	12,574	10,418	32,393	1,312	12,574	10,418	32,393	1,312
Benefits paid from the plan assets	—	—	(388)	(189)	—	—	(388)	(189)

At 31 December/30 June	32,394	43,914	73,156	73,659	32,394	43,914	73,156	73,659

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the statement of comprehensive income as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Current service cost	20,620	18,952	22,498	10,160	20,621	18,004	13,058	9,129
Interest cost	13,921	14,566	15,286	8,449	13,921	13,721	14,347	7,623
Actuarial gain	—	(1,209)	(6,164)	(13)	—	(1,209)	(6,164)	(104)
Expected return on plan assets	(1,825)	(2,632)	(4,222)	(2,586)	(1,825)	(2,632)	(4,222)	(2,586)

Total (Note 9)	32,716	29,677	27,398	16,010	32,717	27,884	17,019	14,062

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

The principle actuarial assumptions used are as follows:

	Target Group				Target Company
				As at				As at
	As at 31 December			30 June	As at 31 December			30 June
	2006	2007	2008	2009	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Discount rate	3.75%	4.75%	3.75%	4.00%	3.75%	4.75%	3.75%	4.00%
Annual rate of increase of per capita benefit payment	4%	4%	4%	4%	4%	4%	4%	4%
Expected return on plan
assets	7%	7%	7%	7%	7%	7%	7%	7%
Employee turnover rate	3%	3%	3%	3%	3%	3%	3%	3%

37.	SHARE CAPITAL

	Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each
A Shares with lock-up periods	691,500	453,851	314,048	222,222
A Shares without lock-up periods	390,000	627,649	767,452	1,081,500

	1,081,500	1,081,500	1,081,500	1,303,722

Pursuant to the Target Company’s Articles of Association, all shares of the Company are registered ordinary shares and rank pari passu to each other.

On 6 January 2006, the shareholders of the Target Company approved a share conversion scheme. Pursuant to the approved share conversion scheme, for every 10 circulating shares held in the Target Company, each holder of circulating shares received 3 circulating shares from the private holders of the non-circulating shares in exchange for their permission to transfer the non-circulating shares held by the private investors into circulating shares. In this connection, the private investors of the non-circulating shares granted 90 million shares in total to the holders of the circulating shares. In addition, the non-circulating shares held by the private investors were granted the status of listing with a lock-up periods ranging from 12 to 36 months starting from 14 February 2006.

In June 2009, as approved by the Target Company’s shareholders and China Securities Regulatory Commission, the Target Company issued 222,222,200 new A shares at RMB4.5 per share through private placement to one of the Target Company’s shareholders, Jin Jiang International Holdings Co., Ltd. (‘‘Jin Jiang International’’) for cash of approximately RMB1 billion. After netting off the costs for the share issue, the net proceeds from the share issue was RMB980,440,000, of which RMB222,222,000 was recorded as share capital, with the remaining RMB758,218,000 recorded in share premium. The shares issued to Jin Jiang International are subject to a lock-up period of 36 months from 25 June 2009.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

38.	RESERVES

	Target Group
		Statutory
		and		Retained
		discretionary		profits/
	Share	reserve	Capital	(accumulated
	premium	(Note (a))	surplus	losses)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2006	470,074	134,286	19,704	(315,301)	308,763
Profit attributable to equity holders of the Target Company	—	—	—	8,430	8,430
Other comprehensive income:	—	—	5,079	—	5,079
— Fair value movements of available-for-sale financial assets, net of tax	—	—	3,253	—	3,253
— Other income directly charged to reserves	—	—	1,826	—	1,826

Total comprehensive income for the year ended 31 December 2006	—	—	5,079	8,430	13,509
Dividends paid	—	—	—	(32,447)	(32,447)
Appropriations to statutory and discretionary reserves	—	5,304	—	(5,304)	—

At 31 December 2006	470,074	139,590	24,783	(344,622)	289,825

At 1 January 2007	470,074	139,590	24,783	(344,622)	289,825
Loss attributable to equity holders of the Target Company	—	—	—	(531,971)	(531,971)
Other comprehensive income:	—	—	3,169	—	3,169
— Fair value movements of available-for-sale financial assets, net of tax	—	—	1,440	—	1,440
— Other income directly charged to reserves	—	—	1,729	—	1,729

Total comprehensive income/(loss) for the year ended 31 December 2007	—	—	3,169	(531,971)	(528,802)

At 31 December 2007	470,074	139,590	27,952	(876,593)	(238,977)

At 1 January 2008	470,074	139,590	27,952	(876,593)	(238,977)
Loss attributable to equity holders of the Target Company	—	—	—	(1,199,420)	(1,199,420)
Other comprehensive loss:	—	—	(4,575)	—	(4,575)
— Fair value movements of available-for-sale financial assets, net of tax	—	—	(4,566)	—	(4,566)
— Other loss directly charged to reserves	—	—	(9)	—	(9)

Total comprehensive expense for the year ended 31 December 2008	—	—	(4,575)	(1,199,420)	(1,203,995)

At 31 December 2008	470,074	139,590	23,377	(2,076,013)	(1,442,972)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Group
		Statutory
		and		Retained
		discretionary		profits/
	Share	reserve	Capital	(accumulated
	premium	(Note (a))	surplus	losses)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2009	470,074	139,590	23,377	(2,076,013)	(1,442,972)
New shares issue (Note 37)	758,218	—	—	—	758,218
Loss attributable to equity holders of the Target Company	—	—	—	(270,547)	(270,547)
Other comprehensive income:	—	—	2,449	—	2,449
— Fair value movements of available- for-sale financial assets, net of tax	—	—	2,626	—	2,626
— Other income/(loss) directly charged to reserves	—	—	(177)	—	(177)

Total comprehensive income/(loss) for the six months ended 30 June 2009	—	—	2,449	(270,547)	(268,098)

At 30 June 2009	1,228,292	139,590	25,826	(2,346,560)	(952,852)

Unaudited
At 1 January 2008	470,074	139,590	27,952	(876,593)	(238,977)
Profit attributable to equity holders of the Target Company	—	—	—	33,571	33,571
Other comprehensive loss:	—	—	(4,976)	—	(4,976)
— Fair value movements of available- for-sale financial assets, net of tax	—	—	(4,486)	—	(4,486)
— Other loss directly charged to reserves	—	—	(490)	—	(490)

Total comprehensive (loss)/income for the six months ended 30 June 2008	—	—	(4,976)	33,571	28,595

At 30 June 2008	470,074	139,590	22,976	(843,022)	(210,382)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Company
		Statutory
		and		Retained
		discretionary		profits/
	Share	reserve	Capital	(accumulated
	premium	(Note (a))	surplus	losses)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2006	470,074	134,286	17,261	(286,208)	335,413
Profit for the year	—	—	—	64,885	64,885
Other comprehensive income:	—	—	2,344	—	2,344
— Fair value movements of available-for-sale financial assets, net of tax	—	—	1,805	—	1,805
— Other income directly charged to reserves	—	—	539	—	539

Total comprehensive income for the year ended 31 December 2006	—	—	2,344	64,885	67,229

Dividends paid	—	—	—	(32,445)	(32,445)
Appropriations to statutory and discretionary reserves	—	5,304	—	(5,304)	—

At 31 December 2006	470,074	139,590	19,605	(259,072)	370,197

At 1 January 2007	470,074	139,590	19,605	(259,072)	370,197
Loss for the year	—	—	—	(423,799)	(423,799)
Other comprehensive income:	—	—	2,581	—	2,581
— Fair value movements of available-for-sale financial assets, net of tax	—	—	2,180	—	2,180
— Other income directly charged to reserves	—	—	401	—	401

Total comprehensive income/(loss) for the year ended 31 December 2007	—	—	2,581	(423,799)	(421,218)

At 31 December 2007	470,074	139,590	22,186	(682,871)	(51,021)

At 1 January 2008	470,074	139,590	22,186	(682,871)	(51,021)
Loss for the year	—	—	—	(987,819)	(987,819)
Other comprehensive loss:	—	—	(3,430)	—	(3,430)
— Fair value movements of available-for-sale financial assets, net of tax	—	—	(3,431)	—	(3,431)
— Other income directly charged to reserves	—	—	1	—	1

Total comprehensive loss for the year ended 31 December 2008	—	—	(3,430)	(987,819)	(991,249)

At 31 December 2008	470,074	139,590	18,756	(1,670,690)	(1,042,270)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

	Target Company
		Statutory
		and		Retained
		discretionary		profits/
	Share	reserve	Capital	(accumulated
	premium	(Note (a))	surplus	losses)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2009	470,074	139,590	18,756	(1,670,690)	(1,042,270)
New share issue (Note 37)	758,218	—	—	—	758,218
Loss for the period	—	—	—	(11,853)	(11,853)
Other comprehensive income:	—	—	1,972	—	1,972
Fair value movements of available for sale investments	—	—	2,153	—	2,153
Other loss directly charge to reserve	—	—	(181)	—	(181)

Total comprehensive income/(loss) for the six months ended 30 June 2009	—	—	1,972	(11,853)	(9,881)

At 30 June 2009	1,228,292	139,590	20,728	(1,682,543)	(293,933)

Unaudited
At 1 January 2008	470,074	139,590	22,186	(682,871)	(51,021)
Profit for the period	—	—	—	82,370	82,370
Other comprehensive loss:	—	—	(4,485)	—	(4,485)
Fair value movements of available for sale investments	—	—	(4,485)	—	(4,485)

Total comprehensive (loss)/income for the six months ended 30 June 2008	—	—	(4,485)	82,370	77,885

At 30 June 2008	470,074	139,590	17,701	(600,501)	26,864

Note:

(a)	Statutory and Discretionary Reserves

In accordance with the PRC regulations and the Articles of Association of the companies within the Target Group, before distributing the net profit of each year, each of the companies registered in the PRC is required to set aside 10% of its statutory net profit for the year after offsetting any prior year’s losses as determined under Accounting Standards for Business Enterprises (2006) of the PRC (‘‘PRC GAAP’’) to the statutory common reserve fund. When the balance of such reserve reaches 50% of each company’s share capital, any further appropriation is optional. The statutory common reserve fund can be utilised to offset prior years’ losses or to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Target Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC GAAP, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

The Target Company made RMB 5,304,000 to discretionary common reserve fund in year ended 31 December 2006. No profit appropriation by the Target Company to the discretionary common reserve fund was made in the years ended 31 December 2007 and 2008 and the six months ended 30 June 2008 and 30 June 2009.

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

39.	NOTE TO CONSOLIDATED CASH FLOW STATEMENTS

(a)	Cash generated from operations

					Six months ended
		Year ended 31 December			30 June
		2006	2007	2008	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Profit/(loss) before income tax		16,120	(555,580)	(1,290,450)	(59,697)	(245,444)
Adjustments for:
Depreciation of property, plant and equipment		644,237	735,809	713,104	351,160	406,447
(Gains)/losses on disposals of property, plant and equipment		(20,223)	120,780	(14,877)	(123)	1,294
Share of results of associates		(5,831)	(6,265)	(8,087)	(5,007)	(4,447)
Share of results of jointly controlled entities		1,629	(3,799)	(1,245)	(440)	(2,943)
Amortisation of lease prepayments and intangible assets		10,105	11,105	13,167	6,336	8,069
Net foreign exchange gains		(135,888)	(272,440)	(280,705)	(291,806)	(3,793)
Loss/(gain) arising from fair value movements of derivative financial instrument		—	—	172,458	—	(114,421)
Consumption of flight equipment spare parts		92,999	124,011	150,911	75,633	82,370
Provision for impairment of trade and other receivables		3,948	13,599	1,449	—	2,407
Provision for frequent flyer programme		18,571	21,321	(15,242)	10,956	36,369
Provision for return condition checks for aircraft under operating leases		73,440	86,989	126,805	51,701	75,272
Provision for post-retirement benefit obligation		32,717	29,677	27,398	8,675	16,010
Interest income		(7,214)	(11,041)	(16,270)	(6,258)	(8,058)
Interest expenses		273,895	374,964	396,834	204,578	181,783
Loss on disposal of available-for-sale financial assets		—	(2,054)	6,099	—	—

Operating profit/(loss) before working capital changes		998,505	667,076	(18,651)	345,708	430,915

Changes in working capital
Flight equipment spare parts		(191,860)	(148,162)	(235,106)	(131,588)	(91,703)
Trade receivables		(163,346)	(230,381)	278,221	40,507	39,433
Amount due from related companies		(225)	(1,531)	(3,984)	14,683	2,805
Prepayments, deposits and other receivables		102,786	(232,838)	134,316	(74,333)	(123,429)
Sales in advance of carriage		18,151	34,384	46,312	7,951	(43,997)
Trade payables and notes payables		135,049	189,003	169,263	(74,911)	(61,230)
Amounts due to related companies		—	2,445	2,068	(2,445)	7,826
Other payables and accrued expenses		635,139	614,140	52,097	(330,263)	(100,009)
Other long-term liabilities		—	—	17,990	(37,218)	(2,669)
Payments for return condition checks for aircraft under operating leases		—	(27,240)	—	—	—
Post-retirement benefit obligations		(15,500)	(14,342)	(37,801)	(18,816)	(3,911)

Cash generated from operations		1,518,699	852,554	404,725	(260,725)	54,031

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(b)	Non-cash transactions

					Six months ended
		Year ended 31 December			30 June
		2006	2007	2008	2008	2009
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Unaudited)

Financing activities not affecting cash:
Finance lease obligations incurred for acquisition of aircraft		—	522,126	736,152	—	—

40.	COMMITMENTS

(a)	Capital commitments

The Target Group and the Target Company had the following capital commitments:

	Target Group and Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Authorised and contracted for:
— Aircraft, engines and flight equipment	11,062,187	10,453,109	8,719,934	8,130,733
— Other property, plant and equipment	92,161	68,533	32,116	—

	11,154,348	10,521,642	8,752,050	8,130,733
Authorised but not contracted for:
— Other property, plant and equipment	74,800	60,760	146,930	108,020

	11,229,148	10,582,402	8,898,980	8,238,753

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to adjustments based on future inflation increases built into the contracts and discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	Target Group and Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	1,194,338	1,133,524	1,533,090	1,852,686
In the second year	1,211,750	1,638,517	1,867,702	1,745,552
In the third year	1,607,061	1,996,140	1,722,215	1,946,547
In the fourth year	1,745,057	1,840,648	1,622,188	1,338,945
After the fourth year	5,303,981	3,844,280	1,974,739	1,247,003

	11,062,187	10,453,109	8,719,934	8,130,733

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(b)	Operating lease commitments

As at the balance sheet date, the Target Group and the Target Company had commitments under operating leases to pay future minimum lease rentals as follows:

	Target Group
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Aircraft, engines and flight equipment
Within one year	943,476	1,075,939	1,135,156	1,130,667
In the second year	850,292	1,041,870	1,110,454	1,087,212
In the third to fifth year inclusive	2,406,103	2,782,238	2,805,816	2,641,298
After the fifth year	1,683,051	1,924,848	1,760,655	1,383,994

	5,882,922	6,824,895	6,812,081	6,243,171

Land and buildings
Within one year	—	53,536	81,369	81,525
In the second year	—	81,369	81,525	81,525
In the third to fifth year inclusive	—	223,431	208,506	201,044
After the fifth year	—	1,527,936	1,461,335	1,428,035

	—	1,886,272	1,832,735	1,792,129

	5,882,922	8,711,167	8,644,816	8,035,300

	Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Aircraft, engines and flight equipment
Within one year	591,473	741,620	777,818	768,912
In the second year	580,759	736,641	764,959	755,517
In the third to fifth year inclusive	1,745,025	1,948,723	1,867,024	1,727,824
After the fifth year	1,216,972	1,168,256	1,022,697	785,930

	4,134,229	4,595,240	4,432,498	4,038,183

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

41.	RELATED PARTY TRANSACTIONS

Shanghai Alliance Investment Limited (‘‘Shanghai Alliance’’) is the single largest shareholder of the Target Company and owns approximately 29.64% of the Target Company’s shares as at 30 June 2009. Shanghai Alliance had owned 35.75% of the Target Company’s shares throughout the Relevant Periods until the completion of the Target Company’s new share issued to Jin Jiang International in June 2009 (Note 37), thereafter which Shanghai Alliance’s share percentage in the Target Company has been diluted to 29.64%. The aviation industry in the PRC is administrated by CAAC. Shanghai Alliance and the Target Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the ‘‘SOEs’’).

(a)	Related party transactions

The Target Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Target Group’s customers. Due to the large volume and the pervasiveness of these transactions, the Target Company’s management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The directors of the Target Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

During the Relevant Periods, the Target Group has entered the following major transactions with the related parties:

					Six months ended
		Year ended 31 December			30 June
		2006	2007	2008	2008	2009
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(unaudited)

With jointly controlled entity
Equipment manufacturing and maintenance	Shanghai Hute Aviation Tech. Co. Ltd	10,715	17,296	18,260	8,145	13,490

With CAAC and its affiliates:
Civil aviation infrastructure levies paid	CAAC	(183,320)	(220,252)	(235,739)	(114,881)	(130,468)
Aircraft insurance premiums paid/ payable through CAAC which entered into the insurance policy on behalf of the Target Group	CAAC	(39,026)	(42,445)	(32,714)	(15,483)	(15,210)

With other SOE
Take-off and landing fee charges	State-controlled airports	(655,958)	(755,028)	(828,494)	(392,137)	(463,495)
Purchase of aircraft fuel	State-controlled fuel suppliers	(2,339,314)	(2,742,042)	(3,681,050)	(1,564,395)	(1,134,289)
Interest income	State-controlled banks	7,125	10,473	15,638	6,015	7,909
Interest expense on loans	State-controlled banks	(251,210)	(361,391)	(395,733)	(200,410)	(213,695)
Purchase of food and beverages for passenger business	State-controlled enterprises	(106,498)	(98,294)	(110,035)	(50,687)	(59,099)

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(b)	Balances with related companies

(i)	Amounts due from/to related companies

Amounts due from/to related parties at balance sheet date are trade in nature, interest free and payable within normal credit terms given to trade customers/trade creditors.

(ii)	Amounts due from subsidiaries

Amounts due from subsidiaries are interests bearing at interest rates ranging from 5.51% to 5.56%, 5.51% to 6.50%, 5.51% to 7.10%, 5.13% to 5.58% per annum respectively for the years ended 31 December 2006, 2007, 2008 and six months ended 30 June 2009, all balances are repayable within one year.

In addition, as at 31 December 2006, 2007, 2008 and 30 June 2009, the Target Company provided guarantees to certain of its subsidiaries for borrowings of approximately RMB101 million, RMB142 million, RMB132 million, and RMB127 million respectively.

(iii)	State-controlled banks and other financial institutions

	Average interest rate
				As at
	As at 31 December			30 June
	2006	2007	2008	2009

Bank deposits (included in cash and cash equivalents)	0.7%	0.7%	0.4%	0.4%
Long-term bank borrowings	5.783%	5.724%	4.503%	3.571%

	Target Group
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Bank deposits (included in cash and cash equivalents)	599,549	908,346	1,031,909	1,915,132
Long-term bank borrowings	3,338,230	2,999,423	3,587,600	4,204,280

	Target Company
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Bank deposits (included in cash and cash equivalents)	286,972	354,788	412,673	1,449,274
Long-term bank borrowings	3,338,230	2,971,423	3,559,600	4,146,280

APPENDIX I	FINANCIAL INFORMATION OF SHANGHAI AIRLINES

(c)	Key management compensation

	Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Salaries, bonus, allowances and benefits	3,632	3,708	4,218	2,374	2,476

42.	POST BALANCE SHEET EVENTS

On 10 July 2009, the Target Company entered into an agreement with the Company in relation to a proposed absorption of the Target Company by the Company through share exchanges at the rate of 1.3 A Shares of the Company in exchange of 1 share of the Target Company (i.e. in aggregate a maximum of 1,694,838,860 A Shares of the Company in exchange of 1,303,722,200 shares of the Target Company). An extraordinary shareholders’ meeting will be convened to approve the proposed absorption (the ‘‘Absorption Proposal’’).

Upon full implementation of the terms of the Absorption Proposal, after the approvals by the shareholders of the Company and the Target Company, together with the requisite consents and approvals from the relevant government authorities have been obtained, all the assets, business, staff and rights of the Target Company, including but not limited to all operating licence, registration and filing and route operating rights, will be absorbed into and all the liabilities of the Target Company will be assumed by the Company or a wholly owned subsidiary of the Company to be used to absorb all the assets and assume all the liabilities of the Target Company.

III.	SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Target Company or any of its subsidiaries in respect of any period subsequent to 30 June 2009. No dividend or distribution has been declared, made or paid by the Target Company or any of its subsidiaries in respect of any period subsequent to 30 June 2009.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 August 2009

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

A.	SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the consolidated financial information of the Group for the three years ended 31 December 2006, 2007 and 2008, as extracted from the relevant annual reports of the Company which are not subject to any qualified opinion, and the unaudited condensed consolidated income statement data of the Group for the six months ended 30 June 2008 and 2009 as extracted from the interim result announcement of the Company for the six month ended 30 June 2009. The figures for the years ended 31 December 2006 and 2007 have been restated as a result of the changes of accounting policy for property, plant and equipment and the early adoption of IFRIC 13 ‘‘Customer loyalty programmes’’ in the year ended 31 December 2008.

Results
Expressed in RMB millions

				Six months ended
	Year ended 31 December			30 June
	2006	2007	2008	2008	2009
	(Restated)	(Restated)		(Unaudited)	(Unaudited)

Revenues	37,557	42,534	41,073	20,267	17,130

(Loss)/profit before tax	(3,338)	378	(15,256)	(107)	1,012
Income tax	163	(24)	(73)	(45)	16

(Loss)/profit for the year	(3,175)	354	(15,329)	(152)	1,028

Attributable to:
Equity holders of the Company	(3,035)	379	(15,269)	(175)	985
Minority interests	(140)	(25)	(60)	23	43

	(3,175)	354	(15,329)	(152)	1,028

Financial Position
Expressed in RMB millions

	As at 31 December			30 June
	2006	2007	2008	2009
	(Restated)	(Restated)		(Unaudited)

Total assets	60,739	67,741	73,052	72,840
Total liabilities	58,052	64,809	85,691	77,410

	2,687	2,933	(12,639)	(4,570)

Minority interests	649	572	458	501
Capital and reserves attributable to equity holders of the Company	2,038	2,361	(13,097)	(5,071)

	2,687	2,933	(12,639)	(4,570)

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

B.	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 2009

The following are the unaudited condensed consolidated interim financial information of the Group prepared under IFRS for the six months ended 30 June 2009 which are extracted from the interim result announcement of the Company.

Prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’)

Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 June 2009

		(Unaudited)
		Six months ended 30 June
			Restated
		2009	2008
	Note	RMB’000	RMB’000

Revenues	4	17,130,451	20,267,185
Other income	5	1,112,871	180,031
Other gains	5	—	220,498
Operating expenses
Aircraft fuel		(5,121,130)	(8,662,568)
Gain on fair value movements of fuel option contracts	6	2,793,718	451,043
Take-off and landing charges		(2,673,337)	(2,654,302)
Depreciation and amortisation		(2,529,044)	(2,292,718)
Wages, salaries and benefits		(2,270,011)	(2,028,985)
Aircraft maintenance		(1,209,545)	(1,081,840)
Food and beverages		(612,623)	(658,058)
Aircraft operating lease rentals		(1,267,175)	(1,362,399)
Other operating lease rentals		(191,595)	(167,780)
Selling and marketing expenses		(859,817)	(801,723)
Civil aviation infrastructure levies		(426,846)	(373,380)
Ground services and other charges		(130,777)	(78,549)
Office, administrative and other expenses		(1,718,508)	(1,945,791)
Total operating expenses		(16,216,690)	(21,657,050)

Operating profit/(loss)		2,026,632	(989,336)
Finance income	7	145,937	1,960,625
Finance costs	8	(1,130,929)	(1,130,898)
Share of results of associates		(37,397)	45,700
Share of results of jointly controlled entities		8,170	6,869

Profit/(loss) before income tax		1,012,413	(107,040)
Income tax	9	15,446	(44,664)

Profit/(loss) for the period		1,027,859	(151,704)

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

		(Unaudited)
		Six months ended 30 June
			Restated
		2009	2008
	Note	RMB’000	RMB’000

Other comprehensive income/(loss)
Fair value movements of available for sale investments held by associates		788	(19,196)
Cash flow hedges, net of tax		55,857	(22,900)
Other comprehensive income/(loss) for the period		56,645	(42,096)

Total comprehensive income/(loss) for the period		1,084,504	(193,800)

Profit/(loss) attributable to:
Equity holders of the Company		984,654	(175,318)
Minority interests		43,205	23,614

		1,027,859	(151,704)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company		1,041,299	(217,414)
Minority interests		43,205	23,614

		1,084,504	(193,800)

Earnings/(loss) per share attributable to the equity holders of the Company during the period
— Basic and diluted	10	RMB0.20	RMB(0.04)

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Condensed Consolidated Balance Sheet
As at 30 June 2009

		(Unaudited)	(Audited)
		30 June	31 December
		2009	2008
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets		116,402	164,851
Property, plant and equipment	13	53,351,228	52,678,473
Lease prepayments		983,767	996,521
Advanced payments on acquisition of aircraft	14	5,667,142	6,413,554
Investments in associates		703,710	980,319
Investments in jointly controlled entities		370,502	362,332
Available-for-sale financial assets		61,268	31,268
Other long-term assets		874,585	941,556
Deferred tax assets		110,475	81,947
Derivative assets		—	988
		62,239,079	62,651,809
Current assets
Flight equipment spare parts		918,384	871,364
Trade receivables	15	1,263,507	1,146,522
Amounts due from related companies		204,757	208,289
Prepayments, deposits and other receivables		3,954,369	4,126,219
Cash and cash equivalents		3,796,963	3,451,010
Derivative assets		208	123,010
Non-current assets held for sale		462,700	473,667
		10,600,888	10,400,081
Current liabilities
Sales in advance of carriage		1,119,648	1,013,878
Trade payables and notes payable	16	4,420,470	5,144,858
Amounts due to related companies		476,539	413,126
Other payables and accrued expenses		11,407,689	12,147,175
Current portion of obligations under finance leases	17	2,018,328	1,916,989
Current portion of borrowings	18	22,723,843	26,513,320
Income tax payable		22,285	39,002
Current portion of provision for return check conditions for aircraft under operating leases		333,547	213,830
Derivative liabilities		2,229,316	6,456,075
		44,751,665	53,858,253

Net current liabilities		(34,150,777)	(43,458,172)

Total assets less current liabilities		28,088,302	19,193,637

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

		(Unaudited)	(Audited)
		30 June	31 December
		2009	2008
	Note	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	17	18,379,006	18,891,910
Borrowings	18	9,851,317	8,588,052
Provision for return check conditions for aircraft under operating leases		1,344,391	1,320,188
Other long-term liabilities		1,264,318	1,320,759
Post-retirement benefit obligations		1,648,420	1,469,124
Deferred tax liabilities		41,139	57,589
Derivative liabilities		129,578	185,524
		32,658,169	31,833,146

Net liabilities		(4,569,867)	(12,639,509)

Equity
Capital and reserves attributable to the equity holders of the Company
— Share capital	19	7,741,700	4,866,950
— Reserves		(12,812,664)	(17,964,351)
		(5,070,964)	(13,097,401)
Minority interests		501,097	457,892

Total equity		(4,569,867)	(12,639,509)

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Condensed Consolidated Cash Flow Statement
For the six months ended 30 June 2009

	(Unaudited)
	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Net cash (outflow)/inflow from operating activities	(563,422)	1,215,900
Net cash outflow from investing activities	(1,840,210)	(2,990,581)
Net cash inflow from financing activities	2,746,009	4,772,018

Net increase in cash and cash equivalents	342,377	2,997,337
Cash and cash equivalents at 1 January	3,451,010	1,655,244
Exchange adjustments	3,576	(34,782)

Cash and cash equivalents at 30 June	3,796,963	4,617,799

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Condensed Consolidated Statement of Changes in Shareholders’ Equity
For the six months ended 30 June 2009

	Attributable to equity holders of the Company
		Other	Accumulated		Minority
	Share capital	reserves	losses	Subtotal	interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Six months ended 30 June 2009 (Unaudited)
Balance at 1 January 2009	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
Total comprehensive income for the period ended 30 June 2009	—	56,645	984,654	1,041,299	43,205	1,084,504
Issuance of new shares (Note 19)	2,874,750	4,110,388	—	6,985,138	—	6,985,138

Balance at 30 June 2009	7,741,700	4,284,944	(17,097,608)	(5,070,964)	501,097	(4,569,867)

Six months ended 30 June 2008
(Unaudited)
Balance at 1 January 2008 (restated, Note 3(b)(i))	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
Total comprehensive (loss)/income for the period ended 30 June 2008	—	(42,096)	(175,318)	(217,414)	23,614	(193,800)
Dividends paid to minority interests in subsidiaries	—	—	—	—	(51,700)	(51,700)

Balance at 30 June 2008	4,866,950	265,255	(2,989,048)	2,143,157	543,899	2,687,056

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Notes to the Condensed Consolidated Interim Financial Information

1.	Corporate Information

China Eastern Airlines Corporation Limited (the ‘‘Company’’), a joint stock company limited by shares was incorporated in the People’s Republic of China (the ‘‘PRC’’) on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the ‘‘Group’’) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (‘‘CEA Holding’’), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

This condensed consolidated interim financial information has not been audited.

2.	Basis of preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2009 (the ‘‘Current Period’’) has been prepared in accordance with International Accounting Standard (‘‘IAS’’) 34 ‘‘Interim Financial Reporting’’. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with IFRS.

In preparing the interim financial information, the Directors have given careful consideration to the going concern status of the Group in the context of the Group’s current working capital difficulties.

As at 30 June 2009, the Group’s accumulated losses were approximately RMB17.10 billion; its current liabilities exceeded its current assets by approximately RMB34.15 billion; and total liabilities exceeded total assets by approximately RMB4.57 billion.

Against this background, the Directors have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at 30 June 2009, the unutilised banking facilities available to the Group amounted to RMB48.79 billion. On 31 July 2009, a banking credit facility of RMB30 billion obtained by CEA Holding was granted to the Company (see Note 24(c) — ‘‘Post balance sheet events’’ for details). In addition, on 10 July 2009, a resolution to issue new shares to certain strategic investors for a total amount of RMB7 billion was passed by the Board and will be submitted for shareholders’ approval in the coming extraordinary general meeting (see Note 24(a) — ‘‘Post balance sheet events’’ for details).

With the additional credit facilities and proposed new share issue described in the preceding paragraph, and based on history of obtaining necessary financing and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that the financial information be prepared on a going concern basis and do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	Accounting policies

Except as described in note 3(a) below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2008, as described therein.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(a)	Standards, amendment and interpretations effective in 2009

The Group has adopted the following new standards and amendments to standards which are relevant to the Group’s operations and are mandatory for the financial year beginning 1 January 2009.

•
IAS 1 (revised), ‘‘Presentation of financial statements’’. The revised standard prohibits the presentation of items of income and expenses (that is ‘‘non-owner changes in equity’’) in the statement of changes in equity, requiring ‘‘non-owner changes in equity’’ to be presented separately from owner changes in equity. All ‘‘non-owner changes in equity’’ are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Group has elected to present one performance statement: the statement of comprehensive income. The interim financial information has been prepared in accordance with the revised disclosure requirements.

•
IFRS 8, ‘‘Operating segments’’. IFRS 8 replaces IAS 14, ‘‘Segment reporting’’. It requires a ‘‘management approach’’ under which segment information is presented on the same basis as that used for internal reporting purposes.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Board that makes strategic decisions. The interim financial information has been prepared in accordance with the revised disclosure requirements.

•
Amendment to IFRS 7, ‘‘Financial instruments: disclosures’’. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. It also requires entities to provide additional disclosures about the relative reliability of fair value measurements. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. Adoption of the amended standard does not have impact on the disclosure of this interim financial information but the Group will make the relevant additional disclosures, where appropriate, in its financial statements for the year ending 31 December 2009.

The Group has not early adopted new standards, amendments to standards and interpretations which have been issued but are not effective for 2009. The Group is assessing the impact of these new standards, amendments to standards and interpretations but is not yet in a position to state whether any substantial changes to the Group’s accounting policies or to the presentation of the financial statements will be required.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(b)	Comparatives

(i)	Changes of accounting policy in second half year of 2008 which were not reflected in the interim financial information for the six months ended 30 June 2008

In preparing the financial statements for the year ended 31 December 2008, the Group has made the following changes of accounting policy which were not reflected in the interim financial information for the six months ended 30 June 2008.

(1)
IFRIC 13, ‘‘Customer loyalty programmes’’ was early adopted by the Group in 2008. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Company operates a frequent-flyer programme called ‘‘Eastern Miles’’ (the ‘‘programme’’). Historically, the incremental cost of providing awards in exchange for redemption of miles earned by members was accrued as an operating cost and a liability in the balance sheet. After the adoption of IFRIC 13, revenue is allocated between the ticket sold and miles earned by members. The portion allocated to miles earned is deferred and recognised when the miles have been redeemed or have expired.

(2)
Under IFRS, the Company has the option to use the revaluation model or historical cost model to account for its property, plant and equipment (‘‘PP&E’’). Prior to 2008, the Company adopted the revaluation model in accordance with IAS 16 as a result of Chinese regulatory requirements to revalue PP&E in connection with its listing in 1997. In 2008, the Company changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model. The purposes of the change are set out in the notes to the financial statements for the year ended 31 December 2008.

The effect of the adoption of IFRIC 13 and change of accounting policy for PP&E on the consolidated interim financial information for the six months ended 30 June 2008 is set out below:
			Effect of
			change of
	2008 as	Effect of	accounting
	previously	adoption of	policy for	2008 as
	presented	IFRIC 13	PP&E	restated
	RMB’000	RMB’000	RMB’000	RMB’000

Impact on consolidated statement of comprehensive income
Consolidated loss for the period	(188,883)	(40,320)	77,499	(151,704)
Loss per share attributable to equity holders of The Company	RMB(0.04)	RMB(0.008)	RMB0.016	RMB(0.04)

Impact on consolidated balance sheet at 1 January 2008
Consolidated net assets	3,612,729	(345,115)	(335,058)	2,932,556
Capital and reserves attributable to the equity holders of the Company	3,027,763	(345,115)	(322,077)	2,360,571
Minority interests	584,966	—	(12,981)	571,985

The comparative of this financial information has been restated to reflect the effect of the above changes of accounting policy.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(ii)	Other reclassification

Where necessary, prior period amounts have been reclassified to conform to changes in presentation in the Current Period.

4.	Revenues and segment information

(a)	Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
		Restated
	2009	2008
	RMB’000	RMB’000

Revenues
— Passenger	15,024,026	16,806,864
— Cargo and mail	1,564,178	2,838,951
Ground service income	511,763	609,806
Cargo handling income	138,959	181,122
Commission income	89,112	91,761
Others	241,457	259,108

	17,569,495	20,787,612
Less: Business tax (Note)	(439,044)	(520,427)

	17,130,451	20,267,185

Note:
The Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to the PRC tax rules and regulations.

(b)	Segment information

The chief operating decision-maker has been identified as the Board. The Board reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The segment results for the six months ended 30 June 2009 are as follows:

	(Unaudited)
		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	15,312,411	858,126	—	16,170,537
Other revenues and operating income	740,273	411,826	110,230	1,262,329

Total segment revenue	16,052,684	1,269,952	110,230	17,432,866
Inter-segment revenue	(227,738)	—	(74,677)	(302,415)

Revenues	15,824,946	1,269,952	35,553	17,130,451

Operating profit/(loss) — segment results	2,243,816	(246,066)	28,882	2,026,632

The segment results for the six months ended 30 June 2008 are as follows:

	(Unaudited)
		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Restated
Traffic revenues	17,471,476	1,682,290	—	19,153,766
Other revenues and operating income	716,753	546,148	131,791	1,394,692

Total segment revenue	18,188,229	2,228,438	131,791	20,548,458
Inter-segment revenue	(204,678)	—	(76,595)	(281,273)

Revenues	17,983,551	2,228,438	55,196	20,267,185

Operating (loss)/profit — segment results	(1,248,089)	217,469	41,284	(989,336)

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analysed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (‘‘Hong Kong’’)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
		Restated
	2009	2008
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	11,819,726	11,413,140
Hong Kong	907,905	1,252,177
Japan	1,294,072	1,726,060
Other countries	3,108,748	5,875,808

Total	17,130,451	20,267,185

5.	Other income and other gains

	(Unaudited)
	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Other income
— Refund of civil aviation infrastructure levies (Note (a))	830,622	—
— Other government subsidies (Note (b))	282,249	180,031

	1,112,871	180,031

Other gains
— Gains on disposal of property, plant and equipment	—	220,498

	1,112,871	400,529

Note:

(a)
Pursuant to Cai Jian (2009) No. 4, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from 1 July 2008 to 30 June 2009 would be refunded. The amount for the Current Period represents the refunds of civil aviation infrastructure levies received and receivable by the Group.

(b)
Other government subsidies represent (i) subsidies granted by the local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

6.	Gain on fair value movements of fuel option contracts

In 2008, the Group entered into fuel hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The fuel hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

No fuel hedging contract was entered into by the Group for the Current Period, all the opened fuel hedging contracts as at 30 June 2009 are contracts entered into by the Group prior to 2009. None of the fuel hedging contracts entered into by the Group qualified for hedge accounting, the realised and unrealised mark to market gains/(losses) of the fuel hedging contracts during a period are recognised in the profit and loss accounts.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

7.	Finance income

	(Unaudited)
	Six months ended 30 June
		Restated
	2009	2008
	RMB’000	RMB’000

Exchange gains, net (Note)	16,425	1,891,422
Interest income	52,937	55,572
Gains/(losses) arising from fair value movements of forward foreign exchange
contracts	76,575	13,631

	145,937	1,960,625

Note:	The exchange gains primarily related to the retranslation of the Group’s foreign currency denominated borrowings and obligations under finance leases at period end rates.

8.	Finance costs

	(Unaudited)
	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Interest relating to obligations under finance leases	264,002	337,358
Interest on loans from banks, financial institutions and other payables	930,204	932,259
Losses arising from fair value movements of interest rate swaps	59,060	35,687

	1,253,266	1,305,304
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 14)	(122,337)	(174,406)

	1,130,929	1,130,898

Interest capitalised for the Current Period is based on average interest rate of 4.58% (2008: 5.82%) per annum.

9.	Income tax

Income tax is (credited)/charged to the consolidated statement of comprehensive income as follows:

	(Unaudited)
	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Provision for PRC income tax	29,532	46,103
Deferred taxation	(44,978)	(1,439)

	(15,446)	44,664

Prior to 2008, the Company and certain of its subsidiaries (the ‘‘Pudong Subsidiaries’’) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the ‘‘New CIT Law’’) which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to enjoy a transitional period to gradually increase the applicable corporate income tax rate to 25% in coming five years. For the year ending 31 December 2009, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries is 20% (2008: 18%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and being subject to the Hong Kong corporate income tax rate of 16.5% (2008: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2008: 25%) under the New CIT Law.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The Group operates international flights to overseas destinations. There was no material overseas taxation for the six months ended 30 June 2009, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

10.	Earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the unaudited consolidated profit attributable to equity holders of the Company of RMB984,654,000 (2008: loss of RMB175,318,000) and the weighted average number of shares of 4,954,304,000 (2008: 4,866,950,000) in issue during the period.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

11.	Dividend

The Board of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2009 (2008: Nil).

12.	Profit appropriation

No appropriation to the statutory reserves has been made during the six months ended 30 June 2009. Such appropriations will be made at year end in accordance with the PRC regulations and the Articles of Association of individual group companies.

13.	Property, plant and equipment

	(Unaudited)
	Six months ended 30 June 2009
	Aircraft,
	engines and
	flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2009	47,759,942	4,918,531	52,678,473
Transfers from advanced payments on acquisition of aircraft (Note 14)	1,009,795	—	1,009,795
Additions through sales and finance lease back	590,253	—	590,253
Other additions	1,870,709	262,521	2,133,230
Depreciation charged for the period	(2,211,713)	(249,770)	(2,461,483)
Disposals	(590,253)	(8,787)	(599,040)

Carrying amounts at 30 June 2009	48,428,733	4,922,495	53,351,228

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

		(Unaudited)
	Six months ended 30 June 2008
	Aircraft,
	engines and
	flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Restated
Carrying amounts at 1 January 2008	42,758,022	4,511,732	47,269,754
Transfers from advanced payments on acquisition of aircraft (Note 14)	883,151	—	883,151
Other additions	1,702,237	295,368	1,997,605
Depreciation charged for the period	(1,977,548)	(248,847)	(2,226,395)
Disposals	(78,920)	(31,636)	(110,556)

Carrying amounts at 30 June 2008	43,286,942	4,526,617	47,813,559

14.	Advanced payments on acquisition of aircraft

	(Unaudited)	(Unaudited)
	30 June	30 June
	2009	2008
	RMB’000	RMB’000

At beginning of period	6,413,554	6,695,573
Additions	141,046	3,439,877
Interest capitalised (Note 8)	122,337	174,406
Transfers to property, plant and equipment (Note 13)	(1,009,795)	(883,151)

At end of period	5,667,142	9,426,705

15.	Trade receivables

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

Within 90 days	1,233,809	1,088,951
91 to 180 days	11,541	24,282
181 to 365 days	17,212	30,451
Over 365 days	106,420	103,919

	1,368,982	1,247,603
Less: provision for impairment of receivables	(105,475)	(101,081)

Trade receivables	1,263,507	1,146,522

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

16.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

Within 90 days	2,537,978	3,310,710
91 to 180 days	1,483,059	1,249,400
181 to 365 days	126,822	267,785
Over 365 days	272,611	316,963

	4,420,470	5,144,858

17.	Obligations under finance leases

	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

Within one year	2,018,328	1,916,989
In the second year	2,116,774	2,016,172
In the third to fifth year inclusive	6,711,864	6,203,330
After the fifth year	9,550,368	10,672,408

Total	20,397,334	20,808,899
Less: amount repayable within one year	(2,018,328)	(1,916,989)

Long-term portion	18,379,006	18,891,910

18.	Borrowings

	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

Long-term bank borrowings
— Secured	4,997,694	4,483,950
— Unsecured	11,158,408	11,143,593

	16,156,102	15,627,543
Less: current portion	(6,304,785)	(7,039,491)

Non-current portion	9,851,317	8,588,052

Short-term bank borrowings	16,419,058	19,473,829

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

19.	Share capital

	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each

A Shares
— Listed shares with trading moratorium held by CEA Holding and employees (Note (b))	4,341,375	2,904,000
— Listed shares without trading moratorium	396,000	396,000
H Shares (Note (b))	3,004,325	1,566,950

	7,741,700	4,866,950

Notes:

(a)
Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the restricted shares, the listed A Shares and the listed H Shares are all registered ordinary shares and carry equal rights.

(b)
On 5 June 2009, China Securities Regulatory Commission (the ‘‘CSRC’’) approved the Company’s application for non-public issue of 1,437,375,000 A Shares at nominal value of RMB1.00 each. CEA Holding subscribed for all the shares under this issue and undertook that it would not transfer the subscribed A Shares within 36 months from the completion date of the issue. The issue price was RMB3.87 per share and the total proceed of RMB5,562,641,000 (the ‘‘Proceeds of A Shares’’) from the issue was received by the Company in June 2009 and verified by a PRC Certified Public Accountants firm.

On 19 May 2009, CSRC approved the Company’s application for additional issue of 1,437,375,000 H Shares at nominal value of RMB1.00 each. CES Global Holding (Hong Kong) Limited (‘‘CES Global’’), a wholly owned Hong Kong incorporated subsidiary of CEA Holding, subscribed for all the shares under this issue and undertook that it would not transfer the subscribed H Shares within 36 months from the completion date of the issue. The issue price was HKD1.13 per share and the total proceed of HKD1,630,342,000, equivalent to RMB1,437,375,000 (the ‘‘Proceeds of H Shares’’) from the issue was received by the Company in June 2009 and verified by a PRC Certified Public Accountants firm.

The total amount of the aforementioned Proceeds of A Shares and Proceeds of H Shares were RMB7,00,016,000, after deducting the share issue expenses of RMB14,878,000 for the share issues, the net proceeds raised from the above share issues amounted to RMB6,985,138,000, of which RMB2,874,750,000 is recorded as share capital and the remaining RMB4,110,388,000 is recorded as share premium.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

20.	Commitments

(a)	Capital commitments

The Group had the following capital commitments:
	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

Authorised and contracted for:
— Aircraft, engines and flight equipment	62,127,225	52,533,736
— Other property, plant and equipment	90,681	130,180

	62,217,906	52,663,916

Authorised but not contracted for:
— Other property, plant and equipment	4,200,991	5,235,712

	66,418,897	57,899,628

(b)	Operating lease commitments

The Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)		(Audited)
	30 June 2009		31 December 2008
	Aircraft,		Aircraft,
	engines and		engines and
	flight	Land and	flight	Land and
	equipment	buildings	equipment	buildings
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	2,430,019	255,483	2,671,355	202,540
In the second year	1,933,677	143,537	2,330,080	124,643
In the third to fifth year inclusive	4,100,844	337,770	4,598,624	325,423
After the fifth year	3,576,329	2,462,209	4,100,560	2,398,361

	12,040,869	3,198,999	13,700,619	3,050,967

21.	Related party transactions

The Group is controlled by CEA Holding, which owns approximately 74.64% of the Company’s shares as at 30 June 2009 (2008 : 59.67%). The aviation industry in the PRC is administrated by the CAAC. CEA Holding and accordingly the Group are ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the ‘‘SOEs’’).

(a)	Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group’s customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

During the Current Period, the Group has entered into the following major transactions with the related parties:

			(Unaudited)
			Six months ended
			30 June
Nature of transactions		Related party	2009	2008
			RMB’000	RMB’000

(i)	With CEA Holding or companies directly or indirectly held by CEA Holding:

	Interest income on deposits at an average rate of 0.36% (2008: 0.36%) per annum	Eastern Air Group Finance Co., Ltd (‘‘EAGF’’)*	11,282	11,965

	Interest expense on loans at rate of 4.61% (2008: 4.87%) per annum	EAGF*	124,334	11,978

	Entrusted short-term loan from CEA Holding through EAGF at interest rate of 4.37% per annum and repayable within 6 months	CEA Holding and EAGF*	5,550,000	—

	Automobile maintenance fee	CEA Development Co. Ltd	13,566	14,886

	Land and building rental	CEA Holding	27,570	27,700

	Handling charges of 0.1% to 2% for the purchase of aircraft, flight spare parts, other property, plant and flight equipment	Eastern Aviation Import & Export Co., Ltd (‘‘EAIEC’’)*	21,256	20,462

	Equipment manufacturing and maintenance	Shanghai Eastern Aviation Equipment Manufacturing Corporation	4,320	4,656

	Ticket reservation service charges for utilisation of computer reservation system	Travel Sky Technology Limited***	129,433	115,581

	Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd (‘‘Wheels & Brakes’’)**	29,808	29,296

		Shanghai Technologies Aerospace Co., Ltd (‘‘STA’’)**	59,808	50,664

	Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd (‘‘SEAC’’)***	115,534	77,078

		Qingdao Eastern Air Catering Investment Co., Ltd.***	12,287	13,104

		Xian Eastern Air Catering Investment Co., Ltd.***	18,529	18,300

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

			(Unaudited)
			Six months ended
			30 June
Nature of transactions		Related party	2009	2008
			RMB’000	RMB’000

		Yunnan Eastern Air Catering Investment Co., Ltd.***	8,246	20,038

	Advertising expense	Eastern Aviation Advertising Services Co., Ltd (‘‘CAASC’’)*	638	2,682

	Commission expense on air tickets sold on behalf of the Group	Shanghai Dongmei Aviation Travel Co., Ltd (‘‘SDATC’’)*	82	5,133

		Shanghai Tourism (HK) Co., Ltd***	52	2,370

(ii)	With CAAC and its affiliates:

	Civil aviation infrastructure levies paid	CAAC	426,846	373,380

	Aircraft insurance premium paid through CAAC which entered into the insurance policy on behalf of the Group	CAAC	67,569	77,311

(iii)	With other state-controlled enterprises:

	Take-off and landing fees charges	State-controlled airports	1,615,974	1,285,297

	Purchase of aircraft fuel	State-controlled fuel suppliers	4,462,944	6,353,798

	Interest income on deposits at an average rate of 0.36% (2008: 0.72%) per annum	State-controlled banks	15,795	8,081

	Interest expense on loans at an average rate of 5.40% (2008: 5.72%) per annum	State-controlled banks	706,357	827,886

	Commission expense on air tickets sold on behalf of the Group	Other PRC airlines	21,209	35,018

	Supply of food and beverages	Other state-controlled enterprises	226,160	198,353

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(b)	Balances with related parties

(i)	Amounts due from related companies

	(Unaudited)	(Audited)
	30 June	31 December
Company	2009	2008
	RMB’000	RMB’000

EAIEC*	189,017	181,788
Other related companies	15,740	26,501

	204,757	208,289

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
Company	RMB’000	RMB’000

EAIEC*	(365,001)	(241,560)
CEA Holding	(84,813)	(69,497)
SEAC***	(6,688)	(46,580)
Other related companies	(20,037)	(55,489)

	(476,539)	(413,126)

Except for amount due to CEA Holding, which is reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and short-term loans with EAGF, a 25% associate of the Group

	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

Included in ‘‘Prepayments, Deposits and Other Receivables’’ are short-term deposits with an average interest rate of 0.4% (2008: 0.4%) per annum	707,309	1,202,892

Included in ‘‘Borrowings’’ are short-term loans with an average interest rate of 4.4% (2008: 4.3%) per annum	945,151	295,181

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(iv)	State-controlled banks and other financial institutions

	(Unaudited)	(Audited)
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

Included in ‘‘Cash and Cash Equivalents’’ are bank deposits with an average interest rate of 0.4% (2008: 0.4%) per annum	2,612,384	1,762,245

Included in ‘‘Borrowings’’ are long-term loans with an average interest rate of 5.0% (2008: 5.3%) per annum	14,945,495	14,577,150

(c)	Guarantees by holding company

Certain unsecured bank borrowings of the Group totaling of RMB457 million (2008 : RMB357 million) were guaranteed by CEA Holding (Note 18). No bank borrowing of the Company was guaranteed by CEA Holding as at 30 June 2009 (2008 : Nil).

Notes:

*	EAGF is a 25% associate of the Group. SDATC is a 27.16% associate of the Group, CAASC and EAIEC are both 45% associates of the Group.

**	Wheels & Brakes and STA are 40% and 51% jointly controlled entities of the Group respectively.

***	These companies are related companies of the Group as they are either, directly or indirectly, controlled by, under the joint control or significant influence of CEA Holding.

22.	Seasonality

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

23.	Contingent liabilities

In 2005, the family members of certain victims in the aircraft (the aircraft was then owned and operated by China Eastern Air Yunnan Company) accident, which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenience for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiffs filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiffs filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiffs again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an opinion on 26 February 2009, dismissing the appeal of the plaintiffs and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People’s Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believes that even if there would be a negative outcome for this case, it will not have an adverse effect on the financial condition and results of operations of the Company.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

24.	Post balance sheet events

(a)	Specific mandates in relation to issuance of new A Shares and new H Shares

On 10 July 2009, the Board resolved to convene an extraordinary shareholders’ meeting and the class meetings of the holders of A Shares of the Company (‘‘A Shares’’) and H Shares of the Company (‘‘H Shares’’) respectively on 7 September 2009 for the grant of (i) an A Share Specific Mandate to the Board to issue not more than 1,350,000,000 new A Shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, at the subscription price of not less than RMB4.75 per A Share; and (ii) a H Share Specific Mandate to the Board to issue not more than 490,000,000 new H Shares to CES Global, at the subscription price of not less than HK$1.40 per H Share.

(b)	Proposed absorption of Shanghai Airlines through exchange of shares

On 10 July 2009, the Company entered into an agreement with Shanghai Airlines Co., Ltd (‘‘Shanghai Airlines’’) in relation to a proposed absorption of Shanghai Airlines through share exchanges at the rate of 1.3 A Shares in exchange of 1 share of Shanghai Airlines (i.e. in aggregate a maximum of 1,694,838,860 A Shares in exchange of 1,303,722,200 shares of Shanghai Airlines). A separate extraordinary shareholders’ meeting and respective class meetings will be convened to approve the proposed absorption (the ‘‘Absorption Proposal’’).

Upon full implementation of the terms of the Absorption Proposal, after the approvals by the shareholders of the Company and Shanghai Airlines, together with the requisite consents and approvals from the relevant government authorities has been obtained, all the assets, business, staff and rights of Shanghai Airlines, including but not limited to all operating licence, registration and filing and route operating rights, will be absorbed into and all the liabilities of Shanghai Airlines will be assumed by the Company or a wholly owned subsidiary of the Company to be used to absorb all the assets and assume all the liabilities of Shanghai Airlines.

(c)	Additional credit facilities

On 31 July 2009, the Company was granted by CEA Holding to use a four year credit facility of RMB30 billion that CEA Holding obtained from China Development Bank.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

C.	AUDITED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP FOR THE YEAR ENDED 31 DECEMBER 2008

Set out below are the audited consolidated financial statements and notes to the consolidated financial statements of the Group for the year ended 31 December 2008, which are extracted from pages 112 to 264 of the annual report of the Company for the year ended 31 December 2008.

Consolidated Income Statement
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2008

		2008	2007
	Note	RMB’000	RMB’000
			(Restated)
			(Note 2(b))

Revenues	5	41,072,557	42,533,893
Other operating income	6	405,163	487,562
Other gains	6	267,084	—

Operating expenses
Aircraft fuel		(18,488,242)	(15,117,147)
(Loss)/gain on fair value movements of financial derivatives	8	(6,400,992)	83,965
Take-off and landing charges		(5,279,590)	(5,174,183)
Depreciation and amortisation		(4,781,562)	(4,719,735)
Wages, salaries and benefits	9	(4,545,312)	(4,327,397)
Aircraft maintenance		(3,272,981)	(2,392,039)
Impairment losses	10	(2,976,678)	(227,456)
Food and beverages		(1,321,268)	(1,230,754)
Aircraft operating lease rentals		(2,734,802)	(2,850,873)
Other operating lease rentals		(369,236)	(292,844)
Selling and marketing expenses		(1,562,945)	(1,805,342)
Civil aviation infrastructure levies		(769,849)	(781,613)
Ground services and other charges		(268,873)	(224,466)
Office, administrative and other expenses		(4,055,679)	(3,833,938)
Total operating expenses		(56,828,009)	(42,893,822)

Operating (loss)/profit	11	(15,083,205)	127,633
Finance income	12	2,061,625	2,140,457
Finance costs	13	(2,328,147)	(1,978,550)
Share of results of associates	23	69,668	58,312
Share of results of jointly controlled entities	24	24,050	30,086

(Loss)/profit before income tax		(15,256,009)	377,938
Income tax	14	(73,916)	(23,763)

(Loss)/profit for the year		(15,329,925)	354,175

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

		2008	2007
	Note	RMB’000	RMB’000
			(Restated)
			(Note 2(b))

Attributable to:
Equity holders of the Company		(15,268,532)	378,568
Minority interests		(61,393)	(24,393)

		(15,329,925)	354,175

(Loss)/earnings per share attributable to the equity holders of the Company during the year
— basic and diluted	17	RMB(3.14)	RMB0.08

The notes on pages 121 to 264 are an integral part of these financial statements.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Consolidated Balance Sheet
(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2008

		2008	2007
	Note	RMB’000	RMB’000
			(Restated)
			(Note 2(b))

Non-current assets
Intangible assets	18	164,851	1,244,706
Property, plant and equipment	19	52,678,473	47,269,754
Lease prepayments	20	996,521	967,497
Advanced payments on acquisition of aircraft	21	6,413,554	6,695,573
Investments in associates	23	980,319	601,119
Investments in jointly controlled entities	24	362,332	336,966
Available-for-sale financial assets		31,268	53,236
Other long-term assets	25	941,556	660,751
Deferred tax assets	35	81,947	113,211
Derivative assets	38	988	6,077
		62,651,809	57,948,890
Current assets
Flight equipment spare parts		871,364	1,124,936
Trade receivables	26	1,146,522	2,096,007
Amounts due from related companies	44	208,289	65,455
Prepayments, deposits and other receivables	27	4,126,219	2,555,649
Cash and cash equivalents	28	3,451,010	1,655,244
Derivative assets	38	123,010	89,470
Non-current assets held for sale	41	473,667	2,205,450
		10,400,081	9,792,211
Current liabilities
Sales in advance of carriage		1,013,878	1,211,209
Trade payables and notes payable	29	5,144,858	3,137,880
Amounts due to related companies	44	413,126	671,593
Other payables and accrued expenses	30	12,147,175	9,591,245
Current portion of obligations under finance leases	31	1,916,989	2,545,223
Current portion of borrowings	32	26,513,320	18,494,521
Income tax payable		39,002	90,867
Current portion of provision for aircraft overhaul expenses	33	213,830	—
Derivative liabilities	38	6,456,075	20,238
Liabilities directly associated with non-current assets held for sale	41	—	127,239
		53,858,253	35,890,015

Net current liabilities		(43,458,172)	(26,097,804)

Total assets less current liabilities		19,193,637	31,851,086

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

		2008	2007
	Note	RMB’000	RMB’000
			(Restated)
			(Note 2(b))

Non-current liabilities
Obligations under finance leases	31	18,891,910	13,906,987
Borrowings	32	8,588,052	11,369,307
Provision for aircraft overhaul expenses	33	1,320,188	956,910
Other long-term liabilities	34	1,320,759	1,242,697
Deferred tax liabilities	35	57,589	50,369
Post-retirement benefit obligations	36(b)	1,469,124	1,370,702
Derivative liabilities	38	185,524	21,558
		31,833,146	28,918,530

Net (liabilities)/assets		(12,639,509)	2,932,556

Equity
Capital and reserves attributable to the equity holders of the Company
Share capital	39	4,866,950	4,866,950
Reserves	40	(17,964,351)	(2,506,379)
		(13,097,401)	2,360,571
Minority interests		457,892	571,985

Total equity		(12,639,509)	2,932,556

The notes on pages 121 to 264 are an integral part of these financial statements.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Company’s Balance Sheet
(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2008
		2008	2007
	Note	RMB’000	RMB’000
			(Restated)
			(Note 2(b))

Non-current assets
Intangible assets	18	164,579	939,674
Property, plant and equipment	19	44,512,840	38,580,747
Lease prepayments	20	420,272	425,136
Advanced payments on acquisition of aircraft	21	6,413,554	6,695,573
Investments in subsidiaries	22	2,523,715	2,473,716
Investments in associates	23	762,058	377,872
Investments in jointly controlled entities	24	301,802	301,802
Available-for-sale financial assets		15,520	37,487
Other long-term assets	25	765,351	498,849
Derivative assets	38	988	6,077
		55,880,679	50,336,933
Current assets
Flight equipment spare parts		707,587	864,204
Trade receivables	26	750,495	1,375,156
Amounts due from related companies	44	1,518,341	1,618,332
Prepayments, deposits and other receivables	27	3,706,776	2,150,609
Cash and cash equivalents	28	2,361,941	1,040,897
Derivative assets	38	123,010	89,470
Non-current assets held for sale	41	473,667	764,120
		9,641,817	7,902,788
Current liabilities
Sales in advance of carriage		1,013,878	1,211,209
Trade payables and notes payable	29	4,747,230	2,662,716
Amounts due to related companies	44	695,803	777,422
Other payables and accrued expenses	30	10,486,958	8,304,694
Current portion of obligations under finance leases	31	1,715,062	2,316,781
Current portion of borrowings	32	24,063,433	15,943,774
Current portion of provision for aircraft overhaul expenses	33	139,710	—
Derivative liabilities	38	6,456,075	20,238
Liabilities directly associated with non-current assets held for sale	41	—	127,239
		49,318,149	31,364,073

Net current liabilities		(39,676,332)	(23,461,285)

Total assets less current liabilities		16,204,347	26,875,648

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

		2008	2007
	Note	RMB’000	RMB’000
			(Restated)
			(Note 2(b))

Non-current liabilities
Obligations under finance leases	31	16,814,109	11,455,722
Borrowings	32	7,045,080	9,650,583
Provision for aircraft overhaul expenses	33	1,028,980	737,371
Other long-term liabilities	34	1,235,953	1,159,773
Post-retirement benefit obligations	36(b)	1,286,878	1,195,070
Derivative liabilities	38	185,524	21,558
		27,596,524	24,220,077

Net (liabilities)/assets		(11,392,177)	2,655,571

Equity
Capital and reserves attributable to the equity holders of the Company
Share capital	39	4,866,950	4,866,950
Reserves	40	(16,259,127)	(2,211,379)

Total equity		(11,392,177)	2,655,571

The notes on pages 121 to 264 are an integral part of these financial statements.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Consolidated Cash Flow Statement
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2008

		2008	2007
	Note	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	42(a)	2,942,466	3,142,834
Income tax paid		(86,931)	(62,549)
Net cash inflow from operating activities		2,855,535	3,080,285
Cash flows from investing activities
Additions of property, plant and equipment		(1,289,350)	(1,592,310)
Proceeds from disposal of property, plant and equipment		1,856,358	70,681
Acquisition of land use rights		(53,117)	—
Advanced payments on acquisition of aircraft		(3,603,824)	(3,737,079)
Refunds of advanced payments upon deliveries of aircraft		2,422,252	3,064,580
Repayment of other payables (instalment payment for acquisition of an airline business)		(30,000)	(30,000)
Interest received		90,635	96,849
Dividend received		29,679	22,367
Capital injections in a jointly controlled entity		—	(92,416)
Capital injections in associates		(384,186)	—
Proceeds from disposal of interest in an associate		3,698	—
Proceeds on disposal of available-for-sale financial assets		32,972	—
Proceeds from disposal of interest in a subsidiary		—	441,002
Net cash outflow from investing activities		(924,883)	(1,756,326)

Cash flows from financing activities
Proceeds from draw down of short-term bank loans		25,403,301	18,464,695
Repayments of short-term bank loans		(19,986,723)	(16,020,304)
Proceeds from draw down of long-term bank loans		4,748,071	3,383,349
Repayments of long-term bank loans		(3,922,593)	(2,985,480)
Principal repayments of finance lease obligations		(2,593,656)	(2,974,718)
Payments of restricted bank deposit		(1,365,116)	—
Interest paid		(2,741,980)	(2,240,721)
Refunds of deposits pledged for finance leases upon maturities		419,604	779,646
Dividends paid to minority shareholders of subsidiaries		(52,700)	(46,400)
Net cash outflow from financing activities		(91,792)	(1,639,933)

Net increase/(decrease) in cash and cash equivalents		1,838,860	(315,974)
Cash and cash equivalents at 1 January		1,655,244	1,987,486
Exchange adjustments		(43,094)	(16,268)

Cash and cash equivalents at 31 December		3,451,010	1,655,244

The notes on pages 121 to 264 are an integral part of these financial statements.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Consolidated Statement of Changes in Equity
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2008

	Attributable to equity holders of the Company
	Share	Other	Accumulated		Minority	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2007 as previously presented	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643
Effect of early adoption of IFRIC 13 (Note 2(b)(i))	—	—	(362,606)	(362,606)	—	(362,606)
Effect of change of accounting policy on property, plant and equipment (Note 2(b)(ii))	—	(490,688)	76,430	(414,258)	(12,981)	(427,239)

Balance at 1 January 2007 as restated	4,866,950	792,189	(3,621,106)	2,038,033	648,765	2,686,798

Cash flow hedges, net of tax	—	(78,197)	—	(78,197)	—	(78,197)
Fair value movements of available for sale investments held by associates (Note 23)	—	22,167	—	22,167	—	22,167

Net income recognised directly in equity	—	(56,030)	—	(56,030)	—	(56,030)
Profit/(loss) for the year	—	—	378,568	378,568	(24,393)	354,175

Total recognised income and expense for 2007	—	(56,030)	378,568	322,538	(24,393)	298,145

Dividend paid to minority interests in subsidiaries	—	—	—	—	(46,400)	(46,400)
Disposal of a subsidiary	—	—	—	—	(5,987)	(5,987)
Adjustment to statutory and discretionary reserves	—	(428,808)	428,808	—	—	—

	—	(428,808)	428,808	—	(52,387)	(52,387)

Balance at 31 December 2007	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556

Balance at 1 January 2008, as previously presented	4,866,950	798,039	(2,637,226)	3,027,763	584,966	3,612,729
Effect of early adoption of IFRIC 13 (Note 2(b)(i))	—	—	(345,115)	(345,115)	—	(345,115)
Effect of change of accounting policy on property, plant and equipment (Note 2(b)(ii))	—	(490,688)	168,611	(322,077)	(12,981)	(335,058)

Balance at 1 January 2008, as restated	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556

Cash flow hedges, net of tax	—	(170,360)	—	(170,360)	—	(170,360)
Fair value movements of available for sale investments held by associates (Note 23)	—	(19,080)	—	(19,080)	—	(19,080)

Net loss recognised directly in equity	—	(189,440)	—	(189,440)	—	(189,440)
Loss for the year	—	—	(15,268,532)	(15,268,532)	(61,393)	(15,329,925)

Total recognised income and expense for 2008	—	(189,440)	(15,268,532)	(15,457,972)	(61,393)	(15,519,365)

Dividend paid to minority interests in subsidiaries	—	—	—	—	(52,700)	(52,700)

	—	—	—	—	(52,700)	(52,700)

Balance at 31 December 2008	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
The notes on pages 121 to 264 are an integral part of these financial statements.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2008

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the ‘‘Company’’), a joint stock company limited by shares was incorporated in the People’s Republic of China (the ‘‘PRC’’) on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the ‘‘Group’’) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (‘‘CEA Holding’’), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

These financial statements have been approved for issue by the Board of Directors on 15 April 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

In preparing the financial statements, the directors have given careful consideration to the going concern status of the Group in the context of the Group’s current working capital difficulties.

The Group’s accumulated losses were approximately RMB18.08 billion as at 31 December 2008; its current liabilities exceeded its current assets by approximately RMB43.46 billion; and total liabilities exceeded total assets by approximately RMB12.64 billion.

Against this background, the directors have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. At 31 December 2008, the Group had total credit facilities of RMB13.5 billion from certain banks. Since 31 December 2008, the Company has successfully obtained additional credit facilities in an aggregate amount of RMB36 billion from certain banks and financial institutions (see Note 47 — ‘‘Post balance sheet events’’ for details). The directors believe that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. In addition, a resolution to issue additional shares to China Eastern Air Holding Company (‘‘CEA Holding’’), the Company’s shareholder, and CES Global Holding (Hong Kong) Limited (‘‘CES Global’’), a wholly-owned subsidiary of CEA Holding, for a total amount of RMB7 billion was approved in the extraordinary general meetings held on 26 February 2009 (see Note 47 — ‘‘Post balance sheet events’’ for details).

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

With the additional credit facilities and approved capital injection described in the preceding paragraph, and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board of Directors considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these financial statements should be prepared on a going concern basis and do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(i)	Standards, amendment and interpretations effective in 2008

•
IFRIC 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the Group’s financial statements, as the Group has a pension deficit and is not subject to any minimum funding requirements.

•
IFRIC 11, ‘IFRS 2 — Group and treasury share transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share- based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Group’s financial statements.

(ii)	Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group’s operations

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2009 or later periods, but the Group has not early adopted them:

•
IAS 1 (Revised), ‘Presentation of financial statements’ (effective from 1 January 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, ‘non- owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply IAS (Revised) from 1 January 2009. It is likely that both the consolidated income statement and statement of comprehensive income will be presented as performance statements.

•
IFRS 8, ‘Operating segments’ (effective from 1 January 2009). IFRS replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from 1 January 2009, The expected impact is still being assessed in detail by management.

•
IAS 27 (Revised) ‘‘Consolidated and Separate Financial Statements’’ (effective from annual period beginning on or after 1 July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply IAS 27 (Revised) from 1 January 2010.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

•
IFRS 3 (Revised) ‘‘Business Combinations’’ (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are ‘capable of being conducted’ rather than ‘are conducted and managed’. It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. All acquisition related cost should be expensed. The Group will apply IFRS 3 (Revised) prospectively to all business combinations from 1 January 2010.

•
IAS 36 (Amendment), ‘Impairment of assets’ (effective from 1 January 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from 1 January 2009.

•
IAS 38 (Amendment), ‘Intangible assets’ (effective from 1 January 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. A prepayment may only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group will apply the IAS 38 (Amendment) from 1 January 2009, but it is not expected to have any impact on the Group’s financial statements.

•
IAS 19 (Amendment), ‘Employee benefits’ (effective from 1 January 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation. The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation. The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37, ‘Provisions, contingent liabilities and contingent assets’, requires contingent liabilities to be disclosed, not recognised. IAS 19 has been amended to be consistent. The Group will apply the IAS 19 (Amendment) from 1 January 2009. The expected impact is still being assessed in detail by management.

•
IFRS 7 (Amendment), ‘Financial instruments: Disclosure’ (effective from 1 January 2009). The amendment forms part of the IASB’s response to the financial crisis aims at improving transparency and enhance accounting guidance. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The Group will apply the IFRS 7 (Amendment) and provide the required disclosure, where applicable, prospectively from 1 January 2009.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(b)	Changes of accounting policy

(i)	Early adoption of IFRIC 13, ‘Customer loyalty programmes’

IFRIC 13, ‘Customer loyalty programmes’ was early adopted by the Group in 2008. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Company operates a frequent-flyer programme called ‘‘Eastern Miles’’ (the ‘‘programme’’). Historically, the incremental cost of providing awards in exchange for redemption of miles earned by members was accrued as an operating cost and a liability in the balance sheet. After the adoption of IFRIC 13, revenue is allocated between the ticket sold and miles earned by members. The portion allocated to miles earned is deferred and recognised when the miles have been redeemed or have expired.

This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is set out in Note 2(b)(iii).

The Group’s consolidated loss for the year ended 31 December 2008 and consolidated net liabilities at 31 December 2008 would have decreased by RMB25 million and RMB320 million respectively if the previous policies had still been applied in 2008.

(ii)	Change of accounting policy for property, plant and equipment

Under IFRS, the Company has the option to use the revaluation model or historical cost model to account for its property, plant and equipment (‘‘PP&E’’). Previously, the Company adopted the revaluation model in accordance with IAS 16 as a result of Chinese regulatory requirements to revalue PP&E in connection with its listing in 1997. Under PRC Accounting Standards, the one time revaluation for listing purposes was treated as deemed cost and the historical cost model was adopted subsequent to the initial revaluation. In 2008, the Company changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model. Whilst this change was made primarily to increase the relevance of financial data to the users of the financial statements and for the reasons set out below, management also made reference to Interpretation 2 of Chinese Accounting Standards (‘‘CAS’’) issued by the Ministry of Finance in August 2008 which aims to drive the elimination of differences between IFRS and CAS. The change was made after taking into consideration the following factors:

•
the alignment of the Group’s accounting policy with industry peers — management considers that the historical cost model will improve comparability of certain financial performance data and results of operations of the Group with other airlines. Very few of the leading global airlines currently use the valuation model and valuation data is not generally used in airline industry analysis that is made available to stakeholders or internally by management.

•
increased comparability between finance and operating leased aircraft — depreciation cost of a finance leased aircraft is based on revalued amount whereas operating lease payments are based on cost and aircraft held under operating leases are not recognised as assets subject to valuation. Management therefore consider that the change to the cost model increases the level of consistency in accounting for aircraft which are not distinguished from an operational perspective.

•
the high degree of subjectivity and risk of cyclical volatility associated with external valuation and second hand aircraft fair values — the market value of second hand aircraft can be volatile and is influenced by transactions in global markets that may have little relevance to the operating environment in China. When purchasing or financing aircraft under finance leases, management intend to use these aircraft in the business for the remainder of their useful lives. Management do not believe that financial statements that reflect, often subjective, movements in second hand values provide meaningful information to investors.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is not considered material to the financial statements but is set out in Note 2(b)(iii).

The Group’s consolidated loss for the year ended 31 December 2008 and consolidated net liabilities at 31 December 2008 would have increased by RMB216 million and decreased by RMB119 million respectively if the previous policies had still been applied in 2008.

(iii)	Impact on prior year balances

			Effect of
			change of
	2007 as	Effect of	accounting
	previously	adoption of	policy for	2007 as
	presented	IFRIC 13	PP&E	restated
	RMB’000	RMB’000	RMB’000	RMB’000

Impact on consolidated income statements
Consolidated profit for the year	244,503	17,491	92,181	354,175
Earnings per share attributable to equity holders of the Company	RMB0.06	RMB0.003	RMB0.02	RMB0.08

Impact on consolidated balance sheet
Consolidated net assets	3,612,729	(345,115)	(335,058)	2,932,556
Capital and reserves attributable to the equity holders of the Company	3,027,763	(345,115)	(322,077)	2,360,571
Minority interests	584,966	—	(12,981)	571,985

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, including those acquired from holding companies. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii)	Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the consolidated income statement.

In the Company’s balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(n)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(iv)	Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group’s investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group’s share of its jointly controlled entities’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group’s share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company’s balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(d)	Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘‘functional currency’’). The financial statements are presented in Chinese Renminbi (‘‘RMB’’), which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

(f)	Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group’s activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)	Traffic revenue

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage (‘‘SIAC’’).

(ii)	Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in the income statement upon ticket sales.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(iii)	Other revenue

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognised when the services are rendered.

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

(g)	Government grants

Grants from the Government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(h)	Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(m)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

(i)	Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(j)	Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(k)	Current and deferred tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(l)	Intangible assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in ‘‘intangible assets’’. Goodwill on acquisition of associates and jointly controlled entities is included in ‘‘investments in associates’’ and ‘‘investments in jointly controlled entities’’ and is tested for impairment as part of the overall balances. Separately recognised goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii)	Sponsorship fees

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalised and are being amortised on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii)	Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 to 6 years. Costs associated with developing or maintaining computer software programmes are recognised as expense when incurred.

(m)	Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment	10 to 20 years
Buildings	15 to 35 years
Other property, plant and equipment	5 to 20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognised in the income statement.

Construction in progress represents buildings under construction and plant and equipment, being mainly flight simulators, pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(n)	Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(o)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(p)	Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

(q)	Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(r)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(s)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(t)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(v)	Leases

(i)	A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value.

(ii)	A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(w)	Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees’ expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(x)	Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, are accounted for as follows:

(i)
the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii)	the ineffective portion of any change in fair value is recognised in the income statement immediately.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(y)	Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non- trading purposes, are classified as available-for-sale financial assets and are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(z)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

(aa)	Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year. The major reclassifications for the 2007 comparative figures include reclassification of certain items in the consolidated cash flow statement between ‘‘financing activities’’ and ‘‘operating activities’’.

3.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage certain risk exposures.

Risk management is carried out by a central treasury department (the ‘‘Group Treasury’’) under policies approved by the Board of Directors. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

(i)	Foreign currency risk

Since 21 July 2005, the PRC government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (purchases and leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 38(b) to the financial statements.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The following table details the Group’s and the Company’s exposure at the balance sheet date to major currency risk.

	Group
	2008			2007
	USD	Euro	JPY	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	981,740	42,706	56,003	1,019,596	54,185	420,927
Cash and cash equivalents	494,249	126,695	37,657	736,951	92,205	70,996
Trade and other payables	(417,910)	(1,476)	(363)	(317,867)	(6,017)	(16)
Obligations under finance leases	(19,444,259)	—	(83,971)	(15,417,522)	—	(1,034,688)
Borrowings	(13,007,687)	(111,658)	—	(17,196,836)	(130,145)	—
Currency derivatives at notional value	825,170	—	—	241,052	—	—

Net balance sheet exposure	(30,568,697)	56,267	9,326	(30,934,626)	10,228	(542,781)

	Company
	2008			2007
	USD	Euro	JPY	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	898,975	24,620	55,929	876,175	2,366	419,604
Cash and cash equivalents	441,671	95,622	22,705	460,383	60,122	57,480
Trade and other payables	(414,591)	(1,021)	(363)	(315,576)	(5,833)	(16)
Obligations under finance leases	(17,164,531)	—	(83,971)	(12,737,815)	—	(1,034,688)
Borrowings	(12,734,767)	(111,658)	—	(16,874,186)	(130,145)	—
Currency derivatives at notional value	825,170	—	—	241,052	—	—

Net balance sheet exposure	(28,148,073)	7,563	(5,700)	(28,349,967)	(73,490)	(557,620)

The following table indicates the approximate change in the Group’s and the Company’s profit and loss and other components of consolidated equity in response to a 5% appreciation of the RMB against the following major currencies at the balance sheet date.

	Group
	2008		2007
		Effect		Effect
	Effect	on other	Effect	on other
	on profit	components	on profit	components
	and loss	of equity	and loss	of equity
	RMB’000	RMB’000	RMB’000	RMB’000

US dollars	1,495,352	34,364	1,555,851	1,228

Euro	(2,813)	—	(511)	—

Japanese Yen	(466)	—	27,139	—

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

	Company
	2008		2007
		Effect		Effect
	Effect	on other	Effect	on other
	on profit	components	on profit	components
	and loss	of equity	and loss	of equity
	RMB’000	RMB’000	RMB’000	RMB’000

US dollars	1,374,321	34,364	1,426,618	1,228

Euro	(378)	—	3,675	—

Japanese Yen	285	—	27,881	—

(ii)	Interest rate risk

The Group’s interest-rate risk primarily arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During 2008 and 2007, the Group’s borrowings at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 32 and 38(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The Group also entered certain interest rate swaps to swap fixed assets into variable rates.

The following table details the Group’s and the Company’s interest rate profile of the interest-bearing financial instruments at the balance sheet date.

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Floating rate instruments
Borrowings	(12,171,844)	(9,734,862)	(11,898,923)	(9,477,525)
Obligation under finance leases	(20,482,615)	(14,570,519)	(18,213,044)	(11,992,404)
Interest rate swaps at notional amount	2,165,429	3,342,023	2,165,429	3,342,023

	(30,489,030)	(20,963,358)	(27,946,538)	(18,127,906)

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Fixed rate instruments
Cash and cash equivalents	3,451,010	1,655,244	2,361,941	1,040,897
Borrowings	(22,929,528)	(20,128,966)	(19,209,590)	(16,116,832)
Obligation under finance leases	(326,284)	(1,881,691)	(316,127)	(1,780,598)
Interest rate swaps at notional amount	1,053,352	1,217,691	1,053,352	1,217,691

	(18,751,450)	(19,137,722)	(16,110,424)	(15,638,842)

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The following table indicates the approximate change in the Group’s and the Company’s profit and loss and other components of equity if interest rate had been 0.25% higher with all other variables held constant.
	2008		2007
		Effect		Effect
	Effect	on other	Effect	on other
	on profit	components	on profit	components
	and loss	of equity	and loss	of equity
	RMB’000	RMB’000	RMB’000	RMB’000

Floating rate instruments	(77,592)	10,299	(57,681)	27,872

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. Aircraft fuel accounts for 33% of the Group’s operating expenses (2007 : 35%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of fuel option contracts are disclosed in Note 38(c) to the financial statements.

For the year 2008, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of fuel option contracts), the Group’s fuel cost would have been RMB900 million higher/lower.

For the years ended, if fuel price had been 5% higher/lower with all other variables held constant, the impact on financial derivatives is shown below.

	2008		2007
	Effect	Effect on other	Effect	Effect on other
	on profit and loss RMB’000	components of equity RMB’000	on profit and loss RMB’000	components of equity RMB’000

Net increase in fuel price	497,879	—	8,766	—
Net decrease in fuel price	(500,690)	—	(17,531)	—

(iv)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to sales agents. The Group has a credit policy in place to monitor the exposures to these credit risks on an on- going basis.

The Group has policies in place to ensure that sales of blank tickets are only made available to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which impose requirements on the credit standing.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlements Plan (‘‘BSP’’), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB515 million as at 31 December 2008 (2007 : RMB896 million).

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables are set out in Note 26.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 44(b)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

(v)	Liquidity risk

The Group’s primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at 31 December 2008, the Group’s net current liabilities amounted to RMB43,458 million (2007 : RMB26,098 million). For the year ended 31 December 2008, the Group recorded a net cash inflow from operating activities of RMB2,856 million (2007 : inflow RMB3,080 million), a net cash outflow from investing activities and financing activities of RMB1,017 million (2007 : outflow RMB3,396 million), and an increase in cash and cash equivalents of RMB1,796 million (2007 : decrease RMB332 million).

The Directors of Company believe that cash from operations and short and long term bank borrowings will be sufficient to meet the Group’s operating cashflow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Notes 2(a) and 47).

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Management monitors rolling forecasts of the Group’s liquidity reserves on the basis of expected cash flows:

The table below analysis the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Group
	Less than	Between 1	Between 2	Over
	1 year	and 2 years	and 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2008
Borrowings	27,785,310	4,515,962	3,969,413	846,074
Derivative financial instruments	6,456,075	15,448	19,416	150,660
Obligations under finance leases	2,765,969	2,704,499	7,805,669	11,868,053
Trade and other payables	16,561,603	—	320,354	410,076

Total	53,568,957	7,235,909	12,114,852	13,274,863

At 31 December 2007
Borrowings	18,494,521	5,927,098	4,216,517	1,225,692
Derivative financial instruments	20,238	441	5,120	15,997
Obligations under finance leases	2,545,223	1,567,253	4,205,352	8,134,382
Trade and other payables	12,075,177	—	339,064	314,884

Total	33,135,159	7,494,792	8,766,053	9,690,955

	Company
	Less than	Between 1	Between 2	Over
	1 year	and 2 years	and 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2008
Borrowings	25,146,504	3,849,229	3,156,324	530,386
Derivative financial instruments	6,456,075	15,448	19,416	150,660
Obligations under finance leases	2,458,559	2,400,584	6,892,822	10,534,868
Trade and other payables	14,594,713	—	229,399	410,076

Total	48,655,851	6,265,261	10,297,961	11,625,990

At 31 December 2007
Borrowings	15,943,774	5,515,186	3,266,554	868,843
Derivative financial instruments	20,238	441	5,120	15,997
Obligations under finance leases	2,316,781	1,342,166	3,494,960	6,618,596
Trade and other payables	10,384,462	—	268,064	314,884

Total	28,665,255	6,857,793	7,034,698	7,818,320

(b)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios at 31 December 2008 and 2007 were as follows:

	2008	2007
	RMB’000	RMB’000

Total borrowings	35,101,372	29,863,828
Less: Cash and cash equivalents	(3,451,010)	(1,655,244)

Net debt	31,650,362	28,208,584
Total equity	(12,639,509)	2,932,556

Total capital	19,010,853	31,141,140

Gearing ratio	1.66	0.91

(c)	Fair value estimation of financial assets and liabilities

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current asking price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of fuel option contracts is determined by reference to mark-to-market values provided by counterparties and independent third parties applying appropriate option valuation models.

The fair values of other long-term receivables are based on cash flows discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments (Notes 31 and 32).

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(n) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management and the key assumption which are disclosed in Note 18(a).

(b)	Revenue recognition

The Group recognises passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(f) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management annually evaluates the balance in the Sales in advance of carriage account (‘‘SIAC’’) and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(c)	Frequent flyer programme

The Company operates a frequent flyer programme called ‘‘Eastern Miles’’ that provides travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits. Any remaining unutilised benefits are recognised as deferred revenue.

(d)	Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and materially impact the results of operations.

(e)	Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(f)	Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees’ service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the financial statements.

(g)	Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(k) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Group
	2008	2007
	RMB’000	RMB’000

Revenues
Traffic revenues
— Passenger	34,221,555	36,077,309
— Cargo and mail	5,465,784	5,633,117
Ground service income	1,279,444	1,001,809
Cargo handling income	345,048	364,638
Commission income	187,073	156,713
Others	464,717	393,166

	41,963,621	43,626,752
Less: Business tax (Note)	(891,064)	(1,092,859)

	41,072,557	42,533,893

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the People’s Republic of China (‘‘PRC’’) business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

6.	OTHER OPERATING INCOME AND OTHER GAINS

	Group
	2008	2007
	RMB’000	RMB’000

Other operating income
— Government subsidies (Note (a))	405,163	487,562

Other gains
— Gains on disposal of property, plant and equipment (Note (b))	267,084	—

Note:

(a)
The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

(b)
The gains on disposal of property, plant and equipment represent (i) the gain arising from the sales of certain cargo freighters and engines which were leased back under operating lease and (ii) the disposal of certain aircraft recorded in ‘‘non-current assets held for sale’’ in 2007.

7.	SEGMENT INFORMATION

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

(a)	Primary reporting format by business segment

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers are transactions that are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The segment results for the year ended 31 December 2008 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	35,527,984	3,316,285	—	38,844,269
Other revenues and operating income	1,476,812	1,092,067	257,033	2,825,912

Total segment revenue	37,004,796	4,408,352	257,033	41,670,181
Inter-segment revenue	(426,411)	—	(171,213)	(597,624)

Revenues	36,578,385	4,408,352	85,820	41,072,557

Operating (loss)/profit — segment results	(15,148,592)	(4,392)	69,779	(15,083,205)
Finance income	1,960,490	100,781	354	2,061,625
Finance costs	(2,156,695)	(146,944)	(24,508)	(2,328,147)
Share of results of associates	—	—	69,668	69,668
Share of results of jointly controlled entities	—	—	24,050	24,050

(Loss)/profit before income tax	(15,344,797)	(50,555)	139,343	(15,256,009)
Income tax	10,217	(73,952)	(10,181)	(73,916)

(Loss)/profit for the year	(15,334,580)	(124,507)	129,162	(15,329,925)

Other segment items included in the consolidated income statement for the year ended 31 December 2008 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	4,052,309	427,620	60,600	4,540,529
Amortisation	229,350	11,097	586	241,033
Impairment losses	2,833,565	143,113	—	2,976,678

The segment assets and liabilities at 31 December 2008 and capital expenditure for the year then ended are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	66,377,081	4,160,865	1,171,293	71,709,239
Investments in associates	—	—	980,319	980,319
Investments in jointly controlled entities	—	—	362,332	362,332

Total assets	66,377,081	4,160,865	2,513,944	73,051,890

Segment liabilities	(81,763,440)	(3,415,065)	(512,894)	(85,691,399)

Capital expenditure (Notes 18, 19, 20 and 21)	11,332,697	177,589	20,513	11,530,799

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The segment results for the year ended 31 December 2007 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	37,550,127	3,113,488	—	40,663,615
Other revenues and operating income	1,208,760	900,529	208,456	2,317,745

Total segment revenue	38,758,887	4,014,017	208,456	42,981,360
Inter-segment revenue	(348,643)	—	(98,824)	(447,467)

Revenues	38,410,244	4,014,017	109,632	42,533,893

Operating (loss)/profit — segment results	(93,051)	181,823	38,861	127,633
Finance income	2,055,187	84,481	789	2,140,457
Finance costs	(1,799,454)	(164,685)	(14,411)	(1,978,550)
Share of results of associates	—	—	58,312	58,312
Share of results of jointly controlled entities	—	—	30,086	30,086

Profit before income tax	162,682	101,619	113,637	377,938
Income tax	38,835	(58,123)	(4,475)	(23,763)

Profit for the year	201,517	43,496	109,162	354,175

Other segment items included in the income statement for the year ended 31 December 2007 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,899,072	646,364	42,749	4,588,185
Amortisation	119,913	11,051	586	131,550
Impairment loss	227,456	—	—	227,456

The segment assets and liabilities at 31 December 2007 and capital expenditure for the year then ended are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	60,390,659	5,286,774	1,125,583	66,803,016
Investments in associates	—	—	601,119	601,119
Investments in jointly controlled entities	—	—	336,966	336,966

Total assets	60,390,659	5,286,774	2,063,668	67,741,101

Segment liabilities	(60,129,187)	(4,196,729)	(482,629)	(64,808,545)

Capital expenditure (Notes 18, 19, 20 and 21)	11,807,855	788,078	212,607	12,808,540

(b)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The Group’s revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (‘‘Hong Kong’’)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	Group
	2008 RMB’000	2007 RMB’000

Domestic (the PRC, excluding Hong Kong)	24,333,387	24,133,540
Hong Kong	2,474,088	2,694,857
Japan	3,512,222	3,643,244
Other countries	10,752,860	12,062,252

Total	41,072,557	42,533,893

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

8.	(LOSS)/GAIN ON FINANCIAL DERIVATIVES

	Group
	2008 RMB’000	2007 RMB’000

(Loss)/gain arising from fair value movements of financial derivatives
— Fuel option contracts (Note 38(c))	(6,255,791)	96,576
— Interest rate swaps (Note 38(a))	(49,535)	(8,824)
— Forward foreign exchange contracts (Note 38(b))	(95,666)	(3,787)

	(6,400,992)	83,965

9.	WAGES, SALARIES AND BENEFITS

	Group
	2008 RMB’000	2007 RMB’000

Wages, salaries, bonus and allowances	3,259,465	3,198,734
Employee welfare and benefits	227,206	246,626
Defined contribution retirement schemes (Note 36(a))	452,879	373,253
Post-retirement benefits (Note 37(b))	200,603	170,670
Staff housing fund (Note 37(a))	281,776	285,000
Staff housing allowance (Note 37(b))	123,383	53,114

	4,545,312	4,327,397

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(a)	Emoluments of directors, supervisors and senior management

Details of the emoluments paid to the Company’s Directors, supervisors and senior management are as follows:
	2008
	Salaries and
	allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	—	—	—
Ma Xulun*	—	—	—
Li Fenghua*	—	—	—
Luo Chaogeng*	—	—	—
Cao Jianxiong*	—	—	—
Li Jun*	—	—	—
Luo Zhuping	173	—	173
Independent non-executive Directors
Hu Honggao	120	—	120
Peter Lok	117	—	117
Wu Baiwang	120	—	120
Zhou Ruijin	120	—	120
Xie Rong	120	—	120
Supervisors	—	—	—
Liu Jiangbo*	—	—	—
Xu Zhao*	—	—	—
Yang Jie	45	—	45
Wang Taoying	162	—	162
Liu Jiashun*	—	—	—
Vice executive Directors
Zhang Jianzhong	203	—	203
Li Yangmin	188	—	188
Fan Ru	654	—	654
Finance controller
Luo Weide	189	—	189

Total	2,211	—	2,211

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

	2007
	Salaries and
	allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Li Fenghua*	—	—	—
Luo Chaogeng*	—	—	—
Cao Jianxiong*	—	—	—
Li Jun*	—	—	—
Luo Zhuping	187	—	187
Independent non-executive Directors
Hu Honggao	120	—	120
Peter Lok	117	—	117
Wu Baiwang	120	—	120
Zhou Ruijin	120	—	120
Xie Rong	120	—	120
Supervisors
Liu Jiangbo*	—	—	—
Xu Zhao*	—	—	—
Yang Jie	144	—	144
Wang Taoying	169	—	169
Liu Jiashun*	—	—	—
Vice executive Directors
Zhang Jianzhong	220	—	220
Li Yangmin	202	—	202
Fan Ru	676	—	676
Finance controller
Luo Weide	207	—	207

Total	2,402	—	2,402

*
Certain directors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

During the year ended 31 December 2008, no Directors and supervisors waived their emoluments (2007 : Nil).

(b)	Five highest paid individuals

One of the vice executive Directors, whose emoluments are reflected in the above analysis was among the five highest paid individuals in the Group for 2008. The emoluments payable to the remaining four (2007 : four) highest paid individuals are as follows:
	Group
	2008	2007
	RMB’000	RMB’000

Wages, salaries, bonus and allowances	2,505	2,430

The emoluments fell within the following band:

	Number of individuals
	2008	2007

Below HK$1,000,000	5	4

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

During the year ended 31 December 2008, no emoluments were paid by the Group to the Directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2007 : Nil).

10.	IMPAIRMENT LOSSES

	Group
	2008 RMB’000	2007 RMB’000

Goodwill impairment (Note (a))	993,143	—
Impairment charge on property, plant and equipment (Note (b))	1,441,904	—
Impairment charge on non-current assets held for sale (Note (c))	235,273	130,921
Other impairment charge	306,358	96,535

	2,976,678	227,456

Note:

(a)
For the year ended 31 December 2008, the Group recognised an impairment charge of RMB993 million against goodwill which had previously been recognised in connection with the Group’s acquisition of Yunnan Airline, Xibei Airline and Wuhan Airline (Note 18).

(b)
In view of the decline in demand on the air transportation market under the current economic environment, the Group performed an impairment test on property, plant and equipment (‘‘PP&E’’) as at 31 December 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft model and the related equipment which reflects their relatively lower operation efficiency and which management intend to retire in the near future. In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values (Note 19).

(c)
After assessing the fair value less costs to sell as at the balance sheet date which was primarily determined by reference to estimated market value, an additional impairment loss of RMB235 million was made against certain aircraft and related flight equipment which have been classified as ‘‘non-current assets held for sale’’ (Note 41).

11.	OPERATING (LOSS)/PROFIT

Operating (loss)/profit is stated after crediting and charging the following items:
		Group
	Note	2008 RMB’000	2007 RMB’000

Crediting:
Gain on disposals of property, plant and equipment	6	267,084	—
Charging:
Amortisation of intangible assets	18	110,151	106,703
Depreciation of property, plant and equipment
— leased	19	1,913,877	1,868,481
— owned	19	2,626,652	2,719,704
Amortisation of lease prepayments	20	25,940	24,847
Consumption of flight equipment spare parts		476,282	468,888
Provision for impairment of trade and other receivables		34,760	10,481
Auditors’ remuneration		18,000	18,439

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

12.	FINANCE INCOME

	Group
	2008	2007
	RMB’000	RMB’000

Exchange gains, net (Note)	1,957,591	2,023,032
Interest income	89,275	96,849
Actual settled gains on financial instruments
— forward foreign exchange contracts	14,759	20,576

	2,061,625	2,140,457

Note:

The exchange gain for the year ended 31 December 2008 primarily relates to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

13.	FINANCE COSTS

	Group
	2008 RMB’000	2007 RMB’000

Interest relating to obligations under finance leases	651,121	731,885
Interest on loans from banks and financial institutions	1,945,212	1,629,090
Interest relating to notes payable	84,050	72,779
Interest relating to long-term payables	—	3,406
Actual settled gains on financial instruments
— Interest rate swaps (Note 38(a))	(10,083)	(59,111)

	2,670,300	2,378,049
Less: Amounts capitalised into advanced payments on acquisition of aircraft (Note 21)	(342,153)	(399,499)

	2,328,147	1,978,550

14.	INCOME TAX

Income tax charged/(credited) to the consolidated income statement is as follows:

	Group
	2008	2007
	RMB’000	RMB’000

Provision for PRC income tax	35,432	72,918
Deferred taxation (Note 35)	38,484	(49,155)

	73,916	23,763

Prior to 2008, the Company and certain of its subsidiaries (the ‘‘Pudong Subsidiaries’’) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the ‘‘New CIT Law’’) which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to enjoy a transitional period to gradually increase the applicable corporate income tax rate to 25% in coming five years. For the year ended 31 December 2008, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries is 18%. Other subsidiaries of the Company, except for those incorporated in Hong Kong and being subject to the Hong Kong corporate income tax rate of 16.5%, are generally subject to the PRC standard corporate tax rate of 25% under the New CIT Law.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group
	2008 RMB’000	2007 RMB’000

(Loss)/ profit before income tax	(15,256,009)	377,938
Adjusted by:
Share of result of associates and jointly controlled entities	(93,718)	(88,398)

	(15,349,727)	289,540

Tax calculated at enacted tax rate of 18% (2007 : 15%)	(2,762,951)	43,431
Effect attributable to subsidiaries charged at tax rates of 16.5% or 25% (2007: 17.5% or 33%)	(67,505)	(49,578)
Expenses not deductible for tax purposes	6,462	12,031
Effect of tax rate change on deferred tax	—	24,289
Utilisation of previously unrecognised tax losses	—	(157,531)
Written off of deferred tax asset recognised by a subsidiary in prior year	34,773	—
Unrecognised tax losses for the year	1,093,350	54,647
Unrecognised temporary differences for the year	1,769,787	96,474

Tax charge	73,916	23,763

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2008, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

15.	DIVIDEND

No dividend was paid during both 2008 and 2007.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended 31 December 2008.

16.	(LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB13,877 million (2007 : profit of RMB505 million).

17.	(LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share is based on the loss attributable to equity holders of the Company of RMB15,269 million (2007 : a profit of RMB379 million) and the weighted average number of shares of 4,866,950,000 (2007 : 4,866,950,000) in issue during the year.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

18.	INTANGIBLE ASSETS

	Group
	Goodwill	Sponsorship	Computer
	(Note (a))	fee (Note (b))	software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2007	993,143	320,000	118,573	1,431,716
Other additions	—	—	15,283	15,283
Disposals	—	—	(1,715)	(1,715)

At 31 December 2007	993,143	320,000	132,141	1,445,284

At 1 January 2008	993,143	320,000	132,141	1,445,284
Other additions	—	—	23,439	23,439

At 31 December 2008	993,143	320,000	155,580	1,468,723

Accumulated amortisation
At 1 January 2007	—	52,870	41,292	94,162
Charge for the year	—	82,194	24,509	106,703
Disposals	—	—	(287)	(287)

At 31 December 2007	—	135,064	65,514	200,578

At 1 January 2008	—	135,064	65,514	200,578
Charge for the year	—	82,194	27,957	110,151

At 31 December 2008	—	217,258	93,471	310,729

Impairment
At 1 January 2008	—	—	—	—
Charge for the year	993,143	—	—	993,143

At 31 December 2008	993,143	—	—	993,143

Net book amount
At 31 December 2007	993,143	184,936	66,627	1,244,706

At 31 December 2008	—	102,742	62,109	164,851

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

	Company
	Goodwill	Sponsorship	Computer
	(Note (a))	fee (Note (b))	software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2007	688,311	320,000	117,389	1,125,700
Other additions	—	—	15,071	15,071
Disposals	—	—	(1,715)	(1,715)

At 31 December 2007	688,311	320,000	130,745	1,139,056

At 1 January 2008	688,311	320,000	130,745	1,139,056
Other additions	—	—	23,321	23,321

At 31 December 2008	688,311	320,000	154,066	1,162,377

Accumulated amortisation
At 1 January 2007	—	52,870	40,151	93,021
Charge for the year	—	82,194	24,454	106,648
Disposals	—	—	(287)	(287)

At 31 December 2007	—	135,064	64,318	199,382

At 1 January 2008	—	135,064	64,318	199,382
Charge for the year	—	82,194	27,911	110,105

At 31 December 2008	—	217,258	92,229	309,487

Impairment
At 1 January 2008	—	—	—	—
Charge for the year	688,311	—	—	688,311

At 31 December 2008	688,311	—	—	688,311

Net book amount
At 31 December 2007	688,311	184,936	66,427	939,674

At 31 December 2008	—	102,742	61,837	164,579

Notes:

(a)	Impairment tests for goodwill

The Group operates in two cash-generating units (‘‘CGU’’) which are passenger (including cargo carried by passenger flights) and cargo and logistics.

For the year ended 31 December 2008, the Group and the Company recognised impairment charge of RMB993 million and RMB688 million respectively, against goodwill which had previously been recognised in connection with the acquisition of Yunnan Airline, Xibei Airline and Wuhan Airline within the passenger CGU. The impairment charge recognised represents the amount by which the CGU’s carrying amount exceeds its recoverable amount.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management.

Key assumptions used for cash flow projections are as following:

— Passenger yield growth rate	0% to 4.5%
— Passenger load factor	63% to 80%
— Aircraft daily utilization (hours per day)	5.4 to 11.4
— Discount rate	10%

Management determined budgeted passenger yield increase rate, load factor and aircraft daily utilization based on past performance and its expectations for market development. The discount rate used is pre-tax and reflects specific risks relating to the Group’s business.

(b)	Sponsorship fees

In March 2006, the Company entered into an agreement (the ‘‘Sponsorship Agreement’’) with the Bureau of 2010 Expo Shanghai (the ‘‘Bureau’’) which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group’s products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by instalments, the remaining RMB160 million would be settled by value-in-kind services (‘‘VIK’’) (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognised and amortised on straight-line basis over the period from the effective date of the Sponsorship Agreement to the completion of the Expo. The outstanding sponsorship fee of RMB178 million (2007 : 233 million) has been recognised as other long-term liabilities (Note 34) in the Group’s balance sheet.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

19.	PROPERTY, PLANT AND EQUIPMENT

	Group
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2008, as restated	32,928,494	27,815,704	2,825,748	3,883,784	480,791	67,934,521
Reclassification upon a purchase	3,094,561	(3,094,561)	—	—	—	—
Sales and finance lease back	(3,085,419)	3,085,419	—	—	—	—
Transfers from construction in progress	—	—	233,746	19,313	(253,059)	—
Transfers from advanced payments on acquisition of aircraft (Note 21)	411,153	3,816,843	—	—	—	4,227,996
Other additions	1,781,272	4,683,699	360,498	335,220	345,730	7,506,419
Other disposals	(719,787)	(408,134)	(8,047)	(143,060)	—	(1,279,028)

At 31 December 2008	34,410,274	35,898,970	3,411,945	4,095,257	573,462	78,389,908

Accumulated depreciation
At 1 January 2008, as restated	13,165,501	4,820,675	673,892	1,986,752	—	20,646,820
Reclassification upon purchase	1,580,097	(1,580,097)	—	—	—	—
Sales and finance lease back	(1,779,979)	1,779,979	—	—	—	—
Charge for the year	2,138,172	1,913,877	108,826	379,654	—	4,540,529
Other disposals	(520,373)	(408,134)	(932)	(6,326)	—	(935,765)

At 31 December 2008	14,583,418	6,526,300	781,786	2,360,080	—	24,251,584

Impairment
At 1 January 2008	—	—	13,094	550	4,303	17,947
Charge for the year (Note (a))	966,191	473,393	—	—	2,320	1,441,904

At 31 December 2008	966,191	473,393	13,094	550	6,623	1,459,851

Net book amount
At 31 December 2008	18,860,665	28,899,277	2,617,065	1,734,627	566,839	52,678,473

At 1 January 2008	19,762,993	22,995,029	2,138,762	1,896,482	476,488	47,269,754

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

	Group
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2007, as restated	31,922,671	21,310,056	2,752,340	3,514,463	250,112	59,749,642
Reclassification upon a purchase	4,203,030	(4,203,030)	—	—	—	—
Transfers from construction in progress	—	—	84,402	91,269	(175,671)	—
Transfers from advanced payments on acquisition of aircraft (Note 21)	189,402	4,920,311	—	—	—	5,109,713
Other additions	1,792,502	6,026,340	51,276	380,211	406,350	8,656,679
Disposal to a jointly controlled entity (Note 24)	—	—	(28,489)	(2,773)	—	(31,262)
Other disposals	(788,727)	(237,973)	(33,781)	(99,386)	—	(1,159,867)
Transfers to assets held for sale	(4,390,384)	—	—	—	—	(4,390,384)

At 31 December 2007	32,928,494	27,815,704	2,825,748	3,883,784	480,791	67,934,521

Accumulated depreciation
At 1 January 2007, as restated	12,472,726	5,393,870	582,072	1,659,800	—	20,108,468
Reclassification upon a purchase	2,203,703	(2,203,703)	—	—	—	—
Charge for the year	2,221,399	1,868,481	103,622	394,683	—	4,588,185
Disposal to a jointly controlled entity	—	—	(5,562)	(1,426)	—	(6,988)
Other disposals	(786,032)	(237,973)	(6,240)	(66,305)	—	(1,096,550)
Transfers to assets held for sale	(2,946,295)	—	—	—	—	(2,946,295)

At 31 December 2007	13,165,501	4,820,675	673,892	1,986,752	—	20,646,820

Impairment
At 1 January 2007, as restated	—	—	13,094	550	4,303	17,947
Charge for the year	—	—	—	—	—	—

At 31 December 2007	—	—	13,094	550	4,303	17,947

Net book amount
At 31 December 2007	19,762,993	22,995,029	2,138,762	1,896,482	476,488	47,269,754

At 1 January 2007	19,449,945	15,916,186	2,157,174	1,854,113	245,809	39,623,227

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

	Company
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2008, as restated	27,203,710	23,659,953	1,539,304	2,433,576	205,951	55,042,494
Reclassification upon a purchase	3,094,561	(3,094,561)	—	—	—	—
Sales and finance lease back	(3,085,419)	3,085,419	—	—	—	—
Transfers from construction in progress	—	—	56,226	19,314	(75,540)	—
Transfers from advanced payments on acquisition of aircraft (Note 21)	411,153	3,816,843	—	—	—	4,227,996
Other additions	1,662,101	4,616,658	346,804	150,603	284,791	7,060,957
Other disposals	(494,530)	(360,988)	(2,070)	(95,289)	—	(952,877)

At 31 December 2008	28,791,576	31,723,324	1,940,264	2,508,204	415,202	65,378,570

Accumulated depreciation
At 1 January 2008, as restated	10,254,289	4,333,277	409,816	1,460,062	—	16,457,444
Reclassification upon purchase	1,580,097	(1,580,097)	—	—	—	—
Sales and finance lease back	(1,779,979)	1,779,979	—	—	—	—
Charge for the year	1,929,703	1,636,342	53,734	271,797	—	3,891,576
Other disposals	(478,713)	(360,988)	(346)	(88,027)	—	(928,074)

At 31 December 2008	11,505,397	5,808,513	463,204	1,643,832	—	19,420,946

Impairment
At 1 January 2008	—	—	—	—	4,303	4,303
Charge for the year (Note (a))	966,191	473,393	—	—	897	1,440,481

At 31 December 2008	966,191	473,393	—	—	5,200	1,444,784

Net book amount
At 31 December 2008	16,319,988	25,441,418	1,477,060	864,372	410,002	44,512,840

At 1 January 2008	16,949,421	19,326,676	1,129,488	973,514	201,648	38,580,747

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

	Company
	Aircraft, engines and
	flight equipment
				Other
		Held under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2007, as restated	22,709,498	18,475,510	1,503,144	2,212,408	155,533	45,056,093
Reclassification upon a purchase	3,909,982	(3,909,982)	—	—	—	—
Transfers from construction in progress	—	—	82,588	13,388	(95,976)	—
Transfers from advanced payments on acquisition of aircraft (Note 21)	114,941	4,177,685	—	—	—	4,292,626
Other additions	1,070,095	5,149,747	1,437	289,425	146,394	6,657,098
Disposal to a jointly controlled entity (Note 24)	—	—	(28,489)	(2,773)	—	(31,262)
Other disposals	(597,936)	(233,007)	(19,376)	(78,872)	—	(929,191)
Transfers to assets held for sale	(2,870)	—	—	—	—	(2,870)

At 31 December 2007	27,203,710	23,659,953	1,539,304	2,433,576	205,951	55,042,494

Accumulated depreciation
At 1 January 2007, as restated	7,145,363	5,001,753	369,913	1,226,280	—	13,743,309
Reclassification upon a purchase	2,061,531	(2,061,531)	—	—	—
Charge for the year	1,642,746	1,626,062	49,979	293,667	—	3,612,454
Disposal to a jointly controlled entity (Note 24)	—	—	(5,562)	(1,426)	—	(6,988)
Other disposals	(595,240)	(233,007)	(4,514)	(58,459)	—	(891,220)
Transfers to assets held for sale	(111)	—	—	—	—	(111)

At 31 December 2007	10,254,289	4,333,277	409,816	1,460,062	—	16,457,444

Impairment
At 1 January 2007, as restated	—	—	—	—	4,303	4,303
Charge for the year	—	—	—	—	—	—

At 31 December 2007	—	—	—	—	4,303	4,303

Net book amount
At 31 December 2007	16,949,421	19,326,676	1,129,488	973,514	201,648	38,580,747

At 1 January 2007	15,564,135	13,473,757	1,133,231	986,128	151,230	31,308,481
Notes:

(a)
In view of the decline in demand on the air transportation market under the current economic environment, the Group performed an impairment test on property, plant and equipment (‘‘PP&E’’) as at 31 December 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft model and the related equipment which reflects their relatively lower operation efficiency and which management intend to retire in the near future (Note 10). In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(b)
As at 31 December 2008, certain aircraft and buildings owned by the Group and the Company with an aggregate net book amount of approximately RMB8,723 million and RMB7,209 million respectively (2007 : RMB9,865 million and RMB8,990 million respectively) were pledged as collateral under certain loan arrangements (note 32).

20.	LEASE PREPAYMENTS

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January	1,175,104	1,247,104	546,404	616,553
Other additions	54,964	—	5,381	—
Disposal to a jointly controlled entity (Note 24)	—	(70,149)	—	(70,149)
Other disposals	—	(1,851)	—	—

At 31 December	1,230,068	1,175,104	551,785	546,404

Accumulated amortisation
At 1 January	207,607	192,742	121,268	118,885
Charge for the year	25,940	24,847	10,245	11,502
Disposal to a jointly controlled entity (Note 24)	—	(9,119)	—	(9,119)
Other disposals	—	(863)	—	—

At 31 December	233,547	207,607	131,513	121,268

Net book amount
At 31 December	996,521	967,497	420,272	425,136

Lease prepayments represent unamortised prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2008, the majority of these land use rights had remaining terms ranging from 38 to 53 years (2007 : from 39 to 54 years).

21.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	6,695,573	7,668,708	6,695,573	7,006,853
Additions	3,603,824	3,737,079	3,603,824	3,604,445
Interest capitalised (Note 13)	342,153	399,499	342,153	376,901
Transfers to property, plant and equipment (Note 19)	(4,227,996)	(5,109,713)	(4,227,996)	(4,292,626)

At 31 December	6,413,554	6,695,573	6,413,554	6,695,573

Included in the Group’s and the Company’s balance as at 31 December 2008 is accumulated interest capitalised of RMB518 million (2007 : RMB553 million), at an average interest rate of 5.43% (2007 : 5.90%).

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

22.	INVESTMENTS IN SUBSIDIARIES

Particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC or Hong Kong, are as follows:

				Attributable
	Place and date	Paid-up capital		equity interest
Company	of establishment	2008	2007	2008	2007	Principal activities
		RMB’000	RMB’000

China Eastern Airlines Jiangsu Co., Ltd. (‘‘CEA Jiangsu’’)	PRC 3 May 1993	880,000	880,000	63%	63%	Provision of airline services

China Cargo Airlines Co., Ltd. (‘‘China Cargo’’)	PRC 22 July 1998	950,000	950,000	70%	70%	Provision of cargo carriage services

China Eastern Airlines Wuhan Co., Ltd. (‘‘CEA Wuhan’’)	PRC 16 August 2002	600,000	600,000	96%	96%	Provision of airline services

Shanghai Eastern Flight Training Co., Ltd.	PRC 18 December 1995	473,000	473,000	95%	95%	Provision of flight training services

Shanghai Eastern Airlines Logistics Co., Ltd. (‘‘Eastern Logistics’’)	PRC 23 August 2004	200,000	200,000	70%	70%	Provision of cargo logistics services

Eastern Airlines Hotel Co., Ltd.	PRC 18 March 1998	70,000	70,000	86%	86%	Provision of hotel services primarily to crew members

Shanghai Eastern Maintenance Co., Ltd.	PRC 27 November 2002	25,658	25,658	60%	60%	Provision of aircraft repair and maintenance services

China Eastern Airlines Development (HK) Co., Ltd.	PRC 20 May 1995	10,047	10,047	80%	80%	Provision of ticket sales and logistics

China Eastern Airlines (Shantou) Economics Development Co., Ltd.	PRC 18 March 1998	10,000	10,000	55%	55%	Provision of airline equipment sales

China Eastern Airline Gifting Co., Ltd.	PRC 17 August 2007	50,000	50,000	100%	100%	Provision of marketing services

Eastern Business Airline Service Co., Ltd.	PRC 27 September 2008	50,000	—	100%	—	Provision of airlines consultation services

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

23.	INVESTMENTS IN ASSOCIATES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted investments, at cost	808,417	425,817	762,058	377,872
Share of post acquisition results/reserves	171,902	175,302	—	—

	980,319	601,119	762,058	377,872

The movement on investments in associates is as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	601,119	623,390	377,872	377,872
Costs of additional investments	384,186	—	384,186	—
Disposal of an indirectly held associate	(3,820)	(102,750)	—	—
Share of results of associates	69,668	58,312	—	—
Share of revaluation surplus/ (deficits) on available for sale investments held by associates	(19,080)	22,167	—	—
Dividend received during the year	(51,754)	—	—	—

At 31 December	980,319	601,119	762,058	377,872

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

				Attributable
	Place and date	Paid-up capital		equity interest
Company	of establishment	2008	2007	2008	2007	Principal activities
		RMB’000	RMB’000

Eastern Air Group Finance Co., Ltd. (‘‘EAGF’’)	PRC 6 December 1995	400,000	400,000	25%	25%	Provision of financial services to group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC 17 November 2003	350,000	350,000	45%	45%	Provision of air catering services

Jiangsu Huayu General Aviation Co., Ltd.	PRC 1 December 2004	110,000	110,000	27%	27%	Provision of aviation support services

Eastern Aviation Import & Export Co., Ltd (‘‘EAIEC’’)	PRC 9 June 1993	80,000	80,000	45%	45%	Provision of aviation equipment, spare

Collins Aviation Maintenance Service Shanghai Ltd.	PRC 27 September 2002	57,980	57,980	35%	35%	Provision of airline electronic product maintenance services

Shanghai Dongmei Aviation Travel Co., Ltd. (‘‘SDATC’’)	PRC 17 October 2004	31,000	31,000	27%	27%	Provision of traveling and accommodation agency services

Shanghai Hongpu Civil Airport Communication Co., Ltd.	PRC 18 October 2002	25,000	25,000	30%	30%	Provision of cable and wireless communication services

Eastern Aviation Advertising Service Co., Ltd. (‘‘CAASC’’)	PRC 04 March 1986	10,320	10,320	45%	45%	Provision of aviation advertising agency services

Joy Air Co., Ltd (Note (a))	PRC 28 March 2008	600,000	—	40%	—	Provision of regional airline transportation

Shanghai Pratt & Whitney Maintenance Company Limited (Note (b))	PRC 28 March 2008	USD 39,500	—	51%	—	Provision of maintenance Aircraft Engine of aircraft, engine and other related components maintenance services

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Note:

(a)
On 24 January 2008, the Company entered into an agreement with China Aviation Industry Corporation to establish Joy Air Company Limited (‘‘Joy Air’’). The Company holds a 40% interests of Joy air. As at 31 December 2008, the Company contributed RMB240 million in cash. Joy Air is still in preparation period as at the balance sheet date.

(b)
In 2008, the Company entered into an agreement with a third party to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (‘‘Shanghai P&W’’). Shanghai P&W’s registered capital is USD40 million, in which the Company holds 51% interests. As at 31 December 2008, the Company contributed USD20,145,000 in cash to Shanghai P&W. According to the agreement, the third party has the power to govern the financial and operating policies of Shanghai P&W and hence the Company accounts for Shanghai P&W as an associate. At the balance sheet date, Shanghai P&W is still in preparation period.

(c)	The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Profit/(loss)
	RMB’000	RMB’000	RMB’000	RMB’000

2008	4,326,145	3,345,826	913,845	69,668
2007	2,194,818	1,593,699	919,495	58,312

24.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted investments, at cost	270,208	268,892	301,802	301,802
Share of post-acquisition results/reserves	92,124	68,074	—	—

	362,332	336,966	301,802	301,802

The movement on investments in jointly controlled entities is as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	336,966	115,540	301,802	59,552
Other addition	—	209,340	—	242,250
Dividend received during the year	—	(18,000)	—	—
Share of results	24,050	30,086	—	—
Amortisation of previously unrecognised gain	1,316	—	—	—

At 31 December	362,332	336,966	301,802	301,802

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

				Attributable
	Place and date	Paid-up capital		equity interest
Company	of establishment	2008	2007	2008	2007	Principal activities
		RMB’000	RMB’000

Shanghai Technologies Aerospace Co., Ltd. (‘‘STA’’) (Note (a))	PRC 28 September 2004	576,795	576,795	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (‘‘Wheels & Brakes’’)	PRC 28 December 1995	17,484	17,484	40%	40%	Provision of spare parts repair and maintenance services

Eastern China Kaiya System Integration Co., Ltd.	PRC 21 May 1999	10,000	10,000	41%	41%	Provision of computer systems development

Notes:

(a)
Under a Joint Venture Agreement with the other joint venture partner of STA dated 10 March 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit/(loss)
	RMB’000	RMB’000	RMB’000	RMB’000

2008	404,888	42,556	187,997	24,050
2007	382,501	45,535	205,188	30,086

25.	OTHER LONG-TERM ASSETS

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Deposits relating to aircraft under operating leases (Note (a))	509,887	508,903	360,061	361,453
Prepaid flight training fees (Note (b))	337,597	43,920	326,254	43,920
Prepaid staff benefits (Note (c))	26,888	40,567	21,401	32,398
Rental and renovation deposits	26,460	33,032	26,460	33,032
Other long-term receivables	40,724	34,329	31,175	28,046

	941,556	660,751	765,351	498,849

Notes:

(a)
The fair value of deposits relating to aircraft held under operating leases of the Group and the Company are RMB473 million and RMB349 million (2007 : RMB441 million and RMB318 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 0.75%–2.79% (2007 : 2.4%–3.06%).

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

(b)
Prepaid flight training expenses represent the training expenses prepaid for pilot undergraduates and pilots in service of the Group and are amortised over the relevant training periods for which the prepayments cover on a straight-line basis.

(c)
Prepaid staff benefits represent subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to continue serving the Group for six years from the date of receipt of the subsidies. If the employee leaves before the end of the six-year period, a refund by the employee is required to be calculated on a pro-rata basis. These subsidies are amortised over six years on the straight-line basis.

26.	TRADE RECEIVABLES AND NOTES RECEIVABLE

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Within 90 days	1,088,951	1,761,799	733,498	1,098,281
91 to 180 days	24,282	104,991	12,546	97,212
181 to 365 days	30,451	187,355	27,800	150,506
Over 365 days	103,919	101,769	63,286	84,914

	1,247,603	2,155,914	837,130	1,430,913

Less: provision for impairment of receivables	(101,081)	(59,907)	(86,635)	(55,757)

Trade receivables	1,146,522	2,096,007	750,495	1,375,156

The carrying amounts of the trade receivables approximate their fair value.

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

As at 31 December 2008, trade receivables of RMB153 million (2007 : RMB360 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB175 million (2007 : RMB202 million) from these agents. The ageing analysis of these trade receivables is as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Up to 6 months	122,407	202,238	34,950	156,897
6 to 12 months	30,451	157,850	27,800	126,517

	152,858	360,088	62,750	283,414

As at 31 December 2008, trade receivables of RMB84 million (2007 : RMB44 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

APPENDIX II	FINANCIAL INFORMATION ON THE GROUP

The ageing of impaired receivables is as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

12 to 24 months overdue	15,660	26,734	551	18,527
Over 24 months overdue	88,259	75,035	62,734	66,387

	103,919	101,769	63,285	84,914

Movements on the Group’s provision for impairment of trade receivables are as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	59,907	90,405	55,757	87,195
Receivables written off during the year as uncollectible	(1,027)	(4,009)	(552)	(4,009)
Provision for impairment of receivables	42,201	—	31,430	—
Unused amounts reversed	—	(26,489)	—	(27,429)

At 31 December	101,081	59,907	86,635	55,757

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Currency
Renminbi	899,905	1,800,355	552,572	1,159,012
US Dollars	51,075	89,944	17,580	15,255
HK Dollars	48,901	80,246	46,916	80,094
Korea Won	9,021	41,538	24,620	41,538
Euro	42,706	54,185	9,021	49,517
Japanese Yen	56,003	1,323	55,929	1,323
Other currencies	38,911	28,416	43,857	28,417

	1,146,522	2,096,007	750,495	1,375,156

The net impact of creation and release of provisions for impaired receivables have been included in ‘Provision for impairment of trade and other receivables’ in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

27.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Restricted bank deposits (Note (a))	2,159,848	—	2,082,075	—
Rebates receivable on aircraft acquisitions	930,665	929,652	881,395	875,786
Deposits relating to aircraft under finance leases — current portion	—	419,604	—	419,604
Ground Service Fees	310,452	337,166	178,300	215,296
Prepaid aircraft operating lease rentals	249,308	256,069	210,078	233,808
Rental deposits	88,001	130,348	74,477	79,393
Custom duties and value added tax recoverable	64,501	88,747	29,127	25,612
Prepayments for acquisition of flight equipment and other assets	36,480	60,325	34,707	36,340
Deposits with banks and a financial institution with original maturity over three months but less than
a year (Note (b))	33,116	52,843	31,860	52,843
Others	253,848	280,895	184,757	211,927

	4,126,219	2,555,649	3,706,776	2,150,609

Notes:

(a)
The restricted bank deposits represent: i) a deposit of RMB1,347 million pledged against 188 million US dollar loan (2007 : Nil); ii) a security deposit of US dollar 117 million (RMB796 million equivalent) for fuel option contracts (2007 : Nil); iii) a deposit of RMB17 million for notes payable (2007 : Nil.)

(b)	As at 31 December 2008, the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.36% (2007 : 0.7%).

28.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s and Company’s cash and cash equivalents are denominated in the following currencies:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Renminbi	2,623,585	585,797	1,636,815	322,447
US Dollars	494,249	736,951	441,671	460,383
Euro	126,695	92,205	95,622	60,122
Japanese Yen	37,657	70,996	22,705	57,480
Pounds Sterling	11,016	16,141	11,016	16,141
Australian Dollars	18,922	14,991	18,915	14,991
Canadian Dollars	12,394	25,332	12,245	25,332
Singapore Dollars	42,617	1,116	42,617	1,116
Others	83,875	111,715	80,335	82,885

	3,451,010	1,655,244	2,361,941	1,040,897

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

29.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Within 90 days	3,310,710	1,465,079	3,109,316	1,228,690
91 to 180 days	1,249,400	1,126,091	1,241,243	1,125,495
181 to 365 days	267,785	449,391	123,544	221,750
Over 365 days	316,963	97,319	273,127	86,781

	5,144,858	3,137,880	4,747,230	2,662,716

As at 31 December 2008, notes payable totaling RMB3,840 million (2007 : RMB1,616 million) were unsecured. Discount rates ranged from 2.9% to 5.9% (2007 : 3.5% to 5.5%) and all notes are repayable within six months.

30.	OTHER PAYABLES AND ACCRUED EXPENSES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Accrued fuel cost	3,841,660	2,348,932	3,534,281	2,180,773
Accrued take-off and landing charges	1,879,751	1,036,423	1,563,049	838,218
Accrued aircraft overhaul expenses	1,256,115	1,184,529	986,055	978,089
Other accrued operating expenses	1,417,988	928,267	1,251,514	841,311
Accrued salaries, wages and benefits	976,551	1,067,245	786,964	861,035
Duties and levies payable	545,482	858,966	423,527	646,588
Staff housing allowance (Note 37(b))	386,065	363,110	317,918	332,156
Deposits received from ticket sales agents	320,254	339,064	229,399	268,064
Current portion of other long-term liabilities (Note 34)	130,460	135,859	121,178	135,859
Current portion of post-retirement benefit obligations (Note 36(b))	46,461	34,425	43,801	31,707
Others	1,346,388	1,294,425	1,229,272	1,190,894

	12,147,175	9,591,245	10,486,958	8,304,694

31.	OBLIGATIONS UNDER FINANCE LEASES

As at 31 December 2008, the Group and the Company had 68 and 61 aircraft (2007 : 55 and 48 aircraft) respectively under finance leases. Under the terms of the leases, the Group/the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	Group
	2008			2007
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	2,765,969	848,980	1,916,989	3,356,665	811,442	2,545,223
In the second year	2,704,499	688,327	2,016,172	2,206,135	638,882	1,567,253
In the third to fifth year inclusive	7,805,669	1,602,339	6,203,330	5,714,466	1,509,114	4,205,352
After the fifth year	11,868,053	1,195,645	10,672,408	9,331,048	1,196,666	8,134,382

Total	25,144,190	4,335,291	20,808,899	20,608,314	4,156,104	16,452,210
Less: amount repayable within one year	(2,765,969)	(848,980)	(1,916,989)	(3,356,665)	(811,442)	(2,545,223)

Long-term portion	22,378,221	3,486,311	18,891,910	17,251,649	3,344,662	13,906,987

	Company
	2008			2007
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	2,458,559	743,497	1,715,062	2,993,378	676,597	2,316,781
In the second year	2,400,584	594,223	1,806,361	1,866,827	524,660	1,342,167
In the third to fifth year inclusive	6,892,822	1,380,412	5,512,410	4,725,108	1,230,149	3,494,959
After the fifth year	10,534,868	1,039,530	9,495,338	7,574,768	956,172	6,618,596
Total	22,286,833	3,757,662	18,529,171	17,160,081	3,387,578	13,772,503
Less: amount repayable within one year	(2,458,559)	(743,497)	(1,715,062)	(2,993,378)	(676,597)	(2,316,781)

Long-term portion	19,828,274	3,014,165	16,814,109	14,166,703	2,710,981	11,455,722

The fair value of obligations under finance leases of the Group and the Company are RMB21,037 million and RMB18,640 million (2007: RMB16,577 million and RMB13,863 million respectively), which are determined using the expected future payments discounted at market interest rates prevailing at the year end.

At 31 December 2008, the Group and the Company had bank deposits totaling nil (2007: RMB420 million) pledged as collateral under certain finance lease arrangements.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

32.	BORROWINGS

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Non-current
Long-term bank borrowings
— secured	3,350,114	3,994,947	2,189,950	3,376,847
— unsecured	5,237,938	7,374,360	4,855,130	6,273,736

	8,588,052	11,369,307	7,045,080	9,650,583
Current
Long-term bank borrowings
— secured	1,133,836	772,286	742,176	615,626
— unsecured	5,905,655	2,533,233	5,772,969	2,288,940
Short-term bank borrowings
— secured	1,284,236	—	1,222,953	—
— unsecured	18,189,593	15,189,002	16,325,335	13,039,208

	26,513,320	18,494,521	24,063,433	15,943,774

Total borrowings	35,101,372	29,863,828	31,108,513	25,594,357

The borrowings are repayable as follows:
Within one year	26,513,320	18,494,521	24,063,433	15,943,774
In the second year	4,147,845	5,927,098	3,569,348	5,515,186
In the third to fifth year inclusive	3,665,352	4,216,517	2,977,920	3,266,554
After the fifth year	774,855	1,225,692	497,812	868,843

Total borrowings	35,101,372	29,863,828	31,108,513	25,594,357

Notes:

As at 31 December 2008, the secured bank borrowings of the Group and the Company for the purchases of aircraft were secured by the related aircraft with an aggregate net book amount of RMB8,723 million and RMB7,209 million respectively (2007 : RMB9,865 million and RMB8,990 million) (Note 19).

Certain unsecured bank borrowings of the Group and the Company totaling of RMB357 million and Nil (2007 : RMB1,008 million and Nil respectively) were guaranteed by CEA Holding (Note 44).

Certain unsecured bank borrowings of the Group and the Company totaling of RMB600 million (2007 : Nil) were guaranteed by a third party bank.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The terms of the long-term bank loans are summarised as follows:

Currency	Interest rate and	Group		Company
	final maturities	2008	2007	2008	2007
		RMB’000	RMB’000	RMB’000	RMB’000

RMB denominated	Interest rates ranging from 4.52% to 8.36% per annum with final maturities through to 2017.	6,898,178	6,132,551	5,042,498	4,270,211

U.S. dollar denominated	Interest rates ranging from 3 month LIBOR +0.25% to 6 month LIBOR +3% per annum with final maturities through to 2019	8,617,707	8,418,967	8,406,069	8,161,630

EURO denominated	Interest rate is 6 months LIBOR +0.6% with final maturity through 2010.	111,658	123,308	111,658	123,308

Total long-term bank loans		15,627,543	14,674,826	13,560,225	12,555,149

Note:

(a)
The fair value of long-term borrowings of the Group and the Company are RMB15,826 million and RMB13,684 million (2007: RMB14,111 million and RMB12,124 million), which are determined using the expected future payments discounted at prevailing market interest rates available to the Group and the Company for financial instruments with substantially the same terms and characteristics at the balance sheet date.

(b)
Short-term borrowings of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. As at 31 December 2008, the interest rates relating to such borrowings ranged from 2.7% to 7.47% per annum (2007: 4.39% to 6.72% per annum). During the year ended 31 December 2008, the weighted average interest rate on short-term bank loans was 6.36 % per annum (2007: 5.75% per annum).

(c)	The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Renminbi	21,955,769	12,528,550	18,262,088	8,590,026
US Dollars	13,007,688	17,196,836	12,734,767	16,874,186
Euro	111,658	130,145	111,658	130,145
HK Dollar	26,257	8,297	—	—

	35,101,372	29,863,828	31,108,513	25,594,357

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

33.	PROVISION FOR OPERATING LEASE AIRCRAFT RETURN CONDITION CHECK

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	956,910	510,621	737,371	429,590
Additional provisions	618,555	446,289	431,319	307,781
Utilisation	(41,447)	—	—	—

At 31 December	1,534,018	956,910	1,168,690	737,371
Less: current portion	(213,830)	—	(139,710)	—

Long-term portion	1,320,188	956,910	1,028,980	737,371

Provision of operating lease aircraft return condition check represents the present value of estimated costs of major return check for aircraft under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

34.	OTHER LONG-TERM LIABILITIES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Long-term duties and levies payable	805,794	584,791	713,522	501,867
Fair value of unredeemed points awarded under the Group’s frequent flyer program	364,858	378,361	364,858	378,361
Long-term payable to the Bureau of 2010 Expo Shanghai (Note 18(b))	177,883	232,811	177,883	232,811
Long-term payable to Aviation China Civil Flight Institute (Note (a))	30,000	60,000	30,000	60,000
Deferred gains on sale and leaseback transactions of aircraft	14,549	21,011	14,549	21,011
Other long-term payable	58,135	101,582	56,319	101,582

	1,451,219	1,378,556	1,357,131	1,295,632
Less: Current portion	(130,460)	(135,859)	(121,178)	(135,859)

Long-term portion	1,320,759	1,242,697	1,235,953	1,159,773

Notes:

(a)	The balance is unsecured, interest bearing at an effective rate of 6.21% per annum and is repayable by annual instalments of RMB30 million up to year 2009.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

35.	DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets
— Deferred tax asset to be utilised after 12 months	79,802	111,874	—	—
— Deferred tax asset to be utilised within 12 months	2,145	1,337	—	—

	81,947	113,211	—	—

Deferred tax liabilities
— Deferred tax liability to be realised after 12 months	(55,444)	(50,369)	—	—
— Deferred tax liability to be realised within 12 months	(2,145)	—	—	—

	(57,589)	(50,369)	—	—

Movements in the net deferred taxation asset/(liability) are as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	62,842	13,687	—	—
(Charged)/credited to income statement (Note 14)	(38,484)	49,155	—	—

At 31 December	24,358	62,842	—	—

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Tax losses carried forward	1,846	317,392	—	313,755
Impairment provision for obsolete flight equipment spare parts	78,634	138,783	74,872	136,614
Impairment provision for receivables	68,553	79,195	52,872	44,348
Impairment provision for property, plant and equipment	170,808	—	170,451	—
Provision for aircraft overhaul expense	152,231	96,834	135,196	56,985
Provision for frequent flyer program	13,619	—	13,619	—
Financial derivative liabilities	313,488	10,449	313,488	10,449
Provision for post-retirement benefits	271,672	351,283	247,424	306,694

	1,070,851	993,936	1,007,922	868,845

Deferred tax liabilities:
Depreciation and amortisation	(1,024,173)	(931,094)	(985,602)	(868,845)
Financial derivative assets	(22,320)	—	(22,320)	—

	(1,046,493)	(931,094)	(1,007,922)	(868,845)

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Movements of the net deferred tax assets/(liabilities) of the Group for the year:

		(Charged)/
	At the	credited	(Charged)/
	beginning of	to income	credited	At the end of
	the year	statement	to equity	the year
	RMB’000	RMB’000	RMB’000	RMB’000

For the year ended 31 December 2008
Tax losses carried forward	317,392	(315,546)	—	1,846
Impairment provision for obsolete flight equipment spare parts	138,783	(60,149)	—	78,634
Impairment provision for receivables	79,195	(10,642)	—	68,553
Impairment provision for property, plant and equipment	—	170,808	—	170,808
Provision for aircraft overhaul expense	96,834	55,397	—	152,231
Provision for frequent flyer program	—	13,619		13,619
Financial derivative liabilities	10,449	303,039		313,488
Provision for post-retirement benefits	351,283	(79,611)	—	271,672

	993,936	76,915	—	1,070,851

Depreciation and amortisation	(931,094)	(93,079)	—	(1,024,173)
Financial derivative assets	—	(22,320)	—	(22,320)

Net deferred tax assets/(liabilities)	62,842	(38,484)	—	24,358

For the year ended 31 December 2007
Tax losses carried forward	90,335	227,057	—	317,392
Impairment provision for obsolete flight equipment spare parts	68,574	70,209	—	138,783
Impairment provision for receivables	57,467	21,728	—	79,195
Provision for aircraft overhaul expense	77,000	19,834	—	96,834
Financial derivative liabilities	20,823	(10,374)	—	10,449
Provision for post-retirement benefits	216,570	134,713	—	351,283

	530,769	463,167	—	993,936

Depreciation and amortisation	(517,082)	(414,012)	—	(931,094)

Net deferred tax assets	13,687	49,155	—	62,842

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at 31 December 2008, the Group and the Company had tax losses carried forward of approximately RMB11,465 million and RMB8,778 million respectively (2007 : RMB5,380 million and RMB4,119 million respectively) which will expire between 2009 and 2013, and which are available to set off against the Group and the Company’s future taxable income. As at 31 December 2008, the Group and the Company did not recognise RMB2,864 million and RMB2,195 million respectively (2007 : RMB1,035 million and RMB718 million respectively) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realised before they expire.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

36.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2008, the Group’s pension cost charged to the consolidated income statement amounted to RMB360 million (2007 : RMB296 million).

(ii)	Medical insurance

The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee’s basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2008, the Group’s medical insurance contributions charged to the income statement amounted to RMB93 million (2007 : RMB77 million).

(b)	Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and others. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees’ turnover ratio.

The post-retirement benefit obligations recognised in the balance sheets are as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Present value of unfunded post-retirement benefit obligations	4,481,420	2,155,393	3,941,724	1,861,036
Unrecognised actuarial losses	(2,965,835)	(750,266)	(2,611,045)	(634,259)

Post-retirement benefit obligations	1,515,585	1,405,127	1,330,679	1,226,777
Less: current portion (Note 30)	(46,461)	(34,425)	(43,801)	(31,707)

Long-term portion	1,469,124	1,370,702	1,286,878	1,195,070

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Changes in post-retirement benefit obligations are as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	1,405,127	1,323,684	1,226,777	1,173,380
Total expenses charged in the income statement	200,603	170,670	181,309	128,057
Payments	(90,145)	(89,227)	(77,407)	(74,660)

At 31 December	1,515,585	1,405,127	1,330,679	1,226,777

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statements as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Current service cost	74,478	73,416	71,552	55,624
Interest cost	102,009	83,858	89,145	63,678
Actuarial losses recognised	24,116	13,396	20,612	8,755

Total (Note 9)	200,603	170,670	181,309	128,057

The principal actuarial assumptions at the balance sheet date are as follows:

	Group and Company
	2008	2007

Discount rate	3.75%	4.75%
Annual rate of increase of per capita benefit payment	3%	2.5%
Employee turnover rate	3.00%	3.0%
Mortality rate	8.80%	8.43%
Medical inflation rate	5%	2.5%–5%

37.	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State- sponsored housing fund at rates ranging from 7% to 15% (2007 : 7% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2008, the Group’s contributions to the housing funds amounted to RMB282 million (2007 : RMB285 million) which has been charged to the consolidated income statement. The staff housing fund payable as at 31 December 2008 is RMB25 million (2007 : RMB17 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

The Group also provides cash staff housing allowances to eligible employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum as set out in the Group’s staff housing allowance policy introduced in October 2003 (the ‘‘Policy’’) based on the area of quarter to which they are entitled and the unit price as set out in the Policy.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. As at 31 December 2008, the present obligation of the provision for employee’s staff housing entitlement is RMB386 million (2007 : RMB363 million).

For the year ended 31 December 2008, the staff housing benefit provided under the Staff Housing Allowance Policy amounted to RMB123 million (2007 : RMB53 million) which has been charged to the consolidated income statement.

38.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group and Company
	Assets		Liabilities
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December
Interest rate swaps (Note (a))	988	33,232	182,971	39,542
Forward foreign exchange contracts (Note (b))	—	2,847	138,760	1,719
Fuel option contracts (Note (c))	123,010	59,468	6,319,868	535

Total	123,998	95,547	6,641,599	41,796

Less: current portion
— Interest rate swaps	—	(27,155)	(41,668)	(17,984)
— Forward foreign exchange contracts	—	(2,847)	(94,539)	(1,719)
— Fuel option contracts	(123,010)	(59,468)	(6,319,868)	(535)

	(123,010)	(89,470)	(6,456,075)	(20,238)

Non-current portion	988	6,077	185,524	21,558

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The Group’s interest rate swaps qualify for hedge accounting. The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates and are accounted for as cashflow hedges. Other interest rate swaps are for swapping fixed rates into variable rates and are accounted for as fair value hedges. As at 31 December 2008, the notional amount of the outstanding interest rate swap agreements was approximately US$471 million (2007 : US$624 million). These agreements will expire between 2009 and 2016.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

	Group
	2008	2007
	RMB’000	RMB’000

Realised (losses)/gain (recorded in finance costs)	10,083	59,862
Unrealised mark to market (losses)/gains
— cash flow hedges (recognised in equity)	(126,138)	(79,783)
— fair value hedges (recognised in the income statement)	(49,535)	(8,824)

	(165,590)	(28,745)

(b)	Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group’s forward foreign exchange contracts qualify for hedge accounting. These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates and are accounted for as cash flow hedges. Other forward foreign exchange contracts are for selling Japanese Yen and purchasing U.S. dollars at variable exchange rates and are accounted for as fair value hedges. As at 31 December 2008, the notional amount of the outstanding currency forward contracts was approximately US$121 million (2007 : US$33 million), which will expire between 2009 and 2017.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

	Group
	2008	2007
	RMB’000	RMB’000

Realised (losses)/gain (recorded in finance income)	14,759	17,932
Unrealised mark to market (losses)/gains
— cash flow hedges (recognised in equity)	(44,222)	1,586
— fair value hedges (recognised in the income statement)	(95,666)	(3,787)

	(125,129)	15,731

(c)	Fuel option contracts

The Group enters into fuel hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The fuel hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

None of the fuel hedging contracts entered into by the Group in 2008 or which remained open at 31 December 2008 qualified for hedge accounting. The Group is required to account for the fair value of the difference between the spot price of fuel and the price at which the counterparties are effectively entitled to sell in future periods as unrealised mark to market losses and recognised these losses in the income statements immediately.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements.

	Group
	2008	2007
	RMB’000	RMB’000

Realised (losses)/gains (recorded in aircraft fuel)	(8,577)	120,171
Unrealised mark to market (losses)/gains (recorded in loss on fair value movements of financial derivatives)	(6,255,791)	96,576

	(6,264,368)	216,747

The fair value of fuel option contracts is determined by reference to mark-to-market values provided by counterparties and independent third parties applying appropriate option valuation models (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation models include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

39.	SHARE CAPITAL

	2008	2007
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each
Circulating shares with restricted transfer held by CEA Holding and employees	2,904,000	2,904,000
A shares listed on The Shanghai Stock Exchange	396,000	396,000
H shares listed on The Stock Exchange of Hong Kong Limited	1,566,950	1,566,950

	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

On 4 January 2007, the Company’s share reform plan was approved by the Ministry of Commerce and implemented on 9 January 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating shares held by CEA Holding were granted the status of listing subject to certain circulating conditions.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

40.	RESERVES

	Group
		Statutory
		and
		discretionary		Capital	Hedging
	Share	reserve	Revaluation	reserve	reserve	Accumulated
	premium	(Note (a))	reserve	(Note (b))	(Note 38)	losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2007, as restated	1,006,455	428,808	23,816	(720,057)	53,167	(3,621,106)	(2,828,917)
Unrealised loss on cashflow hedges (Note 38)	—	—	—	—	(79,783)	—	(79,783)
Realised gains on cashflow hedges (Note 38)	—	—	—	—	1,586	—	1,586
Fair value movements of available for sale investments held by associates	22,167	—	—	—	—	—	22,167
Profit attributable to equity holders of the Company	—	—	—	—	—	378,568	378,568
Adjustments to statutory and discretionary reserves	—	(428,808)	—	—	—	428,808	—

At 31 December 2007	1,028,622	—	23,816	(720,057)	(25,030)	(2,813,730)	(2,506,379)

At 1 January 2008, as restated	1,028,622	—	23,816	(720,057)	(25,030)	(2,813,730)	(2,506,379)
Unrealised loss on cashflow hedges (Note 38)	—	—	—	—	(170,525)	—	(170,525)
Realised gains on cashflow hedges (Note 38)	—	—	—	—	165	—	165
Fair value movements of available for sale investments held by associates	(19,080)	—	—	—	—	—	(19,080)
Loss attributable to equity holders of the Company	—	—	—	—	—	(15,268,532)	(15,268,532)

At 31 December 2008	1,009,542	—	23,816	(720,057)	(195,390)	(18,082,262)	(17,964,351)

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

	Company
		Statutory
		and
		discretionary	Capital	Hedging
	Share	reserve	reserve	reserve	Accumulated
	premium	(Note (a))	(Note (b))	(Note 38)	losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2007, as restated	1,006,455	182,336	(720,057)	53,167	(3,160,413)	(2,638,512)
Unrealised loss on cashflow hedges (Note 38)	—	—	—	(79,783)	—	(79,783)
Realised gains on cashflow hedges (Note 38)	—	—	—	1,586	—	1,586
Adjustments to statutory and discretionary reserves	—	(182,336)	—	—	182,336	—
Profit for the year	—	—	—	—	505,330	505,330

At 31 December 2007	1,006,455	—	(720,057)	(25,030)	(2,472,747)	(2,211,379)

At 1 January 2008, as restated	1,006,455	—	(720,057)	(25,030)	(2,472,747)	(2,211,379)
Unrealised loss on cashflow hedges (Note 38)	—	—	—	(170,525)	—	(170,525)
Realised gains on cashflow hedges (Note 38)	—	—	—	165	—	165
Loss for the year	—	—	—	—	(13,877,388)	(13,877,388)

At 31 December 2008	1,006,455	—	(720,057)	(195,390)	(16,350,135)	(16,259,127)

Notes:

(a)	Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies’ Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company’s registered capital. The statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

No profit appropriation by the Company to the discretionary common reserve fund was made for the year ended 31 December 2008 (2007 : nil).

(b)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company’s listing.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

41.	NON-CURRENT ASSETS HELD FOR SALE

In December 2006, the Board of Directors passed a resolution to dispose of certain older aircrafts and related flight equipments in the forthcoming 12-months. Accordingly, these aircrafts together with related flight equipments and spare parts were classified as non-current assets held for sale as at 31 December 2006. Despite of the Company’s continuing effort to locate and negotiate with potential buyers, no agreement to dispose these assets has been reached. It is management’s intention to dispose these assets in the forthcoming 12-months and management is continuing to take active step to locate potential buyers of these assets. They have therefore been still classified as non-current assets held for sale as of 31 December 2008. An impairment loss of RMB235 million has been recognised in the income statement in relation to these assets with reference to the estimated market values as at the balance sheet date (Note 10(c)).

42.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	2008	2007
	RMB’000	RMB’000

(Loss)/gain before income tax	(15,256,009)	377,938
Adjustments for:
Depreciation of property, plant and equipment	4,755,622	4,694,888
Gains on disposals of property, plant and equipment	(267,084)	(674)
Share of results of associates	(69,668)	(58,312)
Share of results of jointly controlled entities	(24,050)	(30,086)
Amortisation of lease prepayments	25,940	24,847
Net foreign exchange gains	(1,970,990)	(2,023,032)
Amortisation of deferred revenue	(19,965)	(12,594)
Loss/(gain) arising from fair value movements of derivative financial instruments	6,400,992	(96,575)
Consumption of flight equipment spare parts	476,282	468,888
Impairment provision trade and other receivables	39,338	10,481
Provision for post-retirement benefits	200,603	170,670
Provision for operating lease aircraft return condition check	618,556	446,289
Impairment loss	2,976,678	227,456
Interest income	(89,275)	(96,849)
Interest expenses	2,328,147	1,978,550
Gain on disposal of an associate and available-for-sale financial assets	(13,557)	—
Gain of contribution to a joint controlled entity	—	(31,620)
Gain on disposal of a subsidiary	—	(54,441)

Operating profit before working capital changes	111,560	5,995,824

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

	2008	2007
	RMB’000	RMB’000

Changes in working capital
Flight equipment spare parts	(529,068)	(409,392)
Trade receivables	909,701	(478,550)
Amount due from related companies	(223,112)	349,897
Prepayments, deposits and other receivables	(216,706)	(336,890)
Sales in advance of carriage	(197,331)	319,550
Trade payables and notes payables	2,006,978	(1,888,884)
Amounts due to related companies	(187,819)	29,571
Other payables and accrued expenses	1,901,892	(194,694)
Other long-term liabilities	(431,956)	(74,081)
Provision for operating lease aircraft return condition check	(41,448)	—
Staff housing allowances	(100,428)	(76,381)
Post-retirement benefit obligations	(90,145)	(89,227)
Operating lease deposits	30,348	(3,909)

	2,830,906	(2,852,990)

Cash generated from operations	2,942,466	3,142,834

(b)	Non-cash transactions

	2008	2007
	RMB’000	RMB’000

Financing activities not affecting cash:
Finance lease obligations incurred for acquisition of aircraft	7,964,792	8,395,965

43.	COMMITMENTS

(a)	Capital commitments

The Group and the Company had the following capital commitments:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Authorised and contracted for:
— Aircraft, engines and flight equipment	52,533,736	50,852,865	52,533,736	50,852,865
— Other property, plant and equipment	130,180	353,771	111,810	289,971

	52,663,916	51,206,636	52,645,546	51,142,836

Authorised but not contracted for:
— Other property, plant and equipment	5,235,712	11,326,338	4,874,680	10,709,963

	5,235,712	11,326,338	4,874,680	10,709,963

	57,899,628	62,532,974	57,520,226	61,852,799

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	8,852,380	17,127,081	8,852,380	17,127,081
In the second year	13,174,190	15,056,943	13,174,190	15,056,943
In the third year	9,051,539	13,960,033	9,051,539	13,960,033
In the fourth year	9,224,482	2,531,964	9,224,482	2,531,964
Over four years	12,231,145	2,176,844	12,231,145	2,176,844

	52,533,736	50,852,865	52,533,736	50,852,865

(b)	Operating lease commitments

As at the balance sheet date, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Aircraft, engines and flight equipment
Within one year	2,671,355	2,527,072	2,145,554	2,235,504
In the second year	2,330,080	2,331,741	2,008,984	2,124,109
In the third to fifth year inclusive	4,598,624	4,991,164	4,432,529	4,925,469
After the fifth year	4,100,560	5,341,362	4,028,862	5,341,361

	13,700,619	15,191,339	12,615,929	14,626,443

Land and buildings
Within one year	202,540	87,410	46,701	84,482
In the second year	124,643	50,683	21,066	49,363
In the third to fifth year inclusive	325,423	40,888	16,323	40,026
After the fifth year	2,398,361	29,846	29,276	29,846

	3,050,967	208,827	113,366	203,717

	16,751,586	15,400,166	12,729,295	14,830,160

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

44.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 59.67% of the Company’s shares as at 31 December 2008. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the ‘‘SOEs’’).

(a)	Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group’s customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

The other related party transactions are:

		Income/
		(expense or payments)
Nature of transaction	Related party	2008	2007
		RMB’000	RMB’000

With CEA Holding or companies
directly or indirectly held by CEA
Holding:

Interest income on deposits at an	EAGF*	30,766	9,717
average rate of 0.36% per annum
(2007: 0.72% per annum)

Interest expense on loans at rate of	EAGF*	(22,267)	(33,590)
4.87% per annum
(2007: 5.42% per annum)

Ticket reservation service charges for	Travel Sky Technology Limited	(241,206)	(241,161)
utilisation of computer reservation
system

Commission expense on air tickets sold	SDATC*	(610)	(9,220)
on behalf of the Group, at rates	Shanghai Tourism	(1,696)	(6)
ranging from 3% to 9% of the value	(HK) Co., Ltd
of tickets sold

Handling charges of 0.1% to 2% for	EAIEC*	(47,257)	(34,643)
purchase of aircraft, flight equipment,
flight equipment spare parts, other
property, plant and equipment

Repairs and maintenance expense for	Wheels & Brakes	(64,653)	(56,764)
aircraft and engines	STA	(131,081)	(100,270)

Supply of food and beverages	Shanghai Eastern Air Catering	(267,117)	(243,895)
	Co., Ltd
	Yunnan Eastern Air Catering	(40,836)	(37,782)
	Investment Co., Ltd.
	Xian Eastern Air Catering	(36,526)	(28,780)
	Investment Co., Ltd.
	Qingdao Eastern Air Catering	(27,480)	(20,101)
	Investment Co., Ltd

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

		Income/
		(expense or payments)
Nature of transaction	Related party	2008	2007
		RMB’000	RMB’000

Disposal of a subsidiary	CEA Holding	—	461,916

Disposal of a associate	CEA Holding	32,972	—

Advertising expense	CAASC	(3,595)	(14,370)

Automobile maintenance fee	CEA Development Co. Ltd	(23,595)	(18,574)

Land and building rental	CEA Holding	(55,399)	(55,399)

Purchase of other fixed assets	CEA Northwest Co. Ltd	—	(67,305)

With CAAC and its affiliates:

Civil aviation infrastructure levies paid	CAAC	(769,849)	(781,613)

Aircraft insurance premiums paid	CAAC	(134,176)	(136,875)
through CAAC which entered into
the insurance policies on behalf of
the Group

With other SOE:

Take-off and landing fee charges	State-controlled airports	(4,323,382)	(4,152,888)

Purchase of aircraft fuel	State-controlled fuel suppliers	(14,020,301)	(11,120,186)

Ticket reservation service charges for	Travel Sky Technology Limited	(241,206)	(241,161)
utilisation of computer reservation
system

Interest income on deposits at an	State-controlled banks	14,778	15,411
average rates of 0.36% per annum
(2006: 0.72% per annum)

Interest expense on loans at an average	State-controlled banks	(1,872,553)	(1,406,812)
rate of 5.96% per annum (2007:
5.47% per annum)

Commission expense on air tickets sold	Other PRC airlines	(65,832)	(70,285)
on behalf of the Group at rates
ranging from 3% to 9% of the value
of tickets sold

Supply of food and beverages	Other state-control enterprises	(567,071)	(511,766)

* EAGF is also 25% owned associate of the Group; SDATC and EAIEC are both 45% owned associates of the Group.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(b)	Balances with related companies

(i)	Amounts due from related companies

	Group		Company
Company	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

SDATC	9,714	16,378	9,714	16,378
Shanghai Tourism (HK) Co., Ltd	4,020	2,914	4,020	2,914
EAIEC	181,788	26,166	181,788	26,166
China Cargo	—	—	1,091,055	1,535,804
CEA Wuhan	—	—	208,928	—
Other related companies	12,767	19,997	22,836	37,070

Total	208,289	65,455	1,518,341	1,618,332

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

	Group		Company
Company	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

EAIEC	(241,560)	(470,349)	(182,277)	(401,178)
CEA Holding	(69,497)	(40,214)	(69,497)	(40,214)
Shanghai Eastern Airlines Catering Co. Ltd.	(46,580)	(60,718)	(46,580)	(60,718)
Yunnan Eastern Air Catering Investment Co., Ltd.	(665)	(488)	(665)	(488)
CAASC	(164)	(2,550)	(164)	(2,550)
CEA Northwest	—	(64,895)	—	—
Eastern Logistics	—	—	(134,213)	(31,503)
CEA Jiangsu	—	—	(157,885)	(193,193)
Other related companies	(54,660)	(32,379)	(104,522)	(47,578)

Total	(413,126)	(671,593)	(695,803)	(777,422)

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

(iii)	Short-term deposits and short-term loans with an associate

	Average interest rate		Group		Company
	2008	2007	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Short-term deposits
(included in Prepayments,
Deposits and Other
Receivables) ‘‘EAGF’’	0.4%	0.7%	1,202,892	408,151	427,363	90,793

Short-term loans (included in
Borrowings) ‘‘EAGF’’	4.3%	5.3%	295,181	260,351	295,181	180,351

(iv)	State-controlled banks and other financial institutions

	Average interest rate		Group		Company
	2008	2007	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Bank deposits (included in
cash and cash equivalents)	0.4%	0.7%	1,762,245	845,719	1,601,059	630,783

Long-term bank borrowings	5.3%	5.7%	14,577,150	13,062,353	12,671,832	11,104,676

(c)	Guarantees by holding company

As at 31 December 2008, bank loans of the Group and the Company with an aggregate amount of RMB357 million and Nil respectively (2007: RMB1,008 million and Nil) were guaranteed by CEA Holding (Note 32).

(d)	Key management compensation

	2008	2007
	RMB’000	RMB’000

Salaries, bonus, allowances and benefits	1,614	1,805

45.	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

46.	CONTINGENT LIABILITIES

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenients for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiffs filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiffs filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiffs again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an opinion on 26 February 2009, dismissing the appeal of the plaintiffs and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People’s Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believe that a negative outcome of the case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide updates to the shareholders regarding the progress of the litigation. As at 31 December 2008, the Group was not involved in any other litigation, arbitration or claim of material importance.

APPENDIX II	FINANCIAL INFORMATION OF THE GROUP

47.	POST BALANCE SHEET EVENTS

On 15 January 2009, CEA Holding (as the principal), Eastern Air Group Finance Company Limited (the ‘‘Finance Company’’) (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement, pursuant to which, the Company will obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company. Details are set out in the Company’s announcement dated 15 January 2009.

On 19 January 2009, the Company obtained a two-year credit facility of RMB10 billion from Shanghai Pudong Development Bank.

On 13 February 2009, the Company obtained a three-year credit facility of RMB15 billion from Agricultural Bank of China.

On 26 February 2009, the Company convened an extraordinary general meeting of A and H Share Shareholders in which the special resolution in relation to the approval of the non-public issuance of 1,437,375,000 new A Shares at subscription price of approximately RMB5,563 million to China Eastern Air Holding Company and the issuance of 1,437,375,000 new H Share at subscription price of approximately RMB1,437 million to CES Global Holdings (Hong Kong) Limited was passed. Details are set out in the Company’s announcement dated 10 December 2008 and its Notice of Extraordinary General Meeting and Notice of H Shareholders Class Meeting dated 8 January 2009.

On 16 March 2009, the Company obtained a three-year credit facility of RMB11 billion from Construction Bank of China.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Set out below are the unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group as at 30 June 2009, the statement of adjusted consolidated net tangible assets of the Group and the unaudited pro forma statement of adjusted consolidated net tangible assets of the Enlarged Group (collectively, the ‘‘Unaudited Pro Forma Financial Information’’) which have been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Proposed Acquisition as if it had taken place on 30 June 2009.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purpose only and because of their hypothetical nature, they may not give a true picture of the financial position of the Enlarged Group had the Proposed Acquisition been completed as at 30 June 2009 or at any future date.

(I)	UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group is compiled based on the unaudited condensed consolidated balance sheet of the Group as at 30 June 2009 as extracted from the interim result announcement of the Company for the six months ended 30 June 2009, and the audited consolidated balance sheet of the Target Group as at 30 June 2009 as extracted from the accountant’s report of the Target Group as set out in Appendix I to this circular.

	Pro forma adjustments
	Unaudited
	condensed	Audited
	consolidated	consolidated
	statement of	statement of			Pro forma
	assets and	assets and			consolidated
	liabilities of	liabilities of			balances of
	the Group as	the Target	Other		the Enlarged
	at 30 June	Group as at	pro forma		Group as at
	2009	30 June 2009	adjustments		30 June 2009
	RMB’000	RMB’000	RMB’000		RMB’000
	(Note 1)	(Note 2)

ASSETS
Non-current assets
Intangible assets	116,402	21,874	379,355	(Note 3(a))	10,068,429
			9,550,798	(Note 3(b))
Property, plant and equipment	53,351,228	8,696,469	(1,700,625)	(Note 3(a))	60,347,072
Lease prepayments	983,767	117,244	368,351	(Note 3(a))	1,469,362
Advanced payments on acquisition of aircraft	5,667,142	2,966,923			8,634,065
Investments in jointly controlled entities	370,502	19,587			390,089
Investments in associates	703,710	55,085			758,795
Available-for-sale financial assets	61,268	181,945			243,213
Other long-term assets	874,585	542,208			1,416,793
Deferred tax assets	110,475	7,470			117,945

	62,239,079	12,608,805			83,445,763

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

	Pro forma adjustments
	Unaudited
	condensed	Audited
	consolidated	consolidated
	statement of	statement of		Pro forma
	assets and	assets and		consolidated
	liabilities of	liabilities of		balances of
	the Group as	the Target	Other	the Enlarged
	at 30 June	Group as at	pro forma	Group as at
	2009	30 June 2009	adjustments	30 June 2009
	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 1)	(Note 2)

Current assets
Flight equipment spare parts	918,384	392,576		1,310,960
Trade receivables	1,263,507	489,262		1,752,769
Amounts due from related companies	204,757	2,935		207,692
Prepayments, deposits and other receivables	3,954,369	749,070		4,703,439
Cash and cash equivalents	3,796,963	1,951,542		5,748,505
Derivative assets	208	—		208
Non-current assets held for sale	462,700	—		462,700

	10,600,888	3,585,385		14,186,273

TOTAL ASSETS	72,839,967	16,194,190		97,632,036

LIABILITIES
Current liabilities
Sales in advance of carriage	(1,119,648)	(194,547)		(1,314,195)
Trade payables and notes payable	(4,420,470)	(1,340,061)		(5,760,531)
Amounts due to related companies	(476,539)	(12,339)		(488,878)
Other payables and accrued expenses	(11,407,689)	(1,744,648)		(13,152,337)
Current portion of obligations under finance leases	(2,018,328)	(71,861)		(2,090,189)
Current portion of borrowings	(22,723,843)	(7,203,120)		(29,926,963)
Income tax payable	(22,285)	(20,250)		(42,535)
Current portion of provision for aircraft overhaul expenses	(333,547)	—		(333,547)
Derivative liabilities	(2,229,316)	(58,037)		(2,287,353)

	(44,751,665)	(10,644,863)		(55,396,528)

Non-current liabilities
Obligations under finance leases	(18,379,006)	(1,048,516)		(19,427,522)
Borrowings	(9,851,317)	(2,854,788)		(12,706,105)
Provision for aircraft overhaul expenses	(1,344,391)	(599,063)		(1,943,454)
Other long-term liabilities	(1,264,318)	(233,601)		(1,497,919)
Deferred tax liabilities	(41,139)	(295)		(41,434)
Post-retirement benefit obligations	(1,648,420)	(413,281)		(2,061,701)
Derivative liabilities	(129,578)	—		(129,578)

	(32,658,169)	(5,149,544)		(37,807,713)

TOTAL LIABILITIES	(77,409,834)	(15,794,407)		(93,204,241)

NET (LIABILITIES)/ASSETS	(4,569,867)	399,783		4,427,795

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Notes:

1.
The balances are extracted from the unaudited condensed consolidated balance sheet of the Group as at 30 June 2009 as set out in the interim result announcement dated 10 August 2009, which is set out in Appendix II to this circular.

2.
The adjustment represents the inclusion of the statement of assets and liabilities of the Target Group as at 30 June2009 as extracted from the accountant’s report of the Target Group as set out in Appendix I to this circular.

3.	The adjustments reflect the allocation of the cost of the acquisition to the identifiable assets and liabilities of the Target Group, which represents:

(a)	fair value adjustment of the identifiable assets and liabilities of the Target Group

Upon completion of the Proposed Acquisition, the identifiable assets and liabilities of the Target Group will be accounted for in the consolidated financial statements of the Enlarged Group at fair value under the purchase method of accounting in accordance with International Financial Reporting Standard No. 3 ‘‘Business Combinations’’ (‘‘IFRS 3’’). The identifiable assets and liabilities of the Target Group are recorded in the unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group at their fair values estimated by the Directors with reference to a valuation report issued by an independent valuer. The pro forma adjustments represent the fair value adjustments on property, plant and equipment, intangible assets and lease prepayments of the Target Group amounting to RMB1,700,625,000 in negative, RMB379,355,000 and RMB368,351,000 respectively.

(b)	recognition of goodwill

Goodwill represents the excess of the cost of the acquisition over the estimated fair value of the identifiable net assets of the Target Group. The cost of acquisition is calculated based on the Company’s 1,694,838,860 A Shares to be issued in connection with the Proposed Acquisition and the average trading price of A Share at RMB5.28 for a period of 20 trading days up to and including 5 June 2009, being the last trading day immediately before the suspension of trading of A Shares on the Shanghai Stock Exchange prior to 30 June 2009. The estimated fair value of the identified net assets of the Target Group as at 30 June 2009 is determined based on the Target Group’s net asset value attributable to the equity holders of the Target Company amounting to RMB350,870,000 and the fair value adjustments on property, plant and equipment, intangible assets and lease prepayments as set out in Note 3(a) above.

Since the closing share price of A share on the date of Completion and the fair value of the identifiable assets and liabilities of the Target Group at the date of Completion may be substantially different from their respective values used in the Unaudited Pro Forma Financial Information, the final amount of goodwill may be different from the amount presented above.

4.	No other adjustment has been made to reflect any trading result or other transaction of the Group and the Target Group entered into subsequent to 30 June 2009.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

(II)	STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP AND UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED GROUP

The statement of adjusted consolidated net tangible assets of the Group before completion of the Proposed Acquisition is compiled based on the unaudited condensed consolidated balance sheet of the Group as at 30 June 2009 as extracted from the interim result announcement of the Company for the six months ended 30 June 2009. The unaudited pro forma statement of adjusted consolidated net tangible assets of the Enlarged Group after completion of the Proposed Acquisition is compiled based on the unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group as at 30 June 2009 as set out in this Appendix:

Unaudited
Adjusted		pro forma
consolidated net		adjusted consolidated	Unaudited
tangible assets of		net tangible assets of	pro forma
the Group	Adjusted	the Enlarged Group	adjusted consolidated
attributable to	consolidated net	attributable to	net tangible assets of
the equity holders	tangible assets of	the equity holders of	the Enlarged Group
of the Company	the Group per Share	the Company	per Share
as at 30 June 2009	as at 30 June 2009	as at 30 June 2009	as at 30 June 2009
RMB’000	RMB’000	RMB’000	RMB’000
(Note 1)	(Note 2)	(Note 3)	(Note 4)

(5,187,366)	(0.67)	(6,190,644)	(0.66)

Notes:

1.
The adjusted consolidated net tangible assets of the Group attributable to the equity holders of the Company as at 30 June 2009 of RMB5,187,366,000 in negative is derived from the unaudited condensed consolidated balance sheet of the Group as set out in Appendix II to this circular, which is based on the unaudited consolidated net liabilities of the Group attributable to the equity holders of the Company as at 30 June 2009 of RMB5,070,964,000 with an adjustment for intangible assets as at 30 June 2009 of RMB116,402,000.

2.	The adjusted consolidated net tangible assets of the Group per Share as at 30 June 2009 is determined based on 7,741,700,000 Shares issued and outstanding as at 30 June 2009.

3.
The unaudited pro forma adjusted consolidated net tangible assets of the Enlarged Group attributable to the equity holders of the Company as at 30 June 2009 of RMB6,190,644,000 in negative is derived from the unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group as set out in section I of this appendix, which is based on the unaudited pro forma consolidated net assets of the Enlarged Group attributable to the equity holders of the Company as at 30 June 2009 of RMB3,877,785,000 with an adjustment for intangible assets as at 30 June 2009 of RMB10,068,429,000.

4.
The unaudited pro forma adjusted consolidated net tangible assets of the Enlarged Group per Share as at 30 June 2009 is determined based on 9,436,538,860 Shares assumed to be issued and outstanding as at 30 June 2009, representing 7,741,700,000 existing Shares and 1,694,838,860 new A Shares to be issued pursuant to the Proposed Acquisition.

5.	No other adjustment has been made to reflect any trading result or other transaction of the Group and the Target Group entered into subsequent to 30 June 2009.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

(III)	REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

ACCOUNTANT’S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF CHINA EASTERN AIRLINES CORPORATION LIMITED

We report on the unaudited pro forma financial information set out on pages 197 to 200 under the heading of ‘‘Unaudited Pro Forma Financial Information of the Enlarged Group’’ (the ‘‘Unaudited Pro Forma Financial Information’’) in Appendix III of the circular dated 25 August 2009 (the ‘‘Circular’’) of China Eastern Airlines Corporation (the ‘‘Company’’), in connection with the proposed acquisition of Shanghai Airlines Co., Ltd. (the ‘‘Proposed Acquisition’’) by the Company. The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Proposed Acquisition might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the ‘‘Group’’). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 197 to 200 of the Circular.

Respective Responsibilities of Directors of the Company and the Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘‘Listing Rules’’) and Accounting Guideline 7 ‘‘Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars’’ issued by the Hong Kong Institute of Certified Public Accountants (the ‘‘HKICPA’’).

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 ‘‘Accountants’ Reports on Pro Forma Financial Information in Investment Circulars’’ issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unaudited consolidated statement of assets and liabilities of the Group as at 30 June 2009 with the unaudited condensed consolidated financial statements of the Group as at 30 June 2009, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 30 June 2009 or any future date.

Opinion

In our opinion:

a)	the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b)	such basis is consistent with the accounting policies of the Group; and

c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 25 August 2009

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

Shanghai Airlines is a company with its A shares listed on Shanghai Stock Exchange on 11 October 2002. Shanghai Airlines primarily engages in the business of domestic air transportation of passengers and cargo, agency business for airline companies, approved international and regional business for air transportation of passengers and cargo, domestic business flight, business flight in neighbouring countries and regions, approved management of business aircraft, and maintenance of aviation equipment and machinery.

In the last several years, the Target Group (as defined in Appendix I) has been actively developing its principal business by gradually expanding the scale of its fleet and the coverage of its airline routes, actively pursuing cooperation with other international and domestic airlines, and promoting its strategy of globalization. Until now, the scheduled flights of the Target Group connects more than 60 cities spanning the PRC and overseas, and it has ran more than 170 passenger routes, and operated a total of 68 aircraft.

RESULTS OF OPERATIONS

Revenues

For 2006, 2007, 2008 and the period from January to June 2009, the revenues generated by the Target Group amounted to RMB9,842 million, RMB12,045 million, RMB13,154 million and RMB5,328 million respectively, the breakdown of which is as follows:

	The Target Group
	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)

Revenues
Traffic revenues
— Passenger	6,301,485	7,467,893	8,400,729	4,057,528	3,714,386
— Cargo and mail	1,284,774	1,850,631	1,977,810	1,024,984	489,349
Revenue from tour operations	1,124,660	1,329,857	1,359,314	748,849	581,744
Revenue from export and import trading	864,655	976,116	726,413	359,026	265,779
Revenue from freight forwarding services	459,304	565,710	713,467	331,693	265,868
Others	54,796	170,911	285,139	214,798	157,070

	10,089,674	12,361,118	13,462,872	6,736,878	5,474,196
Less: Business tax	(247,625)	(316,261)	(308,780)	(176,299)	(146,176)

	9,842,049	12,044,857	13,154,092	6,560,579	5,328,020

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

In 2007, the rapid growth of demand in the aviation market contributed to a substantial growth of the revenue of the Target Group. in the year of 2008 there was a slowdown of the growth rate of the Target Group’s revenue, followed by a decrease of revenue for the period from January to June 2009, with the following primary reasons: (1) the quick decrease of demand in the aviation market under the overall economic adjustments on a global basis against the backdrop of the financial crisis; (2) the significant impact in terms of international passenger and cargo transportation in Shanghai, which has its economy more outward-oriented as a leading city in Yangtze River Delta; (3) the occurrence of natural disasters and the unexpected circumstances in 2008 as well as the spread of H1N1 flu in 2009 also had, to a certain extent, adverse impact on the demand for aviation.

Other Income

For 2006, 2007, 2008 and the period from January to June 2009, other operating income generated by the Target Group amounted to RMB4 million, RMB45 million, RMB82 million and RMB315 million respectively. The larger amount of other operating income for the period from January to June 2009 was mainly a result of the return of civil aviation infrastructure levies paid.

Operating Expenses

Operating expenses incurred by the Target Group in 2006, 2007, 2008 and the period from January to June 2009 amounted to RMB9,724 million, RMB12,444 million, RMB14,451 million and RMB5,725 million respectively, mainly comprising aircraft fuel expenses, take-off and landing charges, depreciation and amortization, wages, salaries and benefits expenses, aircraft maintenance expenses, aircraft operating lease rentals, transportation and accommodation expenses and loss/gain on fair value movements of derivative financial instrument.

(1)	Aircraft fuel

For 2006, 2007, 2008 and the period from January to June 2009, the aircraft fuel expenses of the Target Group amounted to RMB2,770 million, RMB3,704 million, RMB4,958 million and RMB1,400 million, accounting for 28.49%, 29.76%, 34.31% and 24.46% respectively of its operating expenses. The continual upsurge of aircraft fuel cost in 2007 and 2008 was mainly due to the fact that international oil prices sustained at a high level. The decrease in international oil prices in the first half of 2009 pulled down the cost of the Target Group’s aircraft fuel.

(2)	Take-off and landing charges

For 2006, 2007, 2008 and the period from January to June 2009, the take-off and landing charges of the Target Group amounted to RMB855 million, RMB1,046 million, RMB1,128 million and RMB588 million respectively, accounting for 8.79%, 8.40%, 7.80% and 10.26% respectively of the Target Group’s operating expenses. The growth of the take-off and landing charges was mainly due to the increase in the number of take-offs and landings of aircraft as a result of the expansion of its scale of operations. Since 1 March 2008, there was a certain degree of increase in the unit price of aircraft take-off and landing, under the adjustment of the fee-charging policy applicable to civil airports in the PRC. This was also an important reason for the growth of take-off and landing charges incurred by the Target Group in 2008 and the first half of 2009.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

(3)	Depreciation and amortization

For 2006, 2007, 2008 and the period from January to June 2009, the depreciation and amortization of the Target Group amounted to RMB654 million, RMB747 million, RMB726 million and RMB415 million respectively. The persistent increase was mainly due to the increase in the number of aircraft.

(4)	Wages, salaries and benefits

For 2006, 2007, 2008 and the period from January to June 2009, the wages, salaries and benefits of the Target Group amounted to RMB902 million, RMB1,192 million, RMB1,412 million and RMB778 million respectively. For the period from the end of 2006 to the first half of 2009, the Target Group had its headcount increasing from 4,542 to 5,754. The expansion in the size of its staff and the increase in wages and salaries contributed to the growth of the Target Group’s wages, salaries and benefits expenses.

(5)	Aircraft maintenance

For 2006, 2007, 2008 and the period from January to June 2009, the aircraft maintenance expenses incurred by the Target Group amounted to RMB493 million, RMB726 million, RMB963 million and RMB386 million. The growth was primarily attributable to the expansion of the scale of its fleet.

(6)	Aircraft operating lease rentals

For 2006, 2007, 2008 and the period from January to June 2009, the Target Group’s aircraft operating lease rentals amounted to RMB798 million, RMB1,103 million, RMB1,195 million and RMB590 million respectively. The growth was primarily due to the increase in the number of aircraft under operating lease which in turn was a result of the expansion of the scale of its fleet.

(7)	Transportation and accommodation

For 2006, 2007, 2008 and the period from January to June 2009, the Target Group’s transportation and accommodation expenses amounted to RMB1,034 million, RMB1,223 million, RMB1,244 million and RMB458 million respectively. The growth was primarily attributable to the expansion of the scale of its tour operations.

(8)	Loss/gain on fair value movements of derivative financial instrument

The use of hedging contract against the risk of oil price upsurge adopted by the Target Group was implemented since 2008 and there was no loss/gain on fair value movements of derivative financial instrument in 2006 and 2007. In 2008, it was a loss on fair movement of derivative financial instrument amounting to RMB182 million, whereas for the period from January to June 2009 it was a gain amounting to RMB52 million. The primary reason was the substantial drop in international oil prices in the second half of 2008, contributing to a loss on the fair value of the Target Group’s 2-year WTI hedging contracts. In the first half of 2009 when international oil prices picked up, there was a reversal of the loss in relation to that part of the fair value.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

Finance income

For 2006, 2007, 2008 and the period from January to June 2009, the finance income of the Target Group amounted to RMB143 million, RMB283 million, RMB297 million and RMB12 million respectively. Finance income comprises primarily net foreign exchange gain. From 2006 to 2008, the persistent increase in the exchange rate of RMB contributed to the continual increase in net foreign exchange gain, and resulting in an increase in finance income. In the first half of 2009 when the appreciation of RMB slowed down, net foreign exchange gain substantially dropped and so was finance income.

Finance costs

For 2006, 2007, 2008 and the period from January to June 2009, the finance costs of the Target Group amounted to RMB274 million, RMB375 million, RMB397 million and RMB182 million respectively, among which interest on loans from banks amounted to RMB303 million, RMB399 million, RMB424 million and RMB209 million respectively. The increase in finance costs was primarily due to the persistent expansion of the scale of borrowing.

Profit/(Loss)

As a result of the foregoing, the profit/(loss) attributable to equity holders of the Target Group amounted to RMB8 million, –RMB532 million, –RMB1,199 million and –RMB271 million respectively for 2006, 2007, 2008 and the period from January to June 2009.

LIQUIDITY AND CAPITAL STRUCTURE

Cash and cash equivalents

As at 31 December 2006, 31 December 2007, 31 December 2008 and 30 June 2009, the Target Group had cash and cash equivalents of RMB622 million, RMB944 million, RMB1,056 million and RMB1,952 million. In June 2009, the Target Group has raised RMB1,000 million through non public offering and its cash and cash equivalents increased correspondingly.

For 2006, 2007, 2008 and the period from January to June 2009, net cash inflow from the Target Group’s operating activities was RMB1,491 million, RMB826 million, RMB385 million and RMB49 million respectively. The decrease in net cash inflow from operating activities in 2007 and 2008 was primarily due to the persistent upsurge of international oil prices which contributed to continual increase in cash expenditure on aircraft fuel costs. The relatively lower net cash inflow from operating activities in 2009 was mainly due to the decrease in revenue from its principal business.

For 2006, 2007, 2008 and the period from January to June 2009, the Target Group’s net cash outflow from its investing activities amounted to RMB1,993 million, RMB1,172 million, RMB1,292 million and RMB907 million respectively. The net cash outflow generated from investing activities was mainly attributable to the purchase of aircraft and equipment and the payment schedules.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

For 2006, 2007, 2008 and the period from January to June 2009, the Target Group’s net cash inflow from financing activities amounted to RMB566 million, RMB678 million, RMB1,023 million and RMB1,754 million. The persistent increase was primarily attributable to the continual expansion of the scale of bank borrowing. In June 2009, the Target Group has raised RMB1,000 million through non public offering and its cash inflow from financing activities for the period from January to June 2009 increased correspondingly.

Net current liabilities

As at 31 December 2006, 31 December 2007, 31 December 2008 and 30 June 2009, the net current liabilities of the Target Group amounted to RMB3,861 million, RMB5,258 million, RMB7,340 million and RMB7,059 million respectively.

Financial liabilities

As at 31 December 2006, 31 December 2007, 31 December 2008 and 30 June 2009, the Target Group had a debt structure which mainly comprised short-term debts with a maturity within one year. The breakdown of the Target Group’s debt profile is set out below:

	The Target Group
		Between	Between
	Less than	1 and	2 and	Over
	1 year	2 years	5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2006
Short term debentures	800,000	—	—	—
Borrowings	2,891,292	730,380	1,769,798	1,694,534
Trade, notes and other payables	2,117,684	—	—	—

Total	5,808,976	730,380	1,769,798	1,694,534

At 31 December 2007
Short term debentures	800,000	—	—	—
Borrowings	4,123,129	783,820	1,562,454	1,221,386
Obligations under finance leases	54,784	54,590	164,089	381,686
Trade, notes and other payables	2,995,494	—	—	—

Total	7,973,407	838,410	1,726,543	1,603,072

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

	The Target Group
		Between	Between
	Less than	1 and	2 and	Over
	1 year	2 years	5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2008
Borrowings	6,332,098	863,049	1,422,724	871,174
Derivative financial instrument	172,458	—	—	—
Obligations under finance leases	103,891	106,146	329,018	862,364
Trade, notes and other payables	3,238,504	—	—	—

Total	9,846,951	969,195	1,751,742	1,733,538

At 30 June 2009
Borrowings	7,395,213	838,409	1,374,833	867,350
Derivative financial instrument	58,037	—	—	—
Obligations under finance leases	108,626	110,083	339,860	815,351
Trade, notes and other payables	3,084,709	—	—	—

Total	10,646,585	948,492	1,714,693	1,682,701

Gearing Ratio

As at 31 December 2006, 31 December 2007, 31 December 2008 and 30 June 2009, the gearing ratio of the Target Group was 0.79, 0.87, 1.04 and 0.95 respectively.

CAPITAL EXPENDITURES

Up to 2015, it is estimated that the Target Group’s capital expenditure on aircraft and aviation equipment, including deposit payment, will be approximately RMB8,130 million in aggregate, among which it is expected that RMB934 million will be expended in 2009 and RMB1,573 million in 2010. The aforesaid amounts are subject to upward adjustment to take into account stipulations under contracts, or changes in price indices. The Target Group intends to satisfy the aforesaid other capital requirements with its revenue from operations, existing credit facilities granted by banks, bank borrowings, leasing arrangements and other means of external financing.

RISK PROFILE

Liquidity risk

The Target Group’s primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. It finances its working capital requirements through a combination of funds generated from operations and bank borrowings. It generally finances the acquisition of aircraft through long-term finance leases and bank loans.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

Due to the dynamic nature of the underlying businesses, the Target Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. At 30 June 2009, the Target Group had total un-used credit facilities of approximately RMB14.9 billion from certain banks.

Interest rate at risk

The Target Group’s interest-rate risk primarily arises from borrowings and obligations under finance leases borrowings issued at variable rates expose it to cash flow interest-rate risk.

The following table indicates the approximate change in the Target Group’s profit and loss if interest rate had been 25 bases points higher with all other variables held constant.

	The Target Group
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Decrease in profit after tax	(13,358)	(17,272)	(20,642)	(11,949)

Foreign currency risk

The Target Group operates its business in several countries and territories. It generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. Its major liability item (purchases and leases of aircraft) is mainly priced and settled in US dollars. In addition, fluctuations in exchange rates will affect the Target Group’s costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges at foreign airports.

The following table details the Target Group’s exposure at the balance sheet date to major currency risk which is primarily attributable to US dollars.

	The Target Group
				As at
	As at 31 December			30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	25,192	36,510	47,144	78,824
Cash and cash equivalents	34,411	151,483	45,665	54,539
Trade and other payables	(83,328)	(156,042)	(149,111)	(115,532)
Obligations under finance leases	—	(498,956)	(1,154,784)	(1,120,377)
Borrowings	(4,198,596)	(4,303,086)	(3,670,354)	(4,079,153)

Net balance sheet exposure	(4,222,321)	(4,770,091)	(4,881,440)	(5,181,699)

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

Fuel price risk

The Target Group’s results of operations may be significantly affected by fluctuations in fuel prices.

For the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009, if the fuel price had been 5% higher or lower with all other variables held constant (excluding the impact of fuel option contracts), the Target Group’s fuel cost would have been RMB139 million, RMB185 million, RMB248 million and RMB70 million higher or lower respectively.

EMPLOYEES AND REMUNERATION POLICY

As at 31 December 2006, 31 December 2007, 31 December 2008 and 30 June 2009, the Target Group had a headcount of 4,542, 5,256, 5,769 and 5,754 respectively. For 2006, 2007, 2008 and the period from January to June 2009, the Target Group’s expenses on wages, salaries and other benefits totaled RMB902 million, RMB1,192 million, RMB1,412 million and RMB778 million respectively. Remuneration for employees of the Target Group basically comprises basic salaries and performance- based bonuses.

CHARGES ON THE ASSETS OF THE TARGET GROUP

As at 31 December 2006, 2007 and 2008 and 30 June 2009, certain aircraft and buildings owned by the Target Group with an aggregate net book amount of approximately RMB4,547 million, RMB4,306 million, RMB4,035 million and RMB4,241 million respectively were pledged as collateral under certain loan arrangements.

PRINCIPAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. The Target Group’s principal accounting policies are set forth in Note 2 to Appendix I ‘‘Financial Information of Shanghai Airlines’’ (‘‘Financial Information’’) of this circular. The Target Group adopts the accounting policies and makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of property, plant and equipment

The Target Group tests whether property, plant and equipment have been impaired in accordance with the accounting policy stated in Note 2(l) to the Financial Information as set out in Appendix I of this circular. An impairment loss is recognized for the amount by which the recoverable amount of property, plant and equipment being lower than its carrying value. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. The calculation of value in use is based on cash flow projections approved by management in which various assumptions and estimations (including but not limited to ticket price, fuel price, load factor, aircraft daily utilisation, fuel cost and discount rate etc.) are involved. Different judgments and estimations could significantly affect the results of the calculation.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

(b)	Revenue recognition

The Target Group recognises passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(e) to the Financial Information as set out in Appendix I of this circular. Unused tickets are recognised in traffic revenues based on management’s estimates. Management annually evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(c)	Frequent flyer programme

The Target Company operates a frequent flyer programme called ‘‘Crane Club’’ that provides travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions which are then used to project the expected utilisation of these benefits and the estimated fair value of the redeemable miles. Any remaining unutilised benefits are recognised as deferred revenue. Different judgments and estimates could significantly affect the estimated deferred revenue or impact the results of operations.

(d)	Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Target Group’s historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, the timeframe between each overhaul and the ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and materially impact the results of operations.

(e)	Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks of aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycles and the timeframe between each overhaul. These judgments or estimates are based on historical experience of returning similar airframe and engine models, actual costs incurred and aircraft and engine status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE TARGET GROUP

(f)	Post retirement benefits

The Target Group operates and maintains defined retirement benefit plans which provide certain retirees with various retirement subsidies. The cost of providing the benefits in the defined retirement benefit plans is actuarially determined and recognised over the eligible employees’ service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(v) to the Financial Information as set out in Appendix I of this circular. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate etc. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Target Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the Financial Information.

(g)	Taxation

The Target Group is subject to various taxes in different areas. Significant judgement is required in determining the provision for various tax charges. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax provisions in the period in which such determination is made.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the Financial Information as set out in Appendix I of this circular, the Target Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Target Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Target Group’s ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense are made.

APPENDIX V	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

		Number and type of shares held and nature of interest
						Capacity in which the
Name	Position	Personal	Family	Corporate	Total	A Shares were held

Liu Shaoyong	Chairman, Director	—	—	—	0	—
Li Jun	Vice-Chairman,	—	—	—	0	—
	Director
Ma Xulun	Director	—	—	—	0	—
Luo Chaogeng	Director	6,600 A Shares	—	—	6,600 A Shares	Beneficial owner
		(Note 1)			(Note 1)
Luo Zhuping	Director, Company	11,616 A Shares	—	—	11,616 A Shares	Beneficial owner
	secretary	(Note 2)			(Note 2)
Hu Honggao	Independent non-executive	—	—	—	0	—
	Director
Wu Baiwang	Independent non-executive	—	—	—	0	—
	Director
Zhou Ruijin	Independent non-executive	—	—	—	0	—
	Director
Xie Rong	Independent non-executive	—	—	—	0	—
	Director
Sandy Ke-Yaw	Independent non-executive	—	—	—	0	—
Liu	Director
Liu Jiangbo	Chairman of the	—	—	—	0	—
	Supervisory Committee
Xu Zhao	Supervisor	—	—	—	0	—
Yan Taisheng	Supervisor	—	—	—	0	—
Feng Jinxiong	Supervisor	—	—	—	0	—
Liu Jiashun	Supervisor	3,960 A Shares	—	—	3,960 A Shares	Beneficial owner
		(Note 3)			(Note 3)
Zhang Jianzhong	Vice President	—	—	—	0	—
Li Yangmin	Vice President	3,960 A Shares	—	—	3,960 A Shares	Beneficial owner
		(Note 3)			(Note 3)
Fan Ru	Vice President	3,696 A Shares	—	—	3,696 A Shares	Beneficial owner
		(Note 4)			(Note 4)
Wu Yongliang	Chief Financial Officer	3,696 A Shares	—	—	3,696 A Shares	Beneficial owner
		(Note 4)			(Note 4)

Notes:

1.	representing approximately 0.00014% of the Company’s total issued and listed A Shares, totalling 4,737,375,000 A Shares, as at the Latest Practicable Date.

2.	representing approximately 0.00025% of the Company’s total issued and listed A Shares, totalling 4,737,375,000 A Shares, as at the Latest Practicable Date.

APPENDIX V	GENERAL INFORMATION

3.	representing approximately 0.000084% of the Company’s total issued and listed A Shares, totalling 4,737,375,000 A Shares, as at the Latest Practicable Date.

4.	representing approximately 0.000078% of the Company’s total issued and listed A Shares, totalling 4,737,375,000 A Shares, as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in appendix 10 to the Listing Rules.

Each of Liu Shaoyong, Li Jun and Luo Chaogeng was as at the Latest Practicable Date a director or employee of CEA Holding, which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company’s senior management, had an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

			Interest
			As at the Latest Practicable Date
			Approximate	Approximate	Approximate
			percentage of	percentage of	percentage of
			shareholding in	shareholding in	shareholding in
	Nature of	Number of	the Company’s	the Company’s	the Company’s
	shares	shares	total issued	total issued	total issued	Short
Name of shareholder	interested	interested	share capital	A Shares	H Shares	position

CEA Holding	A Shares	4,831,375,000	62.41%	101.98%	—	—
CEA Holding (Note 1)	H Shares	1,927,375,000	24.90%	—	64.15%	—
CES Global (Note 1)	H Shares	1,927,375,000	24.90%	—	64.15%	—
HKSCC Nominees Limited (Notes 2 to 3)	H Shares	1,541,701,139	19.91%	—	51.32%	—

APPENDIX V	GENERAL INFORMATION

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at the Latest Practicable Date:

1.	Such H Shares were held by CES Global, in the capacity of beneficial owner, which in turn is 100% held by CEA Holding.

2.
Among the 1,541,701,139 H Shares held by HKSCC Nominees Limited, 189,078,000 H Shares (representing approximately 12.07% of the Company’s then total issued H Shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

3.
Among the 1,541,701,139 H Shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 90,371,770 H Shares (representing approximately 5.77% of the Company’s then total issued H Shares). Barclays PLC was interested in the aforesaid 90,371,770 H Shares in the manner as follows:

a.
336,970 H Shares (representing approximately 0.02% of the Company’s then total issued H Shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

b.
4,790,000 H Shares (representing approximately 0.31% of the Company’s then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

c.
85,244,800 H Shares (representing approximately 5.44% of the Company’s then total issued H Shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX V	GENERAL INFORMATION

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its Directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant member of the Group:

		Approximate
		percentage of
Subsidiary	Name of relevant substantial shareholder	shareholding

上海科技宇航有限公司	新加坡科技宇航有限公司	49%
(Shanghai Technology Aerospace Company Limited)	(Singapore Technology Aerospace Limited)
東方航空（汕頭）經濟發展有限公司	汕頭航空用品總公司	45%
(Eastern Airlines (Shantou) Economic Development Co., Ltd.)	(Shantou Aviation Equipment Group Company)
上海東方飛機維修有限公司	Aircraft Engineering Investment Ltd.	40%
(Shanghai Eastern Aircraft Maintenance Co., Ltd.)
中國貨運航空有限公司	中國遠洋運輸（集團）總公司	30%
(China Cargo Airlines Co., Ltd.)	(China Ocean Shipping (Group) Company)
上海東方遠航物流有限公司	中國遠洋運輸（集團）總公司	30%
(Shanghai Eastern Logistics Co. Ltd.)	(China Ocean Shipping (Group) Company)
中國東方航空江蘇有限公司	江蘇省國信資產管理集團有限公司	23.89%
(China Eastern Airlines Jiangsu Co., Ltd.)	(Jiangsu Provincial Guoxin Asset Management Group Co., Ltd.)
東航發展（香港）有限公司	大中華運通有限公司	20%
(Eastern Airlines Development (HK) Co., Ltd.)	(Dazhonghua Yuntong Co., Ltd.)
東航大酒店有限公司	CEA Holding	14%
(Eastern Airlines Hotel Co., Ltd.)

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company’s supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3.	NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2008, being the date to which the latest published audited accounts of the Company have been made up.

Please also refer to section 2.9 of the circular of the Company dated 24 July 2009 relating to the financial status of the Group.

APPENDIX V	GENERAL INFORMATION

4.	COMPANY’S OFFICERS

Mr. Luo Zhuping, who is a holder of a Master’s degree in global economics, is a Director and the secretary of the Company.

5.	EXPERT STATEMENT

The following is the qualification of the expert who has given its opinion or advice which are contained in this circular:

Name	Qualification

PwC	Certified Public Accountants

As at the Latest Practicable Date, PwC had no beneficial shareholding interest in any member of the Group or has no right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

PwC has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its reports and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, PwC was not interested, directly or indirectly, in any assets which had been since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within a year without payment of any compensation (other than statutory compensation).

7.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

APPENDIX V	GENERAL INFORMATION

8.	LITIGATION

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non-convenients for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiffs filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiffs filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiffs again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an opinion on 26 February 2009, dismissing the appeal of the plaintiffs and affirming the original order. On 18 August 2009, the Company received the complaint of the family members of certain victims from the Beijing No. 2 Intermediate People’s Court.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Enlarged Group.

9.	TRADING AND FINANCIAL PROSPECTS OF THE ENLARGED GROUP

Trading prospects

As an aviation enterprise which performs public service functions, the operation of the Enlarged Group is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Enlarged Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreaks of unexpected events.

The Company is of the view that the global economy can be expected to grow in 2009, but the rate may falter. The economic growth in East Asia continues. Factors such as international oil price, imbalance in global trading and investment and the swine flu become uncertainties in the global economic environment. China’s economy is at a stage of growth, and with further system reform and opening up, the inherent impetus of economic growth and agility, spending increases gradually. In industrialized cities and town, the progress is faster, which continues to lead a faster economic growth, hence the effects of the macro-economic regulation. As such, growth in air transport demand is maintained.

The Company will seize upon the opportunity and make timely adjustments to its capacity, thereby pushing up the turnover volume in every aspect, and hence its revenue in air transport.

Financial outlook

The Directors believe that the growth of China’s air passenger and cargo traffic will recover in 2009 and beyond, reflecting a positive outlook for China’s economic and trade growth, rising domestic consumption and growth of business and leisure travel. At the same time, industry consolidation as evidenced by the restructuring undertaken by the three major airline groups in China, i.e. Air China, China Southern Airlines and the Group, will be beneficial to the establishment of a healthy and orderly market competition situation. As a result of immense market demand, the Company expects that, Chinese carriers, including the Enlarged Group, may experience positive revenue growth in 2009 subject to the impact of high aviation fuel price.

APPENDIX V	GENERAL INFORMATION

10.	INDEBTEDNESS OF THE ENLARGED GROUP

Borrowings

At the close of business on 30 June 2009, being the latest practicable date for the purpose of this indebtedness statement, the Enlarged Group had the following borrowings:

		Unsecured
			Non-
	Secured	Guaranteed	guaranteed	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term bank loans	912,491	290,000	20,753,571	21,956,062
Notes payable	166,660	—	4,092,267	4,258,927
Long-term bank loans	7,471,006	166,903	13,039,097	20,677,006
Finance lease obligations	21,517,711	—	—	21,517,711
Loan from an associate, Eastern Air Group Finance Co., Ltd.	—	—	1,617,151	1,617,151

	30,067,868	456,903	39,502,086	70,026,857

Secured short-term bank loans were secured by bank deposits of RMB954,965,000.

Notes payable were secured by bank deposits of RMB65,332,000.

Secured long-term bank loans and other loan were secured by certain aircrafts and other fixed assets with an aggregate carrying amount of RMB13,447,174,000 and RMB170,929,000 respectively.

Finance lease obligations were secured by the related aircrafts under finance leases with an aggregate carrying amount of RMB29,492,431,000 and the relevant insurance policies and bank guarantees.

The unsecured guaranteed short-term and long-term loans were guaranteed by CEA Holding.

APPENDIX V	GENERAL INFORMATION

Material Capital Commitments

Details of the material capital commitments of the Enlarged Group as at 30 June 2009 are set out as follows:

RMB’000

Authorised and contracted for:
— Aircraft, engines and flight equipment	70,257,958
— Other property, plant and equipment	90,681

70,348,639

Authorised but not contracted for:
— Other property, plant and equipment	4,309,011

Total capital commitments	74,657,650

Contracted expenditure for the above aircraft, engines and flight equipment, including deposits prior to delivery and subject to future inflation increases built into the contracts and discounts available upon delivery of the aircraft (if any), were expected to be paid as follows:

RMB’000

Within 1 year	15,213,553
In the second year	11,849,681
In the third year	18,085,249
In the fourth year	10,886,047
Over four years	14,223,428

70,257,958

Contingent Liabilities

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenients for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiffs filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiffs filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiffs again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an opinion on 26 February 2009, dismissing the appeal of the plaintiffs and affirming the original order. On 18 August 2009, the Company received the complaint of the family members of certain victims from the Beijing No. 2 Intermediate People’s Court. The management of the Group believe that a negative outcome of the case will not have an adverse effect on the financial condition and results of operations of the Company.

APPENDIX V	GENERAL INFORMATION

General

Save as aforesaid and apart from intra-group liabilities, the Enlarged Group did not have (a) any other debt securities issued and outstanding, and authorised or otherwise created but unissued; (b) any other term loans; (c) any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments; (d) any other mortgages or charges; or (e) any other material guarantees or contingent liabilities at the close of business on 30 June 2009.

11.	SUFFICIENCY OF WORKING CAPITAL

Taking into account the financial resources available to the Enlarged Group, including internally generated funds and the available banking facilities, the Directors are of the opinion that the Enlarged Group will have sufficient working capital for its present requirements, that is at least for the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

12.	INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Enlarged Group.

13.	MATERIAL CONTRACTS

On 9 November 2007, the Company entered into a subscription agreement with Singapore Airlines Limited (‘‘SIA’’) and Lentor Investment Pte. Ltd.. Simultaneously with the entering into the Investor Subscription Agreement, CEA Holding entered into a subscription agreement with the Company. On the same date, SIA and the Company entered into a cooperation agreement and a personnel secondment agreement. Details of the above agreements are disclosed in the circular of the Company dated 23 November 2007.

On 16 November 2007, CEA Holding (as the acquirer), the Company (as the seller) and 上海民航 華東凱亞系統集成有限公司 (East China Cares System Co., Ltd.) (‘‘East China Cares’’) (as the seller) entered into an equity transfer agreement pursuant to which the Company and East China Cares agreed to dispose of their entire equity interests in 上海東航投資有限公司 (China Eastern Air Investment Company Limited) (‘‘CEA Investment’’) to CEA Holding. The consideration to be received by the Company and the East China Cares are approximately RMB461.9 million and RMB5.66 million respectively. Details of the above agreements are disclosed in the announcement of the Company dated 10 November 2007.

APPENDIX V	GENERAL INFORMATION

On 29 December 2008, CEA Holding entered into a subscription agreement with the Company, pursuant to which, CEA Holding will subscribe in cash for 1,437,375,000 new A Shares at the subscription price of RMB3.87 per A Share. On the same day, CES Global entered into another subscription agreement with the Company, pursuant to which, CES Global will subscribe in cash for 1,437,375,000 new H Shares at the subscription price of RMB1.00 per H Share. Details of the above agreements are disclosed in the circular of the Company dated 8 January 2009.

On 25 February 2009, Jin Jiang International Holdings Co., Ltd (錦江國際（集團）有限公司) (“Jin Jiang International”) entered into a subscription agreement with Shanghai Airlines, pursuant to which, Jin Jiang International will subscribe in cash for 222,222,200 new A shares of Shanghai Airlines at the subscription price of RMB4.50 per A share of Shanghai Airlines. Details of the agreement is disclosed in the announcement of Shanghai Airlines published on the Shanghai Stock Exchange on 26 February 2009.

On 10 July 2009, CEA Holding entered into a subscription agreement with the Company, pursuant to which, CEA Holding will subscribe in cash for not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share. On the same day, CES Global entered into another subscription agreement with the Company, pursuant to which, CES Global will subscribe in cash for not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per H Share. Details of the above agreements are disclosed in the circular of the Company dated 24 July 2009.

On 10 July 2009, the Company and Shanghai Airlines entered into an Absorption Agreement in relation to the absorption proposal, which, if fully implemented, will involve the issue of a maximum of 1,694,838,860 A Shares by the Company to the SA Shareholders on a record date to be determined and announced by the Company and Shanghai Airlines, in exchange for all the existing issued shares of Shanghai Airlines. Details of the above agreement is disclosed in the announcement of the Company dated 10 July 2009.

Save as disclosed above, no material contract (not being contract entered into in the ordinary course of business) has been entered into by any member of the Enlarged Group within the two years immediately preceding the issue of this circular.

14.	INVESTORS WHOSE H SHARES HELD BY NOMINEE OR TRUSTEE AND HOLDERS OF ADRs DISSENTING THE ABSORPTION PROPOSAL

As stated in the Announcement, the Shareholders who dissent the Absorption Proposal may be entitled to require a third party procured by the Company to buy-back the Shares of such Shareholders pursuant to the Absorption Proposal. According to Article 172 of the Articles of Association, the dissenting right referred to above is available to the registered holders of such Shares. Accordingly, any investor who has its H Shares held by nominee (including, for example, but without limitation, any H Shares held through CCASS operated by Hong Kong Securities Clearing Company Limited by any CCASS broker/custodian participant) or trustee and wishes to exercise such dissenting right should:

APPENDIX V	GENERAL INFORMATION

(1)
take steps to register such H Shares under the name of such investor and take delivery of its H Shares so as to become the registered holder of such Shares prior to the EGM and the respective class meetings. Any investor who has Shares held by nominee or trustee (including, for example, without limitation, any shares held through CCASS by any CCASS broker/custodian participant) and who wishes personally to exercise the above dissenting right should take the steps to have the Shares registered in his/her/its name; or

(2)
give instructions to and/or enter into private arrangements with its nominee or trustee such that such nominee or trustee will make the request of such Shareholders who dissent the Absorption Proposal in strict compliance with the conditions and procedures set out above.

Holders of ADRs of the Company who wish to exercise the dissenting rights discussed above should take steps to present their ADRs of the Company to the Bank of New York, the Company’s Depositary, for cancellation and delivery of the H Shares so as to become registered shareholders of the Company prior to the EGM and the respective class meetings.

15.	DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the offices of Baker & McKenzie, 23rd Floor, One Pacific Place, 88 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Articles of Association;

(2)	the Company’s 2007 and 2008 annual reports and the interim results announcement of the Company dated 10 August 2009;

(3)	each contract set out in the paragraph headed ‘‘Material Contracts’’ in this Appendix;

(4)	each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company;

(5)	the accountant’s report on Shanghai Airlines from PwC as set out in Appendix I to this circular;

(6)	the report from PwC regarding the unaudited pro forma financial information of the Enlarged Group as set out in Appendix III to this circular; and

(7)	the written consent from PwC referred to in the paragraph headed ‘‘Expert Statements’’ in this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the ‘‘EGM’’) of 中國東方航 空股份有限公司 (China Eastern Airlines Corporation Limited) (the ‘‘Company’’) will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2 : 00 p.m. on 9 October 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 25 August 2009 (the ‘‘Circular’’) relating to, among other things, the absorption of Shanghai Airlines):
AS SPECIAL RESOLUTIONS

1.
‘‘THAT, the proposal for the absorption of Shanghai Airlines by the Company through share exchange be and is hereby approved, ratified and confirmed. Details of the aforesaid absorption proposal were set out in the Circular.’’

2.	‘‘THAT, the terms and conditions and the implementation of the transactions contemplated under the Absorption Agreement be and is hereby approved, ratified and confirmed.’’

3.
‘‘THAT, the Draft Report for the Absorption of Shanghai Airlines Co., Ltd by China Eastern Airlines Corporation Limited 《中國東方航空股份有限公司換股吸收合併上海航空股份有限公司 報告書（草案）》be and is hereby approved, ratified and confirmed. Details of the aforesaid draft report were contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 10 August 2009.’’

4.
‘‘THAT, conditional upon the passing of Resolution No. 1 above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect the increases in the registered capital and change of shareholding of the Company.’’

AS ORDINARY RESOLUTIONS

5.	‘‘THAT, that the Company satisfies the conditions for material assets reorganization be and is hereby confirmed.’’

6.
‘‘THAT, conditional upon the passing of Resolution No. 1 above, the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 above or any matter incidental thereto.’’

NOTICE OF EXTRAORDINARY GENERAL MEETING

7.
‘‘THAT, in connection with the proposed absorption of Shanghai Airlines, the Company may provide guarantee to its wholly owned subsidiary set up for the purpose of absorbing all the assets and assuming all the liabilities of Shanghai Airlines. Details of the aforesaid guarantee to be provided by the Company were set out in section 2 of the Circular.’’

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
25 August 2009

Notes:

1.	Persons entitled to attend the EGM

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited, at the close of business on Tuesday, 8 September 2009 are entitled to attend the EGM upon completion of the necessary registration procedures.

2.	Registration procedures for attending the EGM

(i)
Holders of H Shares shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business at 2550 Hongqiao Road, Shanghai, the PRC (for the attention of the Office of the Secretary of the Board of Directors) (fax no: +86 21 62686116) by 4 : 00 p.m. on Friday, 18 September 2009 (if by facsimile) or between Thursday, 10 September 2009 to Friday, 18 September 2009 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the EGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the EGM as evidence of eligibility to attend the meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. For the holders of A Shares, the notarially certified power of attorney or other documents of authorization and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For the holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, within the same time limit in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

The H Share register of members of the Company will be closed from Wednesday, 9 September 2009 to Friday, 9 October 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4 : 00 p.m. on Tuesday, 8 September 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.	Abstention from voting

No shareholder is required to be abstain from voting in respect of any resolutions.

NOTICE OF H SHAREHOLDERS CLASS MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

NOTICE OF H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN THAT a class meeting of holders of H Shares (the ‘‘H Shareholders Class Meeting’’) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the ‘‘Company’’) will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2 : 30 p.m. on Friday, 9 October 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 25 August 2009 (the ‘‘Circular’’) relating to, among other things, the absorption of Shanghai Airlines):

AS SPECIAL RESOLUTION

1.
‘‘THAT, the proposal for the absorption of Shanghai Airlines by the Company through share exchange be and is hereby approved, ratified and confirmed. Details of the aforesaid absorption proposal were set out in the Circular.’’

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors, as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
25 August 2009

NOTICE OF H SHAREHOLDERS CLASS MEETING

Notes:

1.	Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 8 September 2009 are entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the H Shareholders Class Meeting

(i)
Holders of H Shares shall deliver their attendance slips for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business at 2550 Hongqiao Road, Shanghai, the PRC (for the attention of the Office of the Secretary of the Board of Directors) (fax no: +86 21 62686116) by 4 : 00 p.m. on Friday, 18 September 2009 (if by facsimile) or between Thursday, 10 September 2009 to Friday, 18 September 2009 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the H Shareholders Class Meeting and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the H Shareholders Class Meeting as evidence of eligibility to attend the meeting.

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. The holders of H Shares must deliver the aforementioned documents to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the H Shareholders Class Meeting

The H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

The H Share register of members of the Company will be closed from Wednesday, 9 September 2009 to Friday, 9 October 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4 : 00 p.m. on Tuesday, 8 September 2009.

NOTICE OF H SHAREHOLDERS CLASS MEETING

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.	Abstention from voting

No shareholder is required to be abstain from voting in respect of the above resolution.